
08006197



Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

**SECURITIES AND EXCHANGE COMMISSION**
**450 Fifth Street, N.W.**
**WASHINGTON, D.C. 20549**
**U.S.A.**

SEC
Mail Processing
Section

DEC 04 2008

Washington, DC
101

Rif./Prot. SEGR/ 544
San Donato M.se, December 1, 2008

SUPPL

**Re: Saipem S.p.A. - File No. 82.4776**

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 1st October 2008
- Saipem Press Release dated 23rd October 2008
- Saipem Press Release dated 27th October 2008
- Saipem Press Release dated 28th October 2008
- Saipem Press Release dated 29th October 2008
- Saipem Press Release dated 13th November 2008
- Saipem Press Release dated 21st November 2008
- Interim Consolidated Report as of June 30, 2008

PROCESSED
DEC 12 2008
THOMSON REUTERS

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem
General Affairs Dept.
Company's Secretary Office Manager
Michele Nebbioli


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

dec 12/9

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC
Mail Processing
Section
DEC 04 2008
Washington, DC
101

**Form 6-K**

**REPORT OF FOREIGN ISSUER**

For the months of October 2008, November 2008

**Saipem S.p.A.**
(Exact name of Registrant as specified in its charter)

**Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem



# Closed the merger by incorporation of Snamprogetti

*San Donato Milanese (Milan), October 1, 2008* - Today, the merger deed incorporating Snamprogetti, Saipem Projects and Ecos into Saipem S.p.A. has been registered at the relevant Register of Companies (Registro Imprese).

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.*

**Website:** www.saipem.eni.it
**Switchboard:** +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)
**Relations with institutional investors and financial analysts:**
**Tel.:** +39-02520.34653 **Fax:** +39-02520.54295
**E-mail:** investor.relations@saipem.eni.it

Saipem



Eni


**Saipem awarded a new onshore contract in Nigeria valued at approximately US$700 million**

*San Donato Milanese (Milan), 23 October 2008* – Saipem has been awarded a new lump sum turn key onshore contract in Nigeria worth approximately US$700 million (Saipem's share).

The contract has been awarded by Total Exploration and Production Nigeria Limited (Operator of the NNPC/TEPNG Joint Venture) to a consortium comprising Saipem (Saipem's share is 60%), Ponticelli and Desicon for the OML 58 Upgrade Phase 1 Project. The OML 58 Block is located onshore Nigeria, approximately 85 kilometres North-West of Port Harcourt in Rivers state, and comprises a Flow Station and a Gas treatment train, with 10.65 MMSCMD gas and 35,000 boepd oil & condensate capacity.

The contract encompasses engineering, procurement, construction and commissioning for the revamping of the existing Flow Station and for increasing the overall safety of plant operation. A new gas treatment train and interconnecting pipelines and utilities to increase gas production to 15.65 MMSCMD will also be added, as well as implementing condensate stabilisation and upgrading water injection. An additional 2,50 MMSCMD capacity will be constructed to supply gas to the domestic market.

The project for Saipem represents a further milestone aimed to sustain and develop the Nigerian Content by enhancing local skills and capabilities in all the areas of the EPC chain.

The activities are scheduled to be completed for the first portion by early 2011 and fully by mid 2012.

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive*



*capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.*

**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
**Relations with institutional investors and financial analysts:**
Tel.: +39-02520.34653 Fax: +39-02520.54295
**E-mail**: investor.relations@Saipem.eni.it

Saipem






# Saipem awarded new onshore drilling contracts worth approximately USD 1.1 billion

*San Donato Milanese (Milan), 27 October 2008* – Saipem has been awarded new onshore drilling contracts in Peru and Venezuela worth a total value of approximately USD 1.1 billion.

The contracts have been assigned to Saipem by various oil companies and include the charter of 17 onshore rigs of various power capacities.

The contracts will have an average life of five years and will commence at the expiry date of the current contracts, which will occur between the fourth quarter of 2008 and the second quarter of 2009.

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.*

**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
**Relations with institutional investors and financial analysts:**
Tel.: +39-02520.34653 Fax: +39-02520.54295
**E-mail**: investor.relations@saipem.eni.it

Saipem



## Saipem awarded US$1.1 billion offshore contracts in Azerbaijan and South America

*San Donato Milanese (Milan), 28 October 2008* – Saipem has won three new offshore contracts for a total amount in excess of US$1.1 billion. The three contracts have been awarded in Azerbaijan, Brazil and Venezuela respectively.

**Azerbaijan**

Saipem has signed with BP Exploration (Caspian Sea) Ltd the Underwater Service Contract Long term Agreement. Saipem will be responsible for the activities required for the inspection, maintenance and repair of the existing BP facilities in the Azeri offshore, including the platforms installed by Saipem in the previous years. The contract has a duration of 5 years, which BP has an option to extend by 2 years.

**Brazil**

Petrobras awarded the contract for the Uruguà-Mexilhão pipeline. Saipem will transport, install and test a 18", 174-kilometre long gas pipeline in the Santos Basin, offshore Brazil. The pipeline will link the floating production, storage and offloading vessel Cidade de Santos, located in the Exploratory Block BS-500 at Uruguá field, in 1372 meters water depth, to the Mexilhão gas platform in the Mexilhão field in 172 meters water depth. Project activities are scheduled to finish by the end of March 2010.

**Venezuela**

PDVSA Gas S.A. awarded Saipem the contract for the Dragon – CIGMA pipeline in the Mariscal Sucre complex in offshore north-east Venezuela. Saipem will transport and install a 115-kilometre, 36-inch gas export line connecting a platform located in the Dragon field to PDVSA's CIGMA complex on the southern side of the Paria peninsula, in the state of Sucre. Marine activities will be mainly carried out by the Semac pipelayer vessel and are scheduled to be completed by the end of 2009.

Saipem


Eni

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects and technological competences such as gas monetisation and heavy oil exploitation.*

**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
**Relations with institutional investors and financial analysts:**
Tel.: +39-02520.34653 Fax: +39-02520.54295
**E-mail**: investor.relations@saipem.eni.it



A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Via Martiri di Cefalonia 67
Fully paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Tel. Switchboard: +39-025201
Fax +39-0252054295
www.saipem.eni.it


SEC
Mail Processing
Section
DEC 04 2008
Washington, DC
101

# Saipem:
# Board of Directors approves interim report at September 30, 2008

- **Overall net profit for the first nine months of 2008: €690 million.**
- **Adjusted net profit for the first nine months of 2008: €510 million, up 32% compared to the same period of 2007.**
- **Adjusted net profit for the third quarter of 2008 totals €189 million, up 29% compared to the same period of 2007.**
- **New contracts awarded to the Saipem Group during the first nine months of 2008 amount to €10,963 million and the backlog at September 30, 2008 stands at a record €19,041 million.**
- **Investments during the first nine months of 2008 total €1,459 million, versus €813 million the same period of 2007.**

*San Donato Milanese, October 29, 2008* The Board of Directors of Saipem S.p.A. today reviewed the Saipem Group's unaudited interim report at September 30, 2008.

(€ million)

| Q3 2007 (1) | Q2 2008 | Q3 2008 | Q3 08 vs Q3 07 | | First nine months 2007 (1) | First nine months 2008 | Sept.08 vs Sept.07 |
|---|---|---|---|---|---|---|---|
| 2,440 | 2,383 | 2,642 | 8.3 | Revenues | 6,963 | 7,261 | 4.3. |
| 231 | 259 | 286 | 23.8 | Operating profit | 625 | 775 | 24.0 |
| 146 | 174 | 189 | 29.5 | Adjusted net profit | 386 | 510 | 32.1 |
| 430 | 174 | 189 | (56.0) | Net profit | 670 | 690 | 3.0 |
| 212 | 256 | 285 | 34.4 | Adjusted cash flow | 586 | 769 | 31.2 |
| 314 | 557 | 480 | 52.9 | Capital expenditure | 827 | 1,459 | 76.4 |
| 2,662 | 3,216 | 5,492 | 106.3 | New contracts | 7,443 | 10,963 | 47.3 |

(1) *figures restated to reflect the effects of disposals of Camom, Haldor Topsøe and GTT and the classification of Fertinitro under "Net assets available for sale".*

*As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.*

**Investments** in the third quarter of 2008 amounted to €480 million (€314 million in the third quarter of 2007) mainly related to:

- €168 million in the Offshore sector relating to the construction of a new pipe lay vessel and a deep water field development ship, the conversion of a tanker into an FPSO unit due to operate for Sonangol in Angola, the development of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, and maintenance and upgrading of the existing asset base;
- €101 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, an ultra deepwater drillship and two jack-ups, in addition to maintenance and upgrading of the existing asset base;
- €196 million in the Onshore Drilling sector for the upgrading of existing assets and the purchase/construction of thirteen rigs, for which long-term contracts have already been secured;
- €15 million in the Onshore sector for maintenance and upgrading of the existing asset base.

Investments in the first nine months of 2008 amounted to €1,459 million, versus €827 million in the first nine months of 2007.
During the period, the contract for the construction of a Diving Support Vessel (as previously announced) was awarded to the Sekwang yard in Korea. Delivery of the vessel is expected for the fourth quarter of 2011. The total investment is estimated at €130 million.

**Disposal of non-core assets**
With regard to the negotiations underway for the sale of the 20% stake in the Venezuelan company Fertinitro, said company has distributed dividends, Saipem's share of which totalled €20.6 million. Saipem received €9.1 million in the second quarter and €11.5 million in October, which were recognized as a reduction in the carrying value of the investment, under "Net assets available for sale".

**Net borrowings** at September 30, 2008 amounted to €2,095 million, representing an increase of €401 million versus December 31, 2007, due to investments made during the first nine months of the year and the distribution of dividends, which were partly offset by cash flow from operations for the period, proceeds from the disposal of GTT and the improvement in working capital.

**New contracts and backlog**
During the third quarter of 2008, Saipem was awarded contracts amounting to €5,492 million (compared to €2,662 million in the third quarter of 2007).
The most significant orders awarded in the third quarter include:
**Offshore:**
- the Viking project for Conoco/Phillips, which involves the laying of a pipeline in the British sector of the North Sea.

**Onshore:**
- the Arzew project for Sonatrach, which encompasses the EPC (engineering, procurement and construction) of a single-train gas liquefaction (LNG) plant, with a capacity of 4.7 million tonnes of LNG per annum.
- the Manifa project for Saudi Aramco, which encompasses the engineering, procurement and construction of three gas/oil separation trains (GOSP), gas dehydration, crude inlet manifolds and the flare gas system.

**Offshore Drilling:**
- the three-year charter of the semi-submersible drilling rig Scarabeo 7 by Eni;
- the two-year charter of the semi-submersible drilling rig Scarabeo 3 by Addax Petroleum;

- the one-year charter of the semi-submersible drilling rig Scarabeo 6 by Burullus Gas Company.

New contracts awarded to the Saipem Group during the first nine months of 2008 amounted to €10,963 million (€7,443 million in the same period of 2007).

**The backlog of the Saipem Group at September 30, 2008 stands at a record level of €19,041 million** (€5,085 million in Offshore, €8,901 in Onshore, €5.055 in Drilling), of which €2,663 million are to be realised in the fourth quarter of 2008 and €7,363 million in 2009.

**Management expectations for 2008 and medium-term scenario**

The results achieved in the first nine months of the year and the positive development of the contracts currently under execution have prompted management to revise up its expectations for 2008. Adjusted net profit is now expected to increase by approximately 30% over the 2007 restated figure, while revenues are confirmed at approximately €10 billion and investments at approximately €1.9 billion.

At the end of September 2008, the backlog stood at €19.0 billion, versus €15.4 billion at the beginning of the year, while October saw the Saipem group awarded additional orders amounting to approximately €2.2 billion. As a result, the target announced at the start of the year of increasing the order backlog has already been comfortably met, leading to improved visibility.

With regard to medium-term expectations, it is still too early to be able to fully assess the impact on the Oil and Gas industry of the expected slowdown in the world economy.

However, given that Saipem's clients are virtually all large national and international oil companies who indicated having approved their investments using conservative oil price scenarios, the risk of projects being suspended or cancelled would appear to be remote.

In terms of future scenarios, our key Clients are of the opinion that oil prices will eventually stabilize at a level that will continue to make the development of large oil fields economically viable (i.e. fields in the Middle East, plus West Africa, the Caspian Sea area, Brazil and large frontier area fields in general.) The reasoning behind this conviction is that the Oil Industry has only just emerged from a period of underinvestment, and if oil prices were to create the conditions for a new period of underinvestment, the world economy would not have sufficient oil and gas availability, even considering the scenario of a significant economic slowdown.

Saipem possesses an industrial model that includes engineering and construction expertise and has a track record that makes it particularly qualified for tackling complex projects in frontier areas that, while representing a challenge, possess sufficiently robust economics as to be compatible with a scenario of relatively low oil prices.

**Article 36 of Consob Regulation on Markets: conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries.**

With regard to the recently published regulations setting out conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries that are deemed to be of material significance in relation to the consolidated financial statements:

- at September 30, 2008 the following seven Saipem subsidiaries fall within the scope of application of the regulation in question, namely:
  - Saudi Arabian Saipem Ltd
  - Snamprogetti Saudi Arabia Sdn
  - Saipem America Inc.
  - Saipem Asia Sdn Bhd
  - Saipem Contracting (Nigeria) Ltd
  - Saipem Contracting Algerie
  - Saipem Misr for Petroleum Services SAE
- procedures designed to ensure full compliance with article 36 have already been adopted;

**Article 37 of Consob Regulation on Markets: conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company**

The Board of Directors has ascertained that the conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company, set out in article 37 of the Consob Regulation on Markets, do not apply to the Company.

This press release containing the unaudited consolidated results of the third quarter of 2008 constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the valuation and measurement criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with article 6 of EC Regulation No. 1606/2002 of the European Parliament and of the Council of 19 July 2002. Data pertaining to the income statement refers to the third quarter of 2007, the second and third quarters of 2008 and to the first nine months of 2007 and 2008. Balance sheet data refers to September 30, 2008 and December 31, 2007. The financial tables are presented in the same format as those contained in the six-month report and the annual Financial Report.

*Saipem's Chief Financial Officer, Giulio Bozzini is the senior manager in charge of preparing the company's financial reports. He attests, pursuant to article 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release fully matches the accounting records, books and entries.*

*Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.*

***Contact details***
**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

**Relations with institutional investors and financial analysts:**
**Tel**.: +39-02520.34653
**Fax**: +39-02520.54295
**E-mail:** investor.relations@saipem.eni.it

## Analysis by business sector

### Offshore:

(€ million)

| Q3 2007 | Q2 2008 | Q3 2008 | Q3 08 vs Q3 07 | | First nine months 2007 | First nine months 2008 | Sept.08 vs Sept.07 |
|---|---|---|---|---|---|---|---|
| 908 | 885 | 1,027 | 13.1 | Revenues | 2,631 | 2,768 | 5.2 |
| (754) | (723) | (839) | 11.3 | Expenses | (2,207) | (2,265) | 2.6 |
| (36) | (42) | (47) | 30.6 | Depreciation and amortisation | (109) | (128) | 17.4 |
| 118 | 120 [1] | 141 | 19.5 | Operating profit | 315 | 375 [1] | 19.0 |
| 17.0 | 18.3 | 18.3 | | EBITDA % | 16.1 | 18.2 | |
| 13.0 | 13.6 | 13.7 | | EBIT % | 12.0 | 13.5 | |
| 872 | 1,838 | 270 | | New contracts | 2,753 | 3,689 | |

*(1) includes capital gain of €2 million from the sale of the FPSO vessel Mystras*

The backlog at September 30, 2008 amounted to €5,085 million, of which €1,050 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amount to €2,768 million, representing an increase of over 5% compared with the same period of 2007, due to activities in North Africa and Kazakhstan.

- Operating profit for the first nine months of 2008 amounted to €375 million, or 13.5% of revenues, versus operating profit of €315 million for the same period of 2007, or 12% of revenues. The EBITDA margin was 18.2% versus 16.1% for the same period of 2007. This increase in margin is attributable to improved contract conditions and strong operational performance.

## Onshore:

(€ million)

| Q3 2007 | Q2 2008 | Q3 2008 | Q3 08 vs Q3 07 | | First nine months 2007 [1] | First nine months 2008 | Sept.08 vs Sept.07 |
|---|---|---|---|---|---|---|---|
| 1,345 | 1,269 | 1,378 | 2.5 | Revenues | 3,797 | 3,820 | 0.6 |
| (1,273) | (1,186) | (1,285) | 0.9 | Expenses | (3,596) | (3,573) | - 0.6 |
| (9) | (11) | (13) | 44.4 | Depreciation and amortisation | (28) | (36) | 28.6 |
| 63 | 72 | 80 | 27.0 | Operating profit | 173 | 211 | 22.0 |
| 5.4 | 6.5 | 6.7 | | EBITDA % | 5.3 | 6.5 | |
| 4.7 | 5.7 | 5.8 | | EBIT % | 4.6 | 5.5 | |
| 1,369 | 591 | 4,663 | | New contracts | 3,976 | 5,718 | |

(1) *figures have been restated to reflect the effects of the disposals of Camom and Haldor Topsøe.*

The backlog at September 30, 2008 amounted to €8,901 million, of which €1,375 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amount to €3,820 million, which was in line with the figure for the same period of 2007.

- Operating profit for the first nine months of 2008 amounted to €211 million, versus €173 million in the same period of 2007, with a margin on revenues rising from 4.6% to 5.5%. The EBITDA margin was 6.5% versus 5.3% for the same period of 2007. This increase in margin is attributable to high operational efficiency and improved contractual rates.

## Offshore Drilling

(€ million)

| Q3 2007 | Q2 2008 | Q3 2008 | Q3 08 vs Q3 07 | | First nine months 2007 | First nine months 2008 | Sept.08 vs Sept.07 |
|---|---|---|---|---|---|---|---|
| 104 | 121 | 121 | 16.3 | Revenues | 307 | 359 | 16.9 |
| (55) | (58) | (56) | 1.8 | Expenses | (163) | (171) | 4.9 |
| (14) | (15) | (18) | 28.6 | Depreciation and amortisation | (44) | (50) | 13.6 |
| 35 | 48 | 47 | 34.3 | Operating profit | 100 | 138 | 38.0 |
| 47.1 | 52.1 | 53.7 | | EBITDA % | 46.9 | 52.4 | |
| 33.7 | 39.7 | 38.8 | | EBIT % | 32.6 | 38.4 | |
| 250 | 82 | 547 | | New contracts | 394 | 760 | |

The backlog at September 30, 2008 amounted to €3,872 million, of which €90 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amounted to €359 million, up 17% versus the same period of 2007, due to increased activity by the semi-submersible platform Scarabeo 3 and the jack up Perro Negro 2, to the start of operations by the jack up Perro Negro 7, and to higher contractual rates.
- Operating profit for the first nine months of 2008 amounted to €138 million, versus €100 million in the first nine months of 2007, with an operating margin up from 32.6% to 38.4%. The EBITDA margin was 52.4% versus 46.9% for the same period of 2007. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.
- Vessel utilisation in the first nine months of 2008 was as follows:

| *Vessel* | *September 2008 - days* | | *2008 - days* |
|---|---|---|---|
| | *under contract* | *idle* | *expected to be idle* |
| Semi-submersible platform Scarabeo 3 | 274 | – | – |
| Semi-submersible platform Scarabeo 4 | 274 | – | 31 **a** |
| Semi-submersible platform Scarabeo 5 | 238 | 36 **a** | 91 **a** |
| Semi-submersible platform Scarabeo 6 | 274 | – | – |
| Semi-submersible platform Scarabeo 7 | 274 | – | 92 **a** |
| Drillship Saipem 10000 | 274 | – | – |
| Jack-up Perro Negro 2 | 261 | 13 **a** | 13 **a** |
| Jack-up Perro Negro 3 | 127 | 147 **a** | 147 **a** |
| Jack-up Perro Negro 4 | 274 | – | – |
| Jack-up Perro Negro 5 | 251 | 23 **a** | 23 **a** |
| Jack-up Perro Negro 7 | 45 | – | – |

**a** = the vessel underwent / is expected to undergo class reinstatement works.

## Onshore Drilling:

(€ million)

| Q3 2007 | Q2 2008 | Q3 2008 | Q3 08 vs Q3 07 | | First nine months 2007 | First nine months 2008 | Sept.08 vs Sept.07 |
|---|---|---|---|---|---|---|---|
| 83 | 108 | 116 | 39.8 | Revenues | 228 | 314 | 37.7 |
| (61) | (75) | (80) | 31.1 | Expenses | (172) | (218) | 26.7 |
| (7) | (14) | (18) | 157.1 | Depreciation and amortisation | (19) | (45) | 136.8 |
| 15 | 19 | 18 | 20.0 | Operating profit | 37 | 51 | 37.8 |
| 26.5 | 30.6 | 31.0 | | EBITDA % | 24.6 | 30.6 | |
| 18.1 | 17.6 | 15.5 | | EBIT % | 16.2 | 16.2 | |
| 171 | 705 | 12 | | New contracts | 320 | 796 | |

The backlog at September 30, 2008 amounted to €1,183 million, of which €148 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amounted to €314 million, representing a 37.7% increase compared to the same period of 2007, due mainly to the start of operations of new rigs in South America.

- Operating profit for the first nine months of 2008 amounted to €51 million, versus €37 million in the first nine months of 2007, with an operating margin of 16.2%. The EBITDA margin was 30.6% versus 24.6% for the same period of 2007. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates.

- Average utilisation of rigs in the period was 99% (97% in the same period of 2007). Rigs were located as follows: 22 in Venezuela, 13 in Peru, 10 in Saudi Arabia, 7 in Algeria, 3 in Brazil, 3 in Kazakhstan, 2 in Italy, 1 in Trinidad & Tobago, 1 in Ecuador and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 3 by the joint-venture company SaiPar and 2 in Kazakhstan.

Attachments:

- Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses, reclassified statement of cash flow and net borrowings.
- The data used for restatement purposes following the disposals of *Camom, Haldor Topsøe and GTT, and the reclassification of Fertinitro* to "Net assets available for disposal".

## RECLASSIFIED CONSOLIDATED BALANCE SHEET

(€ million)

| | December 31, 2007 | | September 30, 2008 | |
|---|---|---|---|---|
| Net tangible assets | | 3,562 | | 4,685 |
| Net intangible assets | | 750 | | 749 |
| | | 4,312 | | 5,434 |
| - Offshore | 2,114 | | 2,483 | |
| - Onshore | 484 | | 485 | |
| - Offshore Drilling | 1,395 | | 1,886 | |
| - Onshore Drilling | 319 | | 580 | |
| Investments | | 47 | | 39 |
| **Fixed assets** | | **4,359** | | **5,473** |
| **Net working capital (*)** | | **(402)** | | **(520)** |
| **Net assets held for sale including related net borrowings** | | **203** | | **80** |
| **Provision for employee benefits** | | **(167)** | | **(174)** |
| **CAPITAL EMPLOYED, NET** | | **3,993** | | **4,859** |
| **Shareholders' equity** | | **2,295** | | **2,754** |
| **Minority interest** | | **4** | | **10** |
| **Net borrowings** | | **1,694** | | **2,095** |
| **Total liabilities and shareholders' equity** | | **3,993** | | **4,859** |
| **Leverage (net borrowings/shareholders' equity)** | | **0.74** | | **0.76** |
| **SHARES ISSUED AND OUTSTANDING** | | **441,410,900** | | **441,410,900** |
| *(*) of which advances from Clients* | | *351* | | *705* |

## CONSOLIDATED INCOME STATEMENT RECLASSIFIED
BY
## NATURE OF EXPENSES

(€ million)

| third quarter 2007 (*) | second quarter 2008 | third quarter 2008 | | First Nine Months 2007 (*) | First Nine Months 2008 |
|---|---|---|---|---|---|
| 2,440 | 2,383 | 2,642 | Operating revenues | 7,175 | 7,261 |
| 3 | (**) 4 | 2 | Other income and revenues | 8 | (**) 9 |
| (1,842) | (1,711) | (1,946) | Purchases, services and other costs | (5,362) | (5,247) |
| (304) | (335) | (316) | Payroll and related costs | (976) | (989) |
| **297** | **341** | **382** | **GROSS OPERATING PROFIT** | **845** | **1,034** |
| (66) | (82) | (96) | Depreciation, amortisation, and write-downs | (205) | (259) |
| **231** | **259** | **286** | **OPERATING PROFIT** | **640** | **775** |
| (25) | (24) | (23) | Finance expenses | (82) | (72) |
| 11 | (***) 8 | 4 | Income from investments | 39 | (***) 14 |
| **217** | **243** | **267** | **INCOME BEFORE INCOME TAXES** | **597** | **717** |
| (63) | (66) | (75) | Income taxes | (174) | (201) |
| **154** | **177** | **192** | **INCOME BEFORE MINORITY INTEREST** | **423** | **516** |
| – | (3) | (3) | Minority interest | (1) | (6) |
| **154** | **174** | **189** | **ADJUSTED NET PROFIT** | **422** | **510** |
| 290 | – | – | Capital gain from the disposal of non-core assets | 290 | 185 |
| (6) | – | – | Taxation | (6) | (5) |
| **438** | **174** | **189** | **NET PROFIT** | **706** | **690** |
| **504** | **256** | **285** | **CASH FLOW (Net profit + Depreciation and amortisation)** | **911** | **949** |

*(*) data not restated*
*(**) includes capital gain of Euro 2 million from the sale of the FPSO vessel Mystras*
*(***) includes Euro 5 million relating to the capital gain from the sale of a minority interest and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.*

## CONSOLIDATED INCOME STATEMENT RECLASSIFIED
### BY
## FUNCTION OF EXPENSES

(€ million)

| third quarter 2007 (*) | second quarter 2008 | third quarter 2008 | | First Nine Months 2007 (*) | First Nine Months 2008 |
|---|---|---|---|---|---|
| 2,440 | 2,383 | 2,642 | Operating revenues | 7,175 | 7,261 |
| (2,126) | (2,035) | (2,270) | Production costs | (6,261) | (6,221) |
| (11) | (9) | (7) | Idle costs | (33) | (31) |
| (21) | (28) | (27) | Selling expenses | (80) | (83) |
| (4) | (3) | (3) | Research and development costs | (17) | (9) |
| (3) | (**) (3) | (4) | Other operating expenses, net | (5) | (**) (5) |
| **275** | **305** | **331** | **CONTRIBUTION FROM OPERATIONS** | **779** | **912** |
| (44) | (46) | (45) | General and administrative expenses | (139) | (137) |
| **231** | **259** | **286** | **OPERATING PROFIT** | **640** | **775** |
| (25) | (24) | (23) | Finance expenses | (82) | (72) |
| 11 | (***) 8 | 4 | Income from investments | 39 | (***) 14 |
| **217** | **243** | **267** | **INCOME BEFORE INCOME TAXES** | **597** | **717** |
| (63) | (66) | (75) | Income taxes | (174) | (201) |
| **154** | **177** | **192** | **INCOME BEFORE MINORITY INTEREST** | **423** | **516** |
| – | (3) | (3) | Minority interest | (1) | (6) |
| **154** | **174** | **189** | **ADJUSTED NET PROFIT** | **422** | **510** |
| 290 | – | – | Capital gain from the disposal of non-core assets | 290 | 185 |
| (6) | – | – | Taxation | (6) | (5) |
| **438** | **174** | **189** | **NET PROFIT** | **706** | **690** |
| **504** | **256** | **285** | **CASH FLOW (Net profit + Depreciation and amortisation)** | **911** | **949** |

*(*) data not restated*
*(**) includes capital gain of Euro 2 million from the sale of the FPSO vessel Mystras*
*(***) includes Euro 5 million relating to the capital gain from the sale of a minority interest and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.*

## RECLASSIFIED STATEMENT OF CASH FLOW

(€ million)

| third quarter 2007 | second quarter 2008 | third quarter 2008 | | First Nine Months 2007 | First Nine Months 2008 |
|---|---|---|---|---|---|
| 438 | 174 | 189 | Net profit | 706 | 690 |
| – | 3 | 3 | Minority interest | 1 | 6 |
| | | | *Adjustments to reconcile cash generated from operating income before changes in working capital:* | | |
| (190) | 80 | 96 | Depreciation, amortisation and other non monetary items | (85) | 72 |
| (169) | 167 | 45 | Change in working capital related to operations | (60) | 210 |
| **79** | **424** | **333** | **Net cash provided by operating activities** | **562** | **978** |
| (314) | (557) | (480) | Capital expenditure | (835) | (1,459) |
| 389 | 43 | 9 | Disposals | 393 | 332 |
| **154** | **(90)** | **(138)** | **Free cash flow** | **120** | **(149)** |
| (16) | – | (36) | Buy-back of treasury shares | (22) | (50) |
| – | (192) | – | Dividends paid and changes in minority interest and reserves | (126) | (192) |
| 12 | (6) | 2 | Exchange differences on net borrowings and other changes | 11 | (10) |
| **150** | **(288)** | **(172)** | **Change in net borrowings** | **(17)** | **(401)** |
| **1,584** | **1,635** | **1,923** | **Net borrowings at beginning of period** | **1,417** | **1,694** |
| **1,434** | **1,923** | **2,095** | **Net borrowings at end of period** | **1,434** | **2,095** |

## NET BORROWINGS

| | | |
|---|---|---|
| medium/long term debt<br>(94% €uro: 6% $USA) | | 942 ml €uro |
| Short-term debt<br>(74% €uro: 15% $USA; 11% other currencies) | | 3.181 ml €uro |
| | Total debt | 4.123 ml €uro |
| Short term receivables<br>(73% €uro: 16% $USA; 11% other currencies)<br>of which Snamprogetti: 807ml€ | | 2.028 ml €uro |
| Average cost of debt in first nine months of 2008 | | 4.8% |
| Finance expenses capitalized in first nine months of 2008 | | 33 ml €uro |
| Average cost of debt in third quarter of 2008 | | 5.0% |
| Finance expenses capitalized in third quarter of 2008 | | 13 ml €uro |

## DATA PERTAINING TO CAMOM, HALDOR TOPSØE, GTT AND FERTINITRO ELIMINATED FROM COMPARATIVE DATA FOR RESTATEMENT PURPOSES

(€ million)

| first half 2007 | third quarter 2007 | | first nine months 2007 | 2007 |
|---|---|---|---|---|
| 212 | – | Revenues | 212 | 212 |
| 15 | – | Operating profit | 15 | 15 |
| 28 | 8 | Net profit | 36 | 45 |
| 33 | 8 | Cash flow | 41 | 50 |
| 8 | – | Capital expenditure | 8 | 8 |
| 166 | – | New contracts | 166 | 166 |

Saipem

Eni

# Saipem awarded a new onshore contract in Algeria valued at approximately 1.3 billion euro

*San Donato Milanese (Milan), 13 November 2008* – Saipem has been awarded a new onshore contract in Algeria worth approximately 1.3 billion euro.

The Algerian oil company Sonatrach has awarded Saipem the lump sum turn-key contract for the LPG (Liquefied Petroleum Gas) processing facility project at the Hassi Messaoud oil and gas complex in central Algeria, 900 km to the south east of Algiers.

The contract covers engineering, procurement and construction of three LPG production trains with a total capacity of 8 million cubic metres a day.

The works will be completed by first half of 2012.

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.*

**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
**Relations with institutional investors and financial analysts:**
Tel.: +39-02520.34653 Fax: +39-02520.54295
**E-mail**: investor.relations@Saipem.eni.it

Saipem

Eni

## Saipem Press Release

*San Donato Milanese (Milan), 21 November 2008* – With reference to the rumours about a supposed cancellation of the GOSP Manifa contract awarded in July to Saipem by Saudi Aramco, Saipem clarifies what follows: the contract has not been cancelled at the moment. Saudi Aramco has required not to undertake further commitments towards suppliers/subcontractors while waiting the results of an analysis aimed at cost optimization.

*Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects and technological competences such as gas monetisation and heavy oil exploitation.*

**Website**: www.saipem.eni.it
**Switchboard**: +39-025201
**Shareholder Information:**
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
**Relations with institutional investors and financial analysts:**
Tel.: +39-02520.34653 Fax: +39-02520.54295
**E-mail**: investor.relations@saipem.eni.it



# Interim Consolidated Report as of June 30, 2008

## MISSION STATEMENT

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.

Our skilled and experienced multi-local teams create sustainable growth for our company and the communities in which we operate

## OUR CORE VALUES

Commitment to safety, integrity, openness, flexibility, integration, innovation, quality, competitiveness, teamwork, humility, internationalisation

*Forward-looking statements contained in this document are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the Company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the Company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.*

**Countries in which Saipem operates**

EUROPE

Austria, Belgium, Croatia, Cyprus, Denmark, France, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Principality of Monaco, Romania, Spain, Switzerland, Turkey, United Kingdom

AMERICAS

Argentina, Brazil, Canada, Dominican Republic, Ecuador, Mexico, Peru, Trinidad and Tobago, United States, Venezuela

CSI

Azerbaijan, Kazakhstan, Russia, Ukraine

AFRICA

Algeria, Angola, Cameroon, Congo, Egypt, Gabon, Libya, Morocco, Nigeria, Tunisia

MIDDLE EAST

Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

FAR EAST AND OCEANIA

Australia, China, India, Indonesia, Malaysia, Pakistan, Singapore, Thailand

## BOARD OF DIRECTORS AND AUDITORS OF SAIPEM SpA

BOARD OF DIRECTORS

**Chairman and CEO**
Pietro Franco Tali

**Managing Director**
Hugh James O'Donnell

**Directors**
Luca Anderlini
Anna Maria Artoni
Jacques Yves Léost
Marco Mangiagalli
Pierantonio Nebuloni
Salvatore Sardo
Ian Wybrew-Bond

BOARD OF STATUTORY AUDITORS

**Chairman**
Fabio Venegoni

**Statutory Auditors**
Fabrizio Gardi
Adriano Propersi

**Alternate Statutory Auditors**
Alberto De Nigro
Giulio Gamba

## INDEPENDENT AUDITORS

PricewaterhouseCoopers SpA

***Saipem is a subsidiary of Eni SpA***



# Interim Consolidated Report as of June 30, 2008

Contents

## Saipem Group consolidated six-monthly report



Approved by the Board of Directors on July 29, 2008

# Interim results

In the first half of 2008, the Saipem Group achieved better results than in the same period of 2007.

**In particular**

Revenues amounted to €4,619 million (€4,523* million in the first half of 2007).
Operating profit totalled €489 million (€394* million in the first half of 2007).
Adjusted net profit amounted to €321 million (€240* million in the first half of 2007).
Net profit totalled €501 million.
Adjusted cash flow (adjusted net profit plus depreciation and amortisation) amounted to €484 million (€374* million in the first half of 2007).

The Offshore sector accounted for 38% of revenues and 48% of overall operating profits, the Onshore sector contributed 53% of revenues and 27% of overall operating profits and the Drilling sector generated 9% of revenues and 25% of overall operating profits.

Following the distribution of dividends and the capital expended during the first half of the year, which were only partly offset by cash flow for the period, the proceeds from the disposal of Gaztransport & Technigaz sas ('GTT') and the sale of the FPSO vessel Mystras, net borrowings at June 30, 2008 stood at €1,923 million (€1,694 million at December 31, 2007).

The following events of particular importance took place during the period:

- the Group was awarded new contracts totalling €5,471 million;
- investments continued in relation to the new semi-submersible drilling rigs Scarabeo 8 and Scarabeo 9, the new ultra-deep water drillship Saipem 12000, and a new pipelay vessel;
- the sale of the 30% holding in GTT was finalised for a price of €310 million. Negotiations continued for the disposal of the 20% holding in Fertinitro;
- the turnkey contract for the construction of the Saipem FDS 2 deepwater field development ship was assigned to Samsung Heavy Industries Co. The overall investment will amount to approximately €380 million. The new ship will be constructed at the Koje shipyard in South Korea, over a period of approximately 36 months;
- on May 16, 2008, Agip Energy & Natural Resources (Nigeria) Ltd, exercised its option to purchase outright the floating production storage and offloading vessel FPSO Mystras – in which Saipem held a 50% stake – for a price of USD 132 million.

Results in the first half of 2008 provided further confirmation that Saipem's industrial model – based on a technologically advanced fleet, unique engineering and project management expertise and long-standing local presence – affords the Group a competitive edge both for the supply of specialised services and the execution of turnkey projects in frontier areas.

(*) Figures restated to reflect the effects of disposals of Camom sa, Haldor Topsoe AS and GTT and the classification of Fertinitro under 'Net assets held for sale'.

# Saipem SpA

- Saipem International BV (100.00%)
  - Snamprogetti USA Inc (100.00%)
  - Saipem Asia Sdn Bhd (100.00%)
  - PT Saipem Indonesia (100.00%)
  - Saipem Mediterranean Services Llc (100.00%)
  - Saudi Arabian Saipem Ltd (60.00%)
  - Saipem Contracting (Nigeria) Ltd (97.94%)
  - Saipem (Nigeria) Ltd (89.41%)
  - Saipem (Malaysia) Sdn Bhd (41.94%)
  - North Caspian Service Co Llp (100.00%)
  - Moss Maritime AS (100.00%)
  - Katran-K Llc (100.00%)
  - Saipem Holding France sas (100.00%)
  - European Marine Investments Ltd (100.00%)
  - Saipem UK Ltd (100.00%)
  - Saipem (Portugal) - Gestão de Participações SGPS SA (100.00%)
    - Saipem Perfurações e Construções Petrolíferas Lda (100.00%)
    - Saipem Luxembourg SA (100.00%)
    - Saipem (Portugal) Comércio Marítimo Lda (100.00%)
      - Star Gulf Free Zone Co (20.00%)
    - Star Gulf Free Zone Co (80.00%)
    - Varisal - Serviços de Consultadoria e Marketing Lda (50.00%)
  - Saipem America Inc (100.00%)
  - Petrex SA (100.00%)
  - ER SAI Caspian Contractor Llc (50.00%)
  - Snamprogetti Canada Inc (100.00%)
  - Sonsub AS (100.00%)
  - Sonsub International Pty Ltd (100.00%)
  - Saipem Logistic Services Ltd (100.00%)
  - Global Petroprojects Services AG (100.00%)
  - Snamprogetti Saudi Arabia Co Ltd Llc (95.00%)
  - ERS Equipment Rental & Services BV (100.00%)
    - European Maritime Commerce BV (100.00%)
      - Saipem Misr for Petroleum Services (S.A.E.) (0.04%)
    - Saipem Services sa (0.02%)
    - Saipem Misr for Petroleum Services (S.A.E.) (0.04%)
  - Saipem Services sa (99.98%)
  - Saipem Misr for Petroleum Services (S.A.E.) (99.92%)
  - Snamprogetti Romania Srl (1.00%)
- Saipem Energy Services SpA (100.00%)
  - Saipem do Brasil Serviços de Petroleo Ltda (100.00%)
  - Saipem Energy Italia SpA (100.00%)
- Saipem sa (100.00%)
  - Delong Hersent Unipessoal Lda (100.00%)
    - Petromar Lda (70.00%)
  - Boscongo sa (99.99%)
  - BOS Investment Ltd (100.00%)
  - BOS-UIE Ltd (100.00%)
  - Saipem Singapore Pte Ltd (100.00%)
  - Entreprise Nouvelle Marcellin sa (100.00%)
  - Saipem India Project Ltd (100.00%)
  - Salmexicana SA de Cv (100.00%)
    - Saipem Services México SA de Cv (100.00%)
    - Saigut SA de Cv (100.00%)
  - Sofresid sa (100.00%)
    - Sofresid Engineering sa (99.99%)
    - Saipem Contracting Algerie SpA (99.95%)
  - SAS Port de Tanger (100.00%)
  - Saibos Construções Marítimas Lda (100.00%)
  - Services et Equipements Gaziers et Petroliers sa (99.76%)
    - Société de Construction d'Oleoducts Snc (100.00%)
- Frigstad Discoverer Invest Ltd (100.00%)
- Intermare Sarda SpA (100.00%)
- Saipem Projects SpA (100.00%)
  - Snamprogetti SpA (100.00%)
    - Snamprogetti Sud SpA (100.00%)
    - Andromeda Consultoria Tecnica e Representações Ltda (99.00%)
    - Snamprogetti Netherlands BV (100.00%)
      - Andromeda Consultoria Tecnica e Representações Ltda (1.00%)
    - Snamprogetti Management Services SA (100.00%)
    - Snamprogetti Ltd (100.00%)
    - Snamprogetti Romania Srl (99.00%)
    - Snamprogetti Lummus Gas Ltd (99.00%)
    - Snamprogetti Engineering BV (100.00%)
    - Snamprogetti France sarl (100.00%)
    - Snamprogetti Saudi Arabia Co Ltd Llc (5.00%)

The diagram only includes companies consolidated using the full consolidation method

# Saipem Group structure

(principal companies)


Eni
Saipem

# Operating and Financial Review

# Saipem SpA share performance

During the first half of 2008, the value of Saipem ordinary shares on the Italian Stock Exchange increased by 8% to €29.57 at June 30, 2008 (versus €27.3 at year end 2007).

On May 22, 2008, a dividend of €0.44 per ordinary share was distributed to shareholders, an increase in excess of 50% compared to the previous year (€0.29 per share).

Throughout the first half of the year, the sector in which Saipem operates was boosted by expectations of strong demand following the recent important discoveries of large oil fields, particularly in the Brazilian offshore, and continued to benefit from increasing spending by oil companies prompted by the need to satisfy growing demand for oil and the desire to maintain a healthy reserve replacement ratio. To ensure it is in a position to take advantage of the favourable market situation for oil and gas industry services, Saipem continued to strengthen its competitive edge through the implementation of a significant programme of investments.

After hitting the period-low of €21.84 in mid January, following the turmoil in global markets caused mainly by the credit crisis that affected the first part of the period, the share price rose almost constantly in the rest of the six-month period, topping €30 at the end of May and then settling at around €29 at the end of the period.

During the first six months of 2008, the Saipem share outperformed the S&P/MIB index, which lost more than 23% over the period.

The company's market capitalisation at the end of the period was in excess of €13 billion, representing an increase of approximately €2 billion against the same period of 2007.

In terms of share liquidity, shares traded in the first half of the year totalled approximately 518 million, slightly down on the first half of 2007 (approximately 522 million). However, the value of shares traded was in excess of €13 billion, representing an increase of over 18% against the first half of 2007 (€11 billion). The average number of shares traded daily for the period was in excess of 4 million.

The price of the savings shares, which are convertible at par with ordinary shares, and are of a limited number (149,431 at June 30, 2008), rose by 3.4% from €28.5 at year end 2007 to €29.48 at June 30, 2008. The dividend distributed on savings shares was €0.47 per share (€0.32 in the previous year, representing an increase of 47%).

**Share prices on the Milan Stock Exchange**

| (€) | 2004 | 2005 | 2006 | 2007 | First half 2008 |
|---|---|---|---|---|---|
| Ordinary shares: | | | | | |
| - maximum | 9.42 | 14.34 | 21.14 | 31.56 | **30.44** |
| - minimum | 6.16 | 8.69 | 13.79 | 18.32 | **21.84** |
| - average | 7.93 | 11.40 | 17.85 | 24.72 | **27.06** |
| - period end | 8.86 | 13.79 | 19.71 | 27.30 | **29.57** |
| Savings shares: | | | | | |
| - maximum | 9.45 | 15.52 | 21.50 | 41.50 | **30.05** |
| - minimum | 6.60 | 8.74 | 14.42 | 19.10 | **23.00** |
| - average | 8.14 | 11.95 | 18.24 | 26.97 | **27.45** |
| - period end | 8.74 | 15.00 | 19.62 | 28.50 | **29.48** |

**Saipem and S&P MIB - Average monthly prices January 2003-July 2008**


Price in euro Saipem shares
S&P MIB value
2003
2004
2005
2006
2007
2008
33.00
29.50
26.00
22.50
19.00
15.50
12.00
8.50
5.00
50,000
46,000
42,000
38,000
34,000
30,000
26,000
22,000
18,000
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7
Saipem
S&P MIB

# Glossary

## FINANCIAL TERMS

**Contribution from operations:** operating profit before general and administrative expenses.

**IFRS** International Financial Reporting Standards: issued by IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to standards issued after May 2003. Standards issued before May 2003 have maintained the denomination IAS.

**Leverage:** the degree to which the company is utilising borrowed money. It is the ratio between net borrowings and shareholders' equity including minority interest.

**ROACE** Return On Average Capital Employed: calculated as net profit before minority interest plus after-tax net financial expenses deriving from net borrowings, over average net capital employed.

## OPERATIONAL TERMS

**Buckle detection:** system that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

**Bundles:** bundles of cables.

**Commissioning:** series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

**Concrete coating:** subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion.

**Conventional waters:** depth of up to 500 metres.

**Deck:** area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

**Decommissioning:** undertaken in order to end operations of a gas pipeline, associated plant and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

**Deep waters:** depths of over 500 metres.

**Drillship:** vessel equipped with self-propulsion system, capable of carrying out drilling operations in deep waters.

**Dynamically Positioned Heavy Lift Vessel:** vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

**EPC** (Engineering, Procurement, Construction): a type of contract typical of the Onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

**EPIC** (Engineering, Procurement, Installation, Construction): a type of contract typical of the Offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start-up of operations.

**Facilities:** auxiliary services, structures and installations required to support the main systems.

**Flare:** tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

**Floatover:** type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

**FPSO vessel:** Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

**Hydrocracking** (plant): installation for process separation of large oil molecules.

**Hydrotesting:** operation involving high pressure (higher than operational pressure) water being pumped into a pipeline to ensure that it is devoid of defects.

**Hydrotreating:** refining process aimed at improving the characteristics of oil fractions.

**Jacket:** platform underside structure fixed to the seabed using piles.

**Jack-up:** mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations.

**J-laying:** method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble the letter 'J'. This configuration is suited to deep-water pipe laying.

**LNG:** Liquefied Natural Gas is obtained by cooling natural gas to minus 160 °C. At normal pressure gas is liquefied to facilitate its transportation from the place of extraction to that of processing and/or utilisation. One tonne of LNG equates to 1,500 cubic metres of gas.

**Midstream:** sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

**Moon pool:** opening in the hull of a drillship to allow for the passage of operational equipment.

**Mooring buoy:** offshore mooring system.

**Offshore/Onshore:** the term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

**Pig:** piece of equipment used to internally clean, descale and survey a pipeline.

**Piggy backed pipeline:** small-diameter pipeline, fixed to a larger pipeline, used to transport a product other than that of the main line.

**Pile:** long and heavy steel pylon driven into the seabed; a system of piles is used as the foundation for anchoring a fixed platform or other offshore structures.

**Pipe-in-pipe:** subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from water pressure.

**Piping and Instrumentation Diagram** (P&ID): diagram showing all plant equipment, piping and instrumentation with associated shutdown and safety valves.

**Pre-commissioning:** comprises pipeline cleaning out and drying.

**Pre-drilling template:** support structure for a drilling platform.

**Pulling:** minor operations on oil wells due to maintenance or marginal replacements.

**Rig:** drilling installation comprising the derrick, the drill deck, which supports the derrick, and ancillary installations that enable the descent, ascent and rotation of the drill unit as well as mud extraction.

**Riser:** manifold connecting the subsea wellhead to the surface.

**ROV** (Remotely Operated Vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

**S-laying:** method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble the letter 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water pipelaying.

**Slug catcher:** equipment for the purification of gas.

**Sour water:** water containing dissolved pollutants.

**Spar:** floating production system, anchored to the seabed by means of a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

**Spare capacity:** ratio between production and production capacity, i.e. the quantity of oil in excess of demand.

**Spool:** connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.

**Stripping:** process through which volatile compounds are removed from the liquid solution or the solid mass in which they have been diluted.

**Surf facilities:** pipelines and equipment connecting the well or subsea system to a floating unit.

**Template:** rigid and modular subsea structure where the oilfield well-heads are located.

**Tender-assisted drilling unit:** offshore platform complete with drilling tower, connected to a drilling support tender vessel housing all necessary ancillary infrastructure.

**Tendons:** pulling cables used on tension leg platforms used to ensure platform stability during operations.

**Tension Leg Platform** (TLP): fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

**Tie-in:** connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

**Topside:** portion of platform above the jacket.

**Trenching:** burying of offshore or onshore pipelines.

**Trunkline:** oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

**Umbilical:** flexible connecting sheath, containing flexible pipes and cables.

**Upstream/Downstream:** the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

**Vacuum:** second stage of oil distillation.

**Wellhead:** fixed structure separating the well from the outside environment.

**Workover:** major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

# Operating review

## NEW CONTRACTS AND BACKLOG

New contracts awarded to the Saipem Group during the first half of 2008 amounted to €5,471 million (€4,781 million in the first half of 2007).
Of these, 63% were in the Offshore sector, 19% in the Onshore sector, 14% in the Onshore Drilling sector and 4% in the Offshore Drilling sector.
New contracts to be carried out abroad accounted for 92%, almost all of which were for third party clients.
Finally, orders awarded to the Parent Company Saipem SpA amounted to 33% of the overall total.
The backlog of the Saipem Group at June 30, 2008 stands at a record level of €16,191 million.
The breakdown of activities by sector is as follows: 36% in the Offshore sector, 35% in the Onshore sector, 21%

**New contracts by geographical area**
(€ million)



| | |
|---|---|
| 455 | Italy |
| 1,292 | Rest of Europe |
| 336 | Russia* |
| 3 | Saudi Arabia |
| 834 | Rest of Asia |
| 413 | North Africa |
| 1,535 | West Africa |
| 603 | Americas |

(*) Russia includes Kazakhstan and Azerbaijan.

**Saipem Group - Contracts awarded to the Saipem Group in the first half of 2008**

| Year 2007 [1] | | (€ million) | First half 2007 [1] | | **First half 2008** | |
|---|---|---|---|---|---|---|
| Amount | % | | Amount | % | Amount | % |
| 1,957 | 17 | Saipem SpA | 808 | 17 | **1,808** | **33** |
| 9,888 | 83 | Group companies | 3,973 | 83 | **3,663** | **67** |
| **11,845** | **100** | **Total** | **4,781** | **100** | **5,471** | **100** |
| 3,496 | 30 | Offshore | 1,881 | 39 | **3,419** | **63** |
| 6,070 | 51 | Onshore | 2,607 | 55 | **1,055** | **19** |
| 1,644 | 14 | Offshore Drilling | 144 | 3 | **213** | **4** |
| 635 | 5 | Onshore Drilling | 149 | 3 | **784** | **14** |
| **11,845** | **100** | **Total** | **4,781** | **100** | **5,471** | **100** |
| 574 | 5 | Italy | 164 | 3 | **455** | **8** |
| 11,271 | 95 | Abroad | 4,617 | 97 | **5,016** | **92** |
| **11,845** | **100** | **Total** | **4,781** | **100** | **5,471** | **100** |
| 1,923 | 16 | Eni Group | 555 | 12 | **62** | **1** |
| 9,922 | 84 | Third parties | 4,226 | 88 | **5,409** | **99** |
| **11,845** | **100** | **Total** | **4,781** | **100** | **5,471** | **100** |

(1) Data were restated to include the effects of the disposal of Camom sa and Haldor Topsoe AS.

in Offshore Drilling sector and 8% in the Onshore Drilling sector.
95% of orders are on behalf of overseas clients, while orders from Eni Group companies represent 17% of the total backlog. Finally, the Parent Company Saipem SpA accounts for 32% of the total order backlog.

**Backlog by geographical area**
(€ million)



- 731 Italy
- 2,678 Rest of Europe
- 438 Russia*
- 1,726 Saudi Arabia
- 2,856 Rest of Asia
- 1,706 North Africa
- 3,852 West Africa
- 2,204 Americas

(*) Russia includes Kazakhstan and Azerbaijan.

**Saipem Group - Order backlog at June 30, 2008**

| Dec. 31, 2007 | | (€ million) | June 30, 2007 | | **June 30, 2008** | |
|---|---|---|---|---|---|---|
| Amount | % | | Amount | % | Amount | % |
| 3,931 | 26 | Saipem SpA | 3,259 | 25 | **5,139** | **32** |
| 11,459 | 74 | Group companies | 10,043 | 75 | **11,052** | **68** |
| **15,390** | **100** | **Total** | **13,302** | **100** | **16,191** | **100** |
| 4,215 | 27 | Offshore | 4,340 | 33 | **5,842** | **36** |
| 7,003 | 45 | Onshore | 6,394 | 48 | **5,616** | **35** |
| 3,471 | 23 | Offshore Drilling | 2,188 | 16 | **3,446** | **21** |
| 701 | 5 | Onshore Drilling | 380 | 3 | **1,287** | **8** |
| **15,390** | **100** | **Total** | **13,302** | **100** | **16,191** | **100** |
| 799 | 5 | Italy | 897 | 7 | **731** | **5** |
| 14,591 | 95 | Abroad | 12,405 | 93 | **15,460** | **95** |
| **15,390** | **100** | **Total** | **13,302** | **100** | **16,191** | **100** |
| 3,399 | 22 | Eni Group | 2,693 | 20 | **2,724** | **17** |
| 11,991 | 78 | Third parties | 10,609 | 80 | **13,467** | **83** |
| **15,390** | **100** | **Total** | **13,302** | **100** | **16,191** | **100** |

# CAPITAL EXPENDITURES

**Capital expenditures** in the first half of 2008 amounted to €979 million (€513 million in the first half of 2007) and mainly related to:

- €385 million in the Offshore sector, relating to the construction of a new pipelay vessel, the conversion of a tanker into an FPSO unit due to operate for Sonangol P&P in Angola, the purchase of a tanker to be converted into an FPSO vessel for future contracts currently being negotiated, the construction of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, in addition to maintenance and upgrading of the existing asset base;
- €449 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deep water drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- €112 million in the Onshore Drilling sector for the upgrading of existing assets and the construction of 7 rigs, for which long-term contracts have already been secured;
- €33 million in the Onshore sector for maintenance and upgrading of the existing asset base.

The following table provides a breakdown of capital expenditure for the first half of 2008:

**Capital expenditures**

| Year 2007 (1) | (€ million) | First half 2007 (1) | First half 2008 |
|---|---|---|---|
| 149 | Saipem SpA | 46 | 26 |
| 1,487 | Group companies | 467 | 953 |
| **1,636** | **Total** | **513** | **979** |
| 575 | Offshore | 229 | 385 |
| 101 | Onshore | 47 | 33 |
| 693 | Offshore Drilling | 165 | 449 |
| 267 | Onshore Drilling | 72 | 112 |
| **1,636** | **Total** | **513** | **979** |
| - | Acquisition of company interests | - | - |
| 1,344 | Technical | 396 | 850 |
| 292 | FPSO | 117 | 129 |
| **1,636** | **Total** | **513** | **979** |

(1) Data were restated to include the effects of the disposal of Camom sa and Haldor Topsoe AS.

Details of capital expenditure for the individual business units are provided in the following paragraphs.

# OFFSHORE

## General overview

The Saipem Group possesses a strong, technologically advanced and highly-versatile fleet and world class engineering and project management expertise.
These unique capabilities, together with a long-standing presence in strategic frontier markets represent an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation, Construction) projects.
The Group can boast a fleet of semi-submersible vessels equipped with state-of-the-art technologies, the most noteworthy of which is the Saipem 7000 thanks to its dynamic positioning system, 14,000-tonne lifting capacity and capability to lay subsea pipelines in ultra-deep waters using the 'J-lay' system, which can handle a suspended load of up to 1,450 tonnes during pipelay operations. Other vessels include the Castoro Sei, capable of laying large diameter subsea pipelines, the Field Development Ship (FDS), a special purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system, a 600-tonne lifting capacity crane and a vertical pipelaying system able to work in water depths of up to 2,000 metres and the Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,200 tonnes.
Saipem also boasts a strong position in the subsea market, thanks to its use of highly sophisticated technologies such as subsea ROVs (Remotely Operated Vehicles) and specially-equipped robots capable of carrying out complex deep-water pipeline repair operations.
Furthermore, Saipem's strengthening of its design expertise in the floating production sector and its ability to manage turnkey projects have enabled the Group to successfully market itself as an operator in the Leased FPSO sector, with a fleet comprising the FPSO Cidade de Vitoria. The floating production storage and offloading vessel FPSO Mystras, in which Saipem held a 50% stake, was sold to the Client, Agip Energy & Natural Resources (Nigeria) Ltd, on May 16, 2008.

## Market conditions

The Offshore sector is currently experiencing a phase of significant growth, both in the deepwater segment as well as in the more traditional segments. Meanwhile, the rapid rise in oil prices in the first half of the year had a positive effect on oil company expectations, improving project profitability, particularly in areas with tight margins. This provided a further stimulus to spending in the Offshore sector, which continued to grow at a fast rate in line with the trend recorded in recent years.
The deepwater subsea development segment continued to experience rapid growth. Subsea, Umbilical, Riser and Flowline (SURF) operations increased, particularly in West Africa, which constitutes the largest market, and in the Gulf of Mexico. In addition, the market for deepwater development operations is expanding in new areas, such as India.
The favourable market conditions in the Offshore sector also had a positive effect on shallow water subsea developments, in the North Sea in particular.
High oil prices also stimulated investments in traditional segments (i.e. fixed platforms), which are more sensitive to short-term trends. The upturn in these segments was apparent during 2007, but has now become more pronounced. The geographical area most affected by the trend is the Asia-Pacific area, although investment growth is occurring on a general, global level.

The FPSO sector continued its rapid expansion, both in terms of units installed and new contracts. During the first half of 2008, new units – including large-scale units – were installed particularly in West Africa and Brazil. Based on the backlog for new FPSOs, installation activities in these two deepwater areas are expected to remain at a high level in the months to come.
The worldwide backlog for new FPSOs continued to remain high after hitting record levels in 2007. FPSO operator expectations are also very positive, as borne out by the fact that approximately 30% of the FPSO units currently in construction are being built on a speculative basis and that most of these belong to new start ups looking to speculate on demand remaining strong in the near future.
The backlog for new FPSO units has been accompanied by an increase in the number of shipyards either building new units or converting existing vessels, particularly in the Asia-Pacific area.
Conversely, the large diameter pipeline is currently experiencing a downturn. This, however, is expected to be absorbed in coming years based on projects that have already been given the green light. The downturn, which was already present in 2007, is due to the sharp drop in operations in the North Sea following the completion of the Ormen Lange project, as well as to a temporary worldwide absence of large diameter pipeline projects.
The offshore LNG market has started to show the first real signs of growth, in both the regasification and liquefaction sectors. The first Floating Storage Regasification Unit (FSRU) moored to a jetty was completed for the Brazilian market, while a further two units of the same type due to operate in Brazil and Dubai will be completed in the coming months. In addition, Saipem was awarded the contract for the construction of the world's first FSRU to be stationed offshore. The vessel will operate in Italy off the coast of Livorno.
The Company was also awarded its first contracts for the construction of offshore gas liquefaction units in Nigeria and Papua New Guinea.

## New contracts

The most important contracts awarded to the Saipem Group during the first half of 2008 were:
- for Nord Stream AG (international joint venture formed by Gazprom, BASF/Wintershall, E.ON Ruhrgas and NV Nederlandse Gasunie), the Nord Stream contract involving the laying of a gas pipeline composed of two parallel pipes that will link Vyborg in Russia with Greifswald in Germany across the Baltic sea;
- for Elf Petroleum Nigeria (Total), the Usan EPIC (Engineering, Procurement, Installation, Construction) project for the subsea development of the Usan deepwater field, located approximately 160 km south of Port Harcourt in Nigeria. The contract encompasses the engineering, procurement, construction, installation, pre-commissioning and assistance to commissioning and start-up for subsea umbilicals, flowlines and risers connecting the 42 subsea wells to the FPSO, as well as the construction of the oil loading terminal, consisting of an offloading buoy and two offloading lines, and part of the FPSO anchoring system;
- for OLT Offshore LNG Toscana, the conversion of the gas carrier vessel Golar Frost, provided by the Client, into a floating LNG regasification terminal off the coast of Livorno, Italy. The contract comprises the conversion of the gas carrier vessel Golar Frost,

provided by the Client, into a floating LNG regasification terminal in addition to all offshore works for the project installation and commissioning;
- for Burullus Gas Co, the Sequoia EPIC contract in Egypt, comprising the engineering, procurement, installation, and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline;
- for Total E&P Angola, the Block 17 EPIC contract, in Angola, consisting of exporting gas from Block 17 gas for injection into two oil depleted reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform;
- for Total Exploration & Production Congo, the expansion of the Djeno terminal in the Moho Bilondo field, in Congo;
- for Nexen, the transport and installation of a new platform in the Buzzard field (UK);
- for Rashid Petroleum Co, the transport and installation of subsea pipelines for the Rosetta Phase III project, in Egypt;
- for Cairn Energy, the installation of four pipelines for the Ravva Block Pipeline project, in India;
- for Statoil Hydro Petroleum AS, the transport and installation of a module for the Troll C platform, in Norway.

## Capital expenditures

The most significant investments in this sector include:
- capital expenditures on the new pipelay vessel due to start operations in 2010;
- the beginning of investments for the construction of the new Saipem FDS 2 deepwater field development ship;
- the continuation of construction works on the new yard in Soyo, Angola, due to be used for the fabrication of structures and modules for ongoing projects;
- strengthening of the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia;
- the continuation of construction works on a new fabrication yard in Indonesia;
- the conversion of the tanker Magdelaine into an FPSO unit, due to operate in Angola on behalf of Sonangol P&P;
- the purchase of a tanker to be converted into an FPSO vessel for future contracts currently being negotiated;
- upgrading and maintenance works on the fleet's main vessels.

## Work performed

Activities in the first half of 2008 consisted in the laying of approximately 184 km of pipelines and the installation of 22,412 tonnes of plant and equipment. Main projects were as follows.

In the northern Adriatic, preparatory activities were carried out for the installation of facilities and pipeline systems under the **framework agreement** signed during the year with InAgip doo.
Following the conclusion of the preparatory activities and vessel mobilisation, the pipelaying activities for the **Adriatic LNG** project for Terminale GNL Adriatico were completed. This involved the laying of a gas pipeline at Porto Levante to connect a regasification plant under construction to the national grid and the laying of fibre optic cables linking the plant to onshore facilities.

In the Mediterranean Sea, Saipem also carried out the following works:
- the EPIC-type **West Delta Deep Concession Phase IV** project, for Burullus Gas Co, in Egypt, was completed. The project comprised the design, engineering, procurement, construction, installation and commissioning of subsea systems for the development of eight new wells on the production fields Scarab/Saffron and Simiam. This contract, for the development of a gas field in deep waters, is the first of its kind to be awarded to Saipem. All of the subsea production facilities and pipelines were installed using the Saipem FDS deepwater field development ship;
- following the completion of the detailed engineering, shore approach construction and pipelaying activities on the Spanish side began on the EPIC project **Medgaz**, for Medgaz, which encompasses the installation of a subsea pipeline system for the transportation of natural gas from Algeria to Spain across the Mediterranean Sea;
- works were completed on the **Denise Pliocene** project for Petrobel, in Egypt, which comprised engineering, project management, transport and installation of a pipeline connecting the el Gamil gas processing plant with an existing platform located on the Denise Pliocene gas field. Operations were carried out utilising the pipelay vessel Crawler and the derrick lay barge S355;
- following the completion of the engineering and procurement activities, installation operations began on the **Hasdrubal** project for BG Tunisia Ltd, in Tunisia, comprising procurement, installation and commissioning of a subsea pipeline connecting the

Hasdrubal field, approximately 350 kilometres south-east of Tunis, to an onshore terminal;
- following the completion of the engineering and procurement phases, the construction of the platform at the Arbatax site is now underway on the **Maamoura** project for Eni Tunisia BV, as part of an EPIC contract which encompasses project management, engineering, procurement, construction and installation of a platform and the laying of two pipelines;
- following the completion of the tunnel excavation works for the pipeline landfall on the **Balearic** project for Enagas SA, in Spain, detailed and construction engineering activities are currently underway. The project comprises project management, engineering, transport and installation of two gas pipelines, connecting mainland Spain to Ibiza and Ibiza to Mallorca, respectively;
- project execution activities are already underway in Egypt on the **Rosetta Phase III** project awarded during the year by Rashid Petroleum Co. The project encompasses the transport and installation of subsea pipelines to carry gas from three subsea gas wells;
- engineering and procurement activities commenced on the **Sequoia** project, in Egypt, for Burullus Gas Co, which encompasses engineering, procurement, installation and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline.

In Saudi Arabia, following the award of a **Long-Term Agreement** by Saudi Aramco for the engineering, procurement, construction, transport and installation of structures, platforms and pipelines offshore Saudi Arabia, works continued on the construction of a new fabrication yard at Damman, where platforms will be constructed with a view to their installation in 2009.

In the Far East Saipem carried out the following projects:
- the **Thai Oil** EPIC project for Thai Oil Public Co Ltd for the construction of oil offloading facilities for the Sri Racha refinery in the Gulf of Siam was completed. The contract comprised engineering, procurement, construction, installation and commissioning of a buoy mooring system, a subsea pipeline and associated shore facilities;
- for Offshore Oil Engineering Co Ltd, additional works requested by the Client involving the installation of four new pipelines, two in the Wenchang field and two in the Weizhou field, were completed on the **Wenchang Oil Field Development** project, in China, which initially comprised the installation of two pipelines utilising the semi-submersible pipelay vessel Semac 1;
- the **Ravva Block Pipeline** project, in India, for Cairn Energy, was completed. The project, which was awarded during 2008, comprised the installation of four pipelines;
- following the installation of the two platforms in 2006 utilising the derrick pipelay ship Castoro Otto and the completion in 2007 of the offshore works, the first half of 2008 saw the completion of pre-commissioning activities on the two EPIC contracts as part of the **Tangguh LNG Project**, in Indonesia, for BP Berau Ltd. The project comprised engineering, procurement, construction and installation of two platforms and two subsea pipelines;
- installation and commissioning activities are underway on the EPIC-type **Taishung/Tungshiao/Tatan** pipeline project for Chinese Petroleum Corp, off the Taiwanese coast, comprising engineering, part of the procurement scope, laying, testing and pre-commissioning for a pipeline supplied by the Client;
- following the completion of pipelaying operations utilising the semi-submersible pipelay vessel Semac 1, pre-commissioning activities are currently underway on the EPIC-type **PTT-TTM New Gasline** project for PTT Public Co Ltd, in Thailand, which comprises engineering, transport, installation, pre-commissioning and commissioning of a pipeline supplied by the Client;
- preliminary works continued on the **Ledong** project for COOEC, comprising transport and installation of a jacket in the Ledong field in China;
- installation and procurement activities are currently being carried out on the **North Belut** project for ConocoPhillips, in Indonesia, comprising engineering, procurement, transport and installation of topsides for a process platform.

In Australia, Saipem carried out the following projects:
- preparatory activities continued on the EPIC-type **Blacktip** project for Eni Australia Ltd, comprising engineering, procurement, construction, installation and commissioning of a production platform and associated subsea pipeline system for transporting oil & gas to an onshore terminal;
- preparatory activities continued on the **Montara** project for Coogee Resources, comprising project management, engineering and installation of a pipeline.

In West Africa, Saipem carried out the following works:

- installation and deep-water pipelaying operations by the pipelay vessel Saipem FDS continued as part of the EPIC-type **AKPO** project, in Nigeria, for Total Upstream Nigeria Ltd, which comprises engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform;
- following the completion of engineering, procurement, construction and pipelaying activities, the platform was installed on the EPIC-type **Awa Paloukou** project, for Eni Congo SA, in Congo, comprising engineering, procurement, construction, transport, installation, hook-up and pre-commissioning of a platform, and the laying of an interconnecting pipeline linking the platform to the Djeno terminal. Pipelaying operations were carried out by the derrick lay barge Castoro II;
- project management and engineering activities are underway on the **Block 17** EPIC contract, in Angola, for Total E&P Angola, which involves exporting gas from Block 17 for injection into two oil depleted reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform;
- fabrication and offshore works are progressing, utilising the work barge Saibos 230, as part of the EPIC-type **FARM** project for Cabinda Gulf Oil Co Ltd, in Angola, comprising the construction of 10 flare stacks and modifications to the gas combustion and discharge systems for 14 platforms in Block 0, which are located off the coast of Cabinda province;
- following the completion of pipelaying operations utilising the derrick lay barge Castoro II, the first half of 2008 saw the installation of risers and spools utilising the derrick crane vessel Saipem 3000 as part of the EPIC-type **Mafumeira** project for Cabinda Gulf Oil Co Ltd, in Angola, which comprises engineering, procurement, transport and installation of two subsea pipelines in the Mafumeira field, located in Block 0 off the Angolan coast;
- project management and installation engineering activities are progressing on the **Malongo Oil Export** project for Cabinda Gulf Oil Co Ltd, in Angola, comprising project management, engineering, transport and installation of a pipeline;
- engineering, procurement, construction and installation activities are progressing on the EPIC-type **Olowi** project for CNR International (Olowi), for the development of the Olowi field in Gabon. The project encompasses engineering, procurement, construction and installation of three wellhead towers, three platforms and associated umbilicals.

Saipem carried out the following works in the North Sea utilising the vessels Castoro Sei and/or Bar Protector and other support vessels:

- the **Halfdan Northeast Phase 3** project for Maersk Olie og Gas AS, in Denmark, comprising construction engineering, procurement, construction, testing and commissioning of two jackets, one deck and an interconnecting gangway;
- the **Ettrick** project for Nexen Petroleum UK Ltd, comprising engineering, construction and installation of a mooring system and FPSO risers, flexible pipes and umbilicals.

Also in the North Sea, installation operations utilising the Saipem 7000 continued on the following projects:

- the **Frigg and MCP-01 Decommissioning** project for AKOP (Aker Kvaerner Offshore Partners), comprising the removal and transport of a jacket and seven platforms from the Frigg and MCP-01 gas fields;
- the **Tyrihans** project for Statoil Hydro Petroleum AS, comprising the transport and installation of a module for the Kristin platform, in Norway;
- the **Morvin** project for Statoil Hydro Petroleum AS, comprising the transport and installation of two subsea structures in Norway;
- the **Valhall** project for Statoil Hydro Petroleum AS, comprising transport and installation of five interconnecting bridges and two wellhead towers for the Valhall field in Norway;
- the **Troll A** project for Statoil Hydro Petroleum AS, comprising the transport and installation of two compressors for the Troll A platform, in Norway;
- the **Heimdal** project for Statoil Hydro Petroleum AS, comprising the transport and installation of a module for the main platform of the Heimdal field in Norway.

On the **Azeri-Chirag-Gunashli** field development project for AIOC (Azerbaijan International Operating Co), following the completion of construction, transport and installation activities on the remaining structures, the first half of the year saw repair works carried out and the operation of one of the Client's vessels. The project comprises three separate contracts and involved the construction of six jackets, three templates and associated piles, and the transport and installation of five drilling templates, six drilling platforms and two production platforms.

In Kazakhstan, for Agip KCO, as part of the programme for the development of the Kashagan field in the Caspian Sea:

- the installation of onshore facilities and offshore pipelaying operations continued as part of the **Kashagan Trunkline and Production Flowlines** project. The project comprises engineering, procurement of materials, coating, laying and commissioning of pipelines, fibre optic cables and umbilicals. Pipes were supplied by the Client;
- the activities planned for 2008 based on the schedule supplied by the Client continued as part of the **Kashagan Piles and Flares** project. In addition, a further four barges containing plant modules, piperacks and piles have been installed. The contract comprises construction, assembly, transport and installation of piles and flares and sixteen barges to accommodate plant modules; the scope of works also includes the procurement, fabrication and installation of associated mooring and protection structures;
- vessel modification and refurbishment and engineering activities continued as part of the preliminary contract for the **Kashagan Hook Up and Commissioning** project for Agip KCO. The contract, awarded in consortium with Aker, comprises all early work activities for the hook-up and pre-commissioning for the experimental programme of the Kashagan field development project.

Engineering and installation operations are ongoing as part of the **Mexilhao** contract in Brazil, for Companhia Mexilhao do Brasil. The contract encompasses transport and installation of a jacket, mooring piles and topsides for the PMXL-1 platform, for the Mexilhao field development in the Santos basin, approximately 140 km off the coast of the State of San Paolo.

The **floating production storage and offloading vessel FPSO Mystras** operated until May 16, 2008 on behalf of Agip Energy & Natural Resources (Nigeria) Ltd, which has exercised its option to purchase the vessel, for the production on the Okono/Okpoho fields in Nigeria, at water depths ranging from 60 to 130 metres.
The **FPSO Cidade de Vitoria** operated during the first half of the year on behalf of Petrobras, as part of an eleven-year contract, on the second phase of the Golfinho field development, situated off the coast of Brazil at a water depth of 1,400 metres.

**Maintenance operations** also progressed during the period for Eni Exploration & Production on their oil and gas production plants in Italy.

## Offshore fleet at June 30, 2008

| | |
|---|---|
| **Saipem 7000** | Semi-submersible, self-propelled pipelay and D.P. derrick vessel capable of lifting structures of up to 14,000 tonnes and 'J-laying' pipelines at depths of up to 3,000 metres. |
| **Saibos FDS** | Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22' diameter pipe in 'J-lay' configuration and lifting structures of up to 600 tonnes. |
| **Castoro Sei** | Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres. |
| **Castoro Otto** | Mono-hull derrick pipelay ship capable of laying pipes of up to 60' diameter and lifting structures of up to 2,200 tonnes. |
| **Saipem 3000** | Mono-hull, self-propelled D.P. derrick crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures of up to 2,200 tonnes. |
| **Bar Protector** | Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms. |
| **Semac 1 (Bar 420)** | Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters. |
| **Castoro II** | Derrick lay barge capable of laying pipe of up to 60' diameter and lifting structures of up to 1,000 tonnes. |
| **Castoro 10** | Trench barge capable of burying pipes of up to 60' diameter and laying pipes in shallow waters. |
| **Castoro 12** | Shallow-water pipelay barge, capable of laying pipe up to 40' diameter in waters of up to 1.4 metres. |
| **S355** | Derrick lay barge capable of laying pipe up to 42' diameter and lifting structures of up to 600 tonnes.. |
| **Crawler** | Derrick lay barge capable of laying pipe up to 60' diameter and lifting structures of up to 540 tonnes. |
| **Saipem Trenching Barge** | Post-trenching and back-filling barge for up to 40' diameter pipes in ultra-shallow waters (1.4 metres). |
| **Saibos 230** | Derrick pipelay barge capable of laying pipe up to 30' diameter, equipped with a mobile crane for piling, marine terminals and fixed platforms. |
| **Ersai 1** (1) | Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed. The lifting capacities of the two crawler cranes are 300 and 1,800 tonnes, respectively. |
| **Ersai 2** (2) | Work barge equipped with a fixed crane capable of lifting structures of up to 200 tonnes. |
| **Castoro 9** | Launch/cargo barge. |
| **Castoro XI** | Heavy-duty cargo barge. |
| **Castoro 14** | Heavy-duty cargo barge. |
| **Castoro 15** | Deck cargo barge. |
| **S42** | Launch/cargo barge, utilised for S7000. |
| **S44** | Launch cargo barge, for structures of up to 30,000 tonnes. |
| **S45** | Launch cargo barge, for structures of up to 20,000 tonnes. |
| **Bos 600** | Launch cargo barge, for structures of up to 30,000 tonnes. |
| **Saibos 103** | Lightweight cargo barge. |
| **FPSO - Cidade de Vitoria** | FPSO unit with a production capacity of up to 100,000 barrels a day. |

(1) Owned by the Saipem-managed joint venture ERSAI Caspian Contractor Llc.
(2) Owned by the Saipem-managed joint venture Varisal - Serviços de Consultadoria e Marketing Lda.

# ONSHORE

## General overview

The Group's Onshore expertise is centred around the execution of large projects with a high degree of complexity in terms of engineering, technology and operations, with a strong bias towards challenging projects in difficult environments and remote areas. Saipem enjoys a position of primacy at the high-end of the market for the provision of engineering, procurement, project management and construction services to the oil & gas industry. Particularly relevant is the emphasis placed on local content during the execution of projects, especially in areas such as the Middle East and West Africa.
In the Onshore sector, Saipem consolidated its leading position in both the upstream (particularly in the Middle East and Africa) and downstream markets. The regions in which the Group has a long-term presence, and operates consistently are the Arabian Peninsula, Nigeria and West Africa, North Africa, Europe, North America, Russia, Kazakhstan and the Indian sub-continent.

## Market conditions

Rising oil and gas prices continue to stimulate major new investments in the construction of onshore energy infrastructure (i.e. oil and gas upstream, transport and downstream).
The significant rise in energy demand has resulted in an ever-increasing call for engineering and construction services, and consequently for materials and equipment. The main consequence of this has been a significant increase in costs, which has led to negative effects including excessive cost increases on ongoing projects and postponements and cancellations of some planned projects.

Investments in the upstream sector (oil and natural gas production) are expected to increase by a further 20% in 2008, on the back of the 30% growth recorded in 2007. Prospects are excellent in the areas in which Saipem traditionally operates, such as the Middle East and Africa, where spending by the main National Oil Companies (which own approximately 80% of the world's oil reserves) are expected to increase by over 30%. Oil and gas production in the future will involve increasingly greater challenges in terms of technology and production methods, such as those faced in the development of non-conventional reserves (e.g. the tar sands in Canada) or fields in difficult areas (Russia, the Arctic, the Caspian Sea).
The larger distances between the oil and gas fields and end-user markets (both traditional markets such as the OECD countries and rapidly developing nations such as China and India) will lead to increased spending in the infrastructure and transport sectors. Significant development opportunities on the LNG market are expected in future years in Africa, Australia and Russia, while in the Middle East, after the significant growth seen in previous years, the sector is experiencing a period of stagnation. The rapid, steady rise in oil and gas demand is expected to continue to stimulate growth in the long distance pipeline sector, where the most important markets will be North and South America, and Eurasia up to south and east Asia.
The significant increase in demand for refinery products, especially in Asia, combined with the increasingly stringent regulations regarding oil derivatives in developed nations and the decline in crude quality will lead to a rise in refinery investments. While oil-producing countries (Saudi Arabia, UAE, Qatar, Algeria and Nigeria) are focusing more on the construction of refineries for exportation, oil

consuming countries (particularly those experiencing the fastest growth - i.e. China, India, Vietnam, Thailand and Brazil) are developing new plants in order to reduce costly imports of finished products. The USA and Europe meanwhile will tend towards the modernisation of existing refineries to enable them to treat heavier crudes and/or produce fuels that meet more stringent specifications.
The new world-scale petrochemical, chemical and gas processing (methanol, fertilisers, etc.) plants will be constructed mostly in areas where cheap feedstock is available (the Middle East, North and West Africa, Latin America, Russia and the Caspian Sea area) and/or there is strong growth in domestic demand (China, South-East Asia), at the expense of developed areas (North America and Western Europe). In particular, the marked increase in the demand for, and price of, food products is stimulating investments in fertiliser production plants in countries where the availability of fertiliser for domestic use is of strategic importance.
The development of large scale oil & gas and petrochemical complexes will also lead to growth in the market for associated offshore facilities in Latin America (a source of major opportunities for Saipem), North Africa and the Middle East.

## New contracts

The most important contracts awarded to the Saipem Group during the first half of 2008 were:

- for Kuwait Oil Co (KOC), an EPC contract in Kuwait covering the engineering, procurement, construction and commissioning of a new gas booster station consisting of two trains for gas compression and dehydration. The gas will be subsequently conveyed to the existing Mina Al Ahmadi refinery;
- for Bechtel Overseas Corp, the contract for the construction of the containment systems as part of the overall project for the construction of a liquefied natural gas plant and related facilities, close to the town of Soyo, in the Republic of Angola. The contract involves the construction of five containment tanks.

## Capital expenditures

Capital expenditures in the Onshore sector focused mainly on the acquisition and upgrading of plant and equipment necessary for the execution of projects in Nigeria, Russia and Saudi Arabia.
In addition, preparations commenced on the machinery and equipment required for the execution of projects awarded to the Group during the period.

## Work performed

Onshore activities during the year comprised of the laying of 275 km of pipe of various diameters and the installation of 73,833 tonnes of equipment.
The most significant works are detailed below by geographical area.

In Saudi Arabia, for Saudi Aramco:

- activities were completed on the **EWG-1** project for the oil to gas conversion of the East-West pipeline which will service the industrial area of Yanbu. The project comprises operations to purge the pipeline of oil, and the construction, installation and commissioning of new sections of pipeline and associated infrastructure;
- activities are progressing on two EPC-type projects, **Khurais and Ghawar**, both comprising engineering, procurement, construction and commissioning of a pipeline to transport sea-water for injection into the oil fields of the same name;
- activities are nearing completion on the **Khursaniyah** project, comprising engineering, procurement and construction of a gas-oil separation plant. The contract includes the construction of two gas-oil separation trains and a series of production facilities;
- activities are progressing on the **Qurayyah Seawater Treatment Plant**, comprising the expansion of the plant and injection of seawater into the oil fields to support oil production operations;
- activities are progressing on the **Khurais Utilities and WIPS** project, which forms part of the programme for the development of the Khurais complex and comprises engineering, procurement, construction, installation and commissioning of pumping stations which inject water from the Qurayyah seawater treatment plant into the Khurais field as well as all necessary utilities;
- activities are progressing on the **Khurais Crude Facilities** project for the construction of a gas-oil separation plant (GOSP) as part of the development of the Khurais oil field in Saudi Arabia, situated approximately 180 km north-east of Riyadh. The

contract comprises engineering, procurement and construction of four gas-oil separation trains as well as production facilities;
- activities are progressing on the EPC-type **UBTG 4** project, which comprises the construction of two gas pipelines connecting the gas plant located at Shedgum at Juaymah to the plant in Berri at Jubail, as well as all associated infrastructure;
- construction is nearing completion on the **Hawiyah** project, comprising the construction of a gas treatment plant to feed an LNG recovery unit.

In Qatar:
- activities are progressing on the EPC-type **Qafco 5** project for Qatar Fertiliser Co SAQ, in Qatar, which comprises engineering, procurement, construction and commissioning of two new plants for the production of Ammonia and Urea and associated production facilities at the Qafco industrial complex, in the city of Mesaieed. The contract was awarded in consortium with Hyundai Engineering & Construction Co Ltd;
- works are ongoing on the **LLPDE Plant** project for Qatofin, which involves the construction of a polyethylene plant;
- engineering and procurement activities are progressing on the EPC-type **Pearl Gas To Liquids (GTL)** project for Qatar Shell Ltd for the construction of a waste water treatment plant in the industrial city of Ras Laffan. The contract was awarded in consortium with the company Al Jaber and the 50-50 joint venture comprising Saipem and OTV.

In the United Arab Emirates:
- operations are nearing completion on the EPC-type **Ruwais** project for Gasco, which encompasses the construction of a fractionation train and the expansion of associated facilities, including the construction of a new loading dock and new refrigerated tanks.

In Pakistan, construction is underway on the **Engro** project for Engro Chemical Pakistan Ltd (ECPL), which includes technology licensing, engineering, procurement and construction supervision for an Ammonia and Urea plant, including the related utility systems. The plant will be located in Daharki, approximately 450 kilometres north-east of Karachi.

In Algeria for Sonatrach:
- construction is underway on the EPC-type **UBTS** (Unité de Traitement du Brut et de sa Stabilisation) project, which includes the engineering, procurement and construction of a crude oil treatment and stabilisation plant, comprising three trains, one maintenance unit, four stocking units and a 45-km pipeline transporting oil, water and gas;
- construction is underway on the EPC-type **LZ2 Hassi R'mel-Arzew** project for the installation of a new LPG pipeline connecting the Hassi R'mel gas field, in central Algeria, to the oil exporting area of Arzew, located on western Algeria's Mediterranean coast. The contract was awarded in partnership with Lead Contracting.

In Morocco:
- activities are ongoing on the **Tanger Port** project for ASTM (Agence Spéciale Tanger Méditerranée), involving excavation and redevelopment works in the port of Tangiers;
- works are progressing on the EPC-type project for the expansion of the **Samir** refinery, which comprises the construction of a vacuum unit, a hydro-cracking and a hydro-treating unit, in addition to sulphur recovery, amine regeneration, sour water stripper units and the development of existing refinery utilities. The contract is being carried out in consortium with the Turkish company Tekfen.

In Nigeria:
- the engineering phase has been completed on the EPC-type **OB/OB Revamping** project for NAOC, which comprises engineering, procurement, break-up, disassembly, construction and commissioning of new and existing facilities at the Obiafu/Obrikom gas treatment plant. The contract was awarded in consortium with Desicon Engineering Ltd;
- works are progressing on the EPC-type **Escravos** project for ChevronTexaco. The plant will comprise two parallel trains. The contract is being carried out in a 50-50 joint venture with the American company KBR;
- construction works are progressing on the EPC-type **Gbaran** project for Shell Petroleum Development Co of Nigeria, which encompasses engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables. The contract was awarded in consortium with Desicon Engineering Ltd;
- construction works are progressing on the EPC-type **Gbaran Logistic Base** project for Shell Petroleum

Development Co of Nigeria, which comprises engineering, procurement, construction and commissioning of a logistics base for the Gbaran field. The contract was awarded in consortium with Desicon Engineering Ltd;
- construction is underway on the EPC-type **Nembe Creek-Cawthorne Channel** project for Shell Petroleum Development Co, which encompasses the construction, installation and commissioning of a pipeline connecting San Bartholomew to Cawthorne Channel, and the decommissioning of an existing pipeline and ancillary facilities;
- the **Okoloma** project for Shell Petroleum Development Co of Nigeria was completed. The scope of works comprised the construction and installation of flowlines in the area of the Okoloma gas plant.

In Angola, construction is underway on the EPC-type **Malongo Base** project for Cabinda Gulf Oil Co Ltd, which comprise engineering, procurement, construction and pre-commissioning of a pipeline and associated facilities.

Works are in the completion phase on the **Trans Tunisian Pipeline** project, in Tunisia, for Scogat, which comprises engineering, procurement, construction and commissioning of two new gas compression stations and the expansion of existing gas compression facilities.

In Italy, activities are underway on various engineering, post order and works supervision contracts at/on compression stations, pipelines, power plants and terminals for **Snam Rete Gas**.

In France, construction of the terminal is progressing as part of the **Fos Cavaou** project for Gaz de France, which comprises engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and marine works.

In Belgium, activities were completed on the **Zeebrugge** project, which encompasses engineering, procurement and construction of facilities for the extension of a regasification terminal, including a storage tank and regasification structures.

In Russia, installation activities for the **Sakhalin II** project on behalf of Sakhalin Energy Ltd are ongoing. The project comprises offshore and onshore pipelay operations and the installation of compression and pumping stations and a terminal.

In Australia, works were completed on the EPC-type **Alinta Gas** project for the DBP Group, involving phase 5-A of the DBNGP pipeline expansion project connecting Dampier to Bunbury, crossing the State of Western Australia from the north to the south-west.

In Canada, works are progressing on the EPC-type **Canaport**, project comprising design, engineering, construction and commissioning of a regasification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vapourisation and transmission, in addition to two storage tanks. In addition, the option for the construction of the third LNG tank and the interconnecting piping was exercised. The contract is being carried out in consortium with the Canadian company SNC-Lavalin.

Also in Canada, works are nearing completion on the EPC-type **Horizon Oil Sands** project for Canadian Natural Resources, which comprises the construction of three hydro-treatment lines. The plant is part of a complex that produces synthetic oil from bitumen obtained from Canadian tar sands. The contract is being carried out in consortium with the Canadian company SNC-Lavalin.

In the US, operations are progress on the **Freeport** project for Freeport LNG Development LP. The project comprises engineering and procurement of tanks for an LNG regasification terminal on the Quintana island in Texas. The contract was awarded in joint venture with Zachry and Technip.

In Mexico, installation works were completed on the **Costa Azul** project for BVT LNG, which comprised the construction of facilities for the mooring and dry-docking of tankers.

Operations are currently ongoing in Trinidad & Tobago on the **Point Lisas** project for National Energy Corp of Trinidad and Tobago (NEC), which comprises the construction of marine loading and offloading facilities for a steelworks under construction in the port of Point Lisas.

In Peru, the construction of marine facilities is ongoing as part of the **Melchiorita Lng** project for Peru Lng, which comprises the construction of a regasification terminal at Pampa Melchiorita, 200 km south of Lima. The contract was acquired in joint venture with Constructora Norberto Odebrecht and in consortium with Jan de Nul NV.

**Plant maintenance** activities continued during the first half of the year in Europe and in West Africa for TotalFinaElf. Activities for the Caspian Pipeline Consortium also continued in Russia and Kazakhstan.

# OFFSHORE DRILLING

## General overview

The Group operated in the Offshore Drilling sector in West and North Africa, the Gulf of Suez, the Persian Gulf, Norway, Peru and India.
Amongst the Group's fleet, the following vessels are worthy of special mention due to their characteristics: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres.
In addition to Saipem SpA, other Group companies operating in this sector are: Saipem (Nigeria) Ltd, with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex SA, operating in South America; Saipem Misr for Petroleum Services (S.A.E.) operating in Egypt, Saudi Arabian Saipem Ltd operating in the Persian Gulf and Saipem (Portugal) Comércio Marítimo Lda, which manages all drillships, apart from Scarabeo 5, managed directly by Saipem SpA and Perro Negro 4, owned by the Egyptian company Saipem Misr for Petroleum Services (S.A.E.).
Also active in this sector is Saipem America Inc, supporting operations by providing its remotely operated vehicles (ROVs).

## Market conditions

The Offshore Drilling market continued to experience a phase of particularly strong growth.
The floaters segment (semi-submersibles and drillships) recorded utilisation rates of close to 100%, while day-rates remained at record levels. The only partial exception was in South East Asia (where Saipem does not have a presence), where a slight dip in activities was recorded compared to 2007.
The jack-up market also experienced high utilisation rates and day rates. Particularly good figures were recorded in the Gulf of Mexico area, where the crisis in the segment, due to local factors, seems to have come to a halt, and in the Middle East, which continued to experience record day and utilisation rates. The jack-up market, moreover, continued to be affected by a climate of expectation surrounding the start of operations, expected by the end of 2009, of more than fifty new units (around 13% of the current existing fleet), leading to the award of short-term contracts at rates lower than the record rates recorded in 2006, but in line with the figures from 2007.
The construction of new units continued to occur at record levels in the floaters segment, although this did not have any adverse effect on day rates.

## New contracts

The most important contracts awarded to the Group during the first half of 2008 include:
- for Saudi Aramco, the three-year charter of the jack-up Perro Negro 7 (currently in construction) in Saudi Arabia;
- for Total Exploration & Production Angola, the one-year charter, the exercise of the second option, of the drillship Saipem 10000, to carry out drilling operations in Angola.

## Capital expenditures

The most significant items of capital expenditures in the Offshore Drilling sector were:

- expenditure on the construction of the new semi-submersible platform Scarabeo 8, which will operate in Norway on behalf of Eni Norge;
- expenditure on the construction of the new semi-submersible platform Scarabeo 9, which will operate in the Gulf of Mexico on behalf of Eni;
- expenditure on the new ultra-deep water drillship Saipem 12000, which will operate on behalf of Total Exploration & Production for the development of Block 17 in Angola;
- investments on the construction of the new Tender Assisted Rig TAD-1, which will operate in Congo on behalf of Eni Congo SA;
- ongoing construction of a jack-up at the Labroy Offshore Shipyard in Batam (Indonesia);
- class reinstatement works on the Perro Negro 3 jack-up;
- investments made on the fleet to ensure compliance with international regulations and to customise vessels to client requirements.

## Work performed

Activities comprised the drilling of 21 wells, totalling approximately 63,846 metres drilled.

The deep-water drillship **Saipem 10000** continued operations of behalf of Total Exploration & Production Angola under a two-year contract which was extended for 12 months in 2007 and then renewed for a further twelve months through the exercise of the second and third contract options.

The semi-submersible platform **Scarabeo 3** performed drilling operations off the Nigerian coast on behalf of Addax Petroleum, as part of a contract that has been extended until June 2009.

The semi-submersible platform **Scarabeo 4** operated in Libya on behalf of IEOC as part of a contract that is valid until January 2011.

The semi-submersible platform **Scarabeo 5** continued HP/HT (high pressure/high temperature) operations in Norwegian waters on behalf of Statoil, as part of a contract that expires in December 2010.

The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt as part of a two-year contract on behalf of Burullus Gas Co.

The semi-submersible platform **Scarabeo 7** continued operations on the Erha field in Nigeria, as part of a three-year contract on behalf of ExxonMobil Nigeria.

The jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf on behalf of Saudi Aramco as part of a contract that expires in June 2009.

The jack-up **Perro Negro 3** carried out drilling and workover operations off the coast of India on behalf of GSPC (Gujarat State Petroleum Co) during the first few months of the year and subsequently underwent repair and class reinstatement works.

The jack-up **Perro Negro 4**, continued operations in Egypt as part of a three-year contract on behalf of Petrobel.

The jack-up **Perro Negro 5** continued operations as part of a three-year contract in Saudi Arabia on behalf of Saudi Aramco.

The **Packaged 5820** installation continued operations in Libyan waters on behalf of Compagnie des Pétroles Total sa, as part of a contract that expires in July 2009.

In Congo, the new tender assisted rig TAD 1 commenced drilling operations on behalf of Eni Congo SA as part of a five year contract.

In Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo SA as part of a three-year contract.

In Peru, two rigs, leased on behalf of Petrotech, performed 49 workover and pulling operations, whilst a tender assisted rig, leased on behalf of BPZ Energy, drilled one well.

## Utilisation of vessels

Vessel utilisation in the first half of 2008 was as follows:

| Vessel | Days under contract |
|---|---|
| Semi-submersible platform Scarabeo 3 | 182 |
| Semi-submersible platform Scarabeo 4 | 182 |
| Semi-submersible platform Scarabeo 5 | 182 |
| Semi-submersible platform Scarabeo 6 | 182 |
| Semi-submersible platform Scarabeo 7 | 182 |
| Drillship Saipem 10000 | 182 |
| Jack-up Perro Negro 2 | 182 |
| Jack-up Perro Negro 3 | 35 [a] |
| Jack-up Perro Negro 4 | 182 |
| Jack-up Perro Negro 5 | 166 [a] |

(a) For the remaining days (to 182), the vessel underwent class reinstatement works.

# ONSHORE DRILLING

## General overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Saudi Arabia, Kazakhstan, Ecuador, Peru, Venezuela, Brazil and Trinidad & Tobago. In addition to the Parent Company, Petrex SA, Saudi Arabian Saipem Ltd, Saipem UK Ltd, Sadco (an Indian company jointly owned and managed with the Indian company Aban Drilling Co) and SaiPar (jointly owned and managed with Parker Drilling Co operating in Kazakhstan) also operate in the sector.

## Market conditions

The Onshore Drilling market continued to benefit from the positive trend in the oil & gas sector.
In terms of spending, all of the principal international markets recorded increases against the record levels seen in 2007, including the US, although growth in this latter market was lower.
The principal geographical areas in which Saipem operates – North Africa, the Middle East and South America – continued to record steady levels of activity, with Saudi Arabia, Egypt and Libya in particular standing out in the Middle East and North Africa. In South America, meanwhile, in spite of certain local characteristics (mainly political factors), levels of activity remained high in all of the principal countries in which the Group operates.
These particularly positive market conditions have seen all of the main contractors commence programmes for the construction of new rigs and/or the re-activation of existing ones, as in the Offshore Drilling sector.

## New contracts

The most important contracts awarded to the Saipem Group during the period were:
- for PDVSA, the five-year charter of nine rigs in Venezuela, seven of which are new-built;
- for Regal Petroleum Corp (Ukraine) Ltd, the five-year charter of two rigs in the Ukraine;
- for BPZ Energy, the three-year charter of two rigs in Peru, one of which is new-built;
- for PDVSA, the charter of nine rigs in Venezuela, four for nine months and five for six months;
- for Total Italia SpA, the two-year charter of a new rig in Italy;
- for Baripetrol Venezuela, the three-year charter of a new rig in Venezuela;
- for Eni Exploration & Production, the fifteen-month charter of a rig in Italy;
- for Petrobras, the two-year charter of a new rig and the three-year charter of two existing rigs in Peru;
- for Saudi Aramco, the one-year charter of a two rigs in Saudi Arabia;
- for Petroproduccion Bloque 15, the one-year charter of a rig in Ecuador;
- for Petrotech, the two-year charter of a rig in Peru;
- for Pluspetrol, the thirteen-month charter of a rig in Peru;
- for Interoil Peru sa, the twelve-month charter of a rig in Peru;
- for Goldoil Peru sac, the four-month charter of a rig in Peru.

## Capital expenditures

Capital expenditures in the Onshore Drilling sector included:

- ongoing investment for a new rig due to operate in Saudi Arabia as part of a three-year contract for Saudi Aramco;
- ongoing investment for a new rig due to operate in Italy as part of a two-year contract for Eni Exploration & Production;
- the purchase of a new rig due to operate in Italy as part of a two-year contract on behalf of Eni Exploration & Production;
- ongoing investment for the construction of two new rigs due to operate in Venezuela as part of a five-year contract on behalf of PDVSA;
- the purchase of a new rig due to operate in Venezuela for Baripetrol;
- ongoing investment for the construction of a new rig due to operate in Peru as part of a two-year contract for Talisman;
- upgrading and improvement works to rigs and installations, necessary to ensure continuous operational efficiency.

## Work performed

Activities comprised the drilling of 107 wells, totalling approximately 306,940 metres drilled.

In **Italy**, onshore drilling operations were performed on behalf of Eni Exploration & Production, utilising two extended-reach drilling and workover rigs.
Specifically:

- one extended-reach drilling rig continued workover operations on an existing well in the province of Novara;
- following the completion of well drilling operations in the provinces of Matera and Potenza, a medium/extended-reach drilling rig is currently being transferred to Reggio Emilia.

Ten rigs have been operating in **Saudi Arabia**, eight of which as part of a three-year contract with the option of an additional year, for Saudi Aramco. The ninth rig continued drilling operations as part of a three-year contract for Enirepsa, while a new rig began operations on a one-year contract for the same Client.

Six medium/extended-reach rigs and one workover rig are currently operating in **Algeria**. Specifically:

- one rig is operating on behalf of Repsol as part of a contract for the drilling of four wells, which has been renewed for an additional year;
- one drilling rig is operating on behalf of First Calgary Petroleum as part of a contract due to expire in March 2009;
- two rigs continued operations for Groupement Sonatrach Agip as part of a two-year contract;
- one rig is operating for Groupement Sonatrach Agip as part of a contract for the drilling of three wells plus the option of a further four wells;
- one rig continued drilling operations for Repsol as part of a one-year contract;
- one rig continued drilling operations as part of a one-year contract for British Gas.

In **Egypt** an innovative installation continued drilling operations for Agiba.

In **South America**:

- an extended-reach drilling rig drilled two wells for Pluspetrol in the Teniente Lopez area (Peru);
- a drilling rig drilled four exploration wells for Pluspetrol in Block 8 of the Amazon Forest (Peru);
- a rig drilled eighteen exploration wells for Petrobras in the Talara area (Peru);
- a rig drilled two wells for PDVSA in the Anaco area (Venezuela);
- two rigs drilled twelve exploration wells for PDVSA in the Bare area (Venezuela);
- two rigs drilled ten exploration wells for PDVSA in the Maturin and Morichal areas (Venezuela);
- a new rig drilled one well for PDVSA in the Maturin area (Venezuela);
- a new extended-reach drilling rig completed operations on the first well for PDVSA in the Maturin area (Venezuela);
- a new-concept hydraulic installation drilled seven exploration wells for PDVSA in the Dación area (Venezuela);
- a rig drilled four wells for PDVSA in the eastern Venezuela (Oriente);
- a rapid-rig drilled the first well and began the second for Petroquiriquire in the western Venezuela (Occidente);
- an extended-reach drilling rig was erected for operations for PDVSA in the Maturin area (Venezuela);
- six new rigs drilled a total of eight wells in the western Venezuela (Occidente);
- a new rig was mobilised to perform drilling operations for PDVSA in the Valle de la Pascua area (Venezuela);
- a rig began drilling the first well for Petroecuador, in Block 15 (Ecuador);

- a drilling rig started operations on the first well for Trinidad Exploration & Development Co, in Trinidad & Tobago;
- a rig drilled two wells for Petrobras in Mossorò (Brazil);
- a rig was mobilised to carry out drilling operations for Petrobras in Catù (Brazil).

With regard to onshore workover and pulling operations:
- a total of thirty workover and pulling operations were carried out in the Trompetero area (Peru) for Pluspetrol;
- a total of twenty-seven workover and pulling operations were carried out in the Teniente Lopez area (Peru) for Pluspetrol;
- four hundred and twenty-seven workover and pulling operations were carried out in the Talara area (Peru) for Petrobras and Interoil;
- in Venezuela, thirty workover and pulling operations were carried out in Venezuela for PDVSA.

In **Kazakhstan**, drilling/workover operations continued on behalf of Karachaganak Petroleum Operating (KPO) in the province of Uralsk. Three rigs were utilised during the period: one chartered from the local company Kazburgas and two owned by the US company Parker.

One medium/extended-reach rig continued drilling operations in the Uralsk province for Zhaikmunai Llp as part of a contract due to end in August 2010. Another medium/extended-reach rig began operations on a one-year contract for the same Client. In Aktobe province, an extended-reach rig performed drilling operations as part of a twelve-month contract for OilTechnoGroup.

Drilling operations progressed during the period on the 'D' Island project on behalf of Agip KCO in the northern areas of the **Caspian Sea**, comprising drilling operations lasting approximately five years in Block D of the Kashagan field, to be carried out utilising two rigs owned by the Client.

## Utilisation of rigs

The average utilisation of rigs in the first half of 2008 stood at 98.9% (96.8% in 2007). Rigs were located as follows: 21 in Venezuela, 13 in Peru, 10 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 2 in Italy, 2 in Brazil, 1 in Trinidad & Tobago, 1 in Ecuador and 1 in Egypt. In addition 5 third-party rigs were deployed in Peru, 3 rigs by the joint venture company SaiPar and 2 third-party rigs in Kazakhstan.

# Financial and economic results

*As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.*

## RESULTS OF OPERATIONS

### Saipem Group - Income statement

| Year 2007 [1] | (€ million) | First half 2007 [1] | First half 2008 | % Ch. |
|---|---|---|---|---|
| **9,318** | **Net sales from operations** | **4,523** | **4,619** | **2.1** |
| 13 | Other income and revenues | 5 | 7 | |
| (6,898) | Purchases, services and other | (3,393) | (3,301) | |
| (1,305) | Payroll and related costs | (607) | (673) | |
| **1,128** | **Gross operating profit** | **528** | **652** | **23.5** |
| (276) | Depreciation, amortisation and impairment | (134) | (163) | |
| **852** | **Operating profit** | **394** | **489** | **24.1** |
| (104) | Finance (expense) income | (56) | (49) | |
| 13 | Net income from investments | 5 | 10 | |
| **761** | **Adjusted profit before income taxes** | **343** | **450** | **31.2** |
| (223) | Income taxes | (102) | (126) | |
| **538** | **Adjusted net profit before minority interest** | **241** | **324** | **34.4** |
| (3) | Net profit attributable to minority interest | (1) | (3) | |
| **535** | **Adjusted net profit** | **240** | **321** | **33.8** |
| 302 | Gains on disposals | - | 185 | |
| (7) | Taxation | - | (5) | |
| **830** | **Net profit** | **240** | **501** | |

(1) Figures restated to reflect the effects of disposals of Camom sa, Haldor Topsoe AS, GTT and the classification of Fertinitro under 'Net assets held for sale'.

**Net sales from operations** for the first half of 2008 amounted to €4,619 million, an increase of €96 million versus the first half of 2007, mainly due to greater volumes generated in the Offshore and Drilling sectors.

**Gross operating profit** amounted to €652 million, representing an increase of 23.5% versus the first half of 2007.

Depreciation, amortisation and impairment of tangible and intangible assets amounted to €163 million.

**Operating profit** for the first half of 2008 stood at €489 million, up €95 million versus the first half of 2007. The figure is analysed in detail in the subsequent sections describing the performance of the various business units.
Net finance expenses decreased by €7 million on the first half of 2008 due to the type of investments that were made during the period, which permit the capitalisation of associated financial expenses.
Net income from investments amounted to €10 million, an increase of €5 million compared with the first half of 2007, due to the gain on the disposal of a minority interest and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.

**Adjusted profit before income taxes** amounted to €450 million, representing an increase of 31.2% versus the first half of 2007.
Income taxes amounted to €126 million, an increase of €24 million compared to the same period of the previous year, due to an increase in taxable income, which was partly offset by the reduction in the tax rate from 29.7% in the first half of 2007 to 28% in the first half of 2008.
**Adjusted net profit** stood at €321 million, which represented an increase of 33.8% against the same period of 2007.
During the period, the sale of the 30% holding in Gaztransport & Technigaz sas was finalised, which generated a net gain of €180 million. As a result, **net profit** for the first half of 2008 amounted to €501 million.

## Operating profit and costs by function

| Year 2007 [1] | (€ million) | First half 2007 [1] | First half 2008 | % Ch. |
|---|---|---|---|---|
| **9,318** | **Operating revenues** | **4,523** | **4,619** | **2.1** |
| (8,118) | Production costs | (3,961) | (3,951) | |
| (48) | Idle costs | (22) | (24) | |
| (102) | Cost of sales | (52) | (56) | |
| (13) | Research and development costs | (5) | (5) | |
| (9) | Other operating income (expenses), net | (2) | (2) | |
| **1,028** | **Contribution from operations** | **481** | **581** | **20.8** |
| (176) | General and administrative expenses | (87) | (92) | |
| **852** | **Operating profit** | **394** | **489** | **24.1** |

(1) Data restated to include the effects of the disposal of Camom sa and Haldor Topsoe AS.

The Saipem Group recorded operating revenues, which were the same as 'net sales from operations', of €4,619 million in the first half of 2008, representing an increase of €96 million compared to the first half of 2007, as mentioned above.

Production costs (which include direct costs of sales and depreciation of vessels and equipment) for the first half of 2008 amounted to €3,951 million (€3,961 million in the first half of 2007), which was in line with the figure for the same period of 2007.
Idle costs increased by €2 million.
Cost of sales of €56 million increased by €4 million compared with the first half of 2007, mainly due to the positive trend on all reference markets.
Research and development costs included in operating costs do not show any changes.
**Contribution from operations** recorded a significant increase of 20.8% to €581 million, with the contribution margin percentage up two points versus the first half of 2007 to 12.6%.
General and administrative expenses amounted to €92 million, an increase of €5 million over the first half of 2007.
Analysis by business sector:

**Offshore**

| Year 2007 | (€ million) | First half 2007 | First half 2008 |
|---|---|---|---|
| 3,463 | Revenues | 1,723 | **1,741** |
| (2,891) | Cost of sales | (1,453) | **(1,426)** |
| (149) | Depreciation, amortisation and impairment | (73) | **(81)** |
| 423 | Operating profit | 197 | **234** |

Revenues for the first half of 2008 amounted to €1,741 million, which is in line with the figure for the same period of 2007.
The cost of sales, amounting to €1,426 million, did not change significantly versus the same period of 2007.
Depreciation, amortisation and impairment rose by €8 million compared to the first half of 2007, due to the full-scale operations on projects that required project-specific equipment.
Operating profit for the first half of 2008 amounted to €234 million, equal to 13.4% of revenues, versus €197 million, equal to 11.4% of revenues, in the first half of 2007. This increase in margin is attributable to improved contractual conditions and strong operational performance.

**Onshore**

| Year 2007 (1) | (€ million) | First half 2007 (1) | First half 2008 |
|---|---|---|---|
| 5,125 | Revenues | 2,452 | **2,442** |
| (4,847) | Cost of sales | (2,323) | **(2,288)** |
| (41) | Depreciation, amortisation and impairment | (19) | **(23)** |
| 237 | Operating profit | 110 | **131** |

(1) Data restated to include the effects of the disposal of Camom sa and Haldor Topsoe AS.

Revenues for the first half of 2008 amounted to €2,442 million, in line with the figure for the first half of 2007.
The cost of sales, amounting to €2,288 million, were also in line with the figure for the first half of the previous year. Depreciation, amortisation and impairment, on the other hand, increased by €4 million.
Operating profit for the first half of 2008 amounted to €131 million, versus €110 million in the first half of 2007, with the margin on revenues rising from 4.5% to 5.4%. This increase in margin is attributed to strong operational performance and improved contractual conditions.

### Offshore Drilling

| Year 2007 | (€ million) | First half 2007 | First half 2008 |
|---|---|---|---|
| 420 | Revenues | 203 | **238** |
| (220) | Cost of sales | (108) | **(115)** |
| (60) | Depreciation, amortisation and impairment | (30) | **(32)** |
| 140 | Operating profit | 65 | **91** |

Revenues for the first half of 2008 amounted to €238 million, up 17.2% on the same period of 2007, attributable mainly to increased activity by the semi-submersible platforms Scarabeo 4 and Scarabeo 6, as well as to higher contractual rates.
The cost of sales increased slightly compared to the same period of 2007, in line with the increase in volumes recorded during the period.

Depreciation, amortisation and impairment rose by €2 million versus the first half of 2007, due to the full-scale operation of vessels that underwent preparatory works in 2007.
Operating profit for the first half of 2008 amounted to €91 million, versus €65 million in the first half of 2007, with the margin on revenues rising from 32% to 38%. This increase, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

### Onshore Drilling

| Year 2007 | (€ million) | First half 2007 | First half 2008 |
|---|---|---|---|
| 310 | Revenues | 145 | **198** |
| (232) | Cost of sales | (111) | **(138)** |
| (26) | Depreciation, amortisation and impairment | (12) | **(27)** |
| 52 | Operating profit | 22 | **33** |

Revenues for the first half of 2008 amounted to €198 million, representing a 36.6% increase compared to the same period of 2007, due mainly to the start of operations of new rigs in South America.
The rise in volumes resulted in the cost of sales increasing by 24.3% versus the first half of the previous year.

Operating profit for the first half of 2008 amounted to €33 million, versus €22 million in the first half of 2007, with the margin on revenues rising from 15.2% to 16.7%. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates.

# CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

## Saipem Group - Summarised group balance sheet[1]

The summarised group balance sheet aggregates asset and liability amounts from the statutory balance sheet according to function, under three basic areas: operating, investing and financing.

Management believes that the summarised group balance sheet provides useful information in assisting investors to assess Saipem's capital structure and to analyse its sources of funds and investments in fixed assets and working capital.

| June 30, 2007 | | (€ million) | Dec. 31, 2007 | | June 30, 2008 | |
|---|---|---|---|---|---|---|
| | 2,650 | Net tangible assets | | 3,562 | | **4,291** |
| | 805 | Net intangible assets | | 750 | | **750** |
| | 3,455 | | | 4,312 | | **5,041** |
| *1,874* | | *- Offshore* | *2,114* | | **2,357** | |
| *514* | | *- Onshore* | *484* | | **480** | |
| *913* | | *- Offshore Drilling* | *1,395* | | **1,802** | |
| *154* | | *- Onshore Drilling* | *319* | | **402** | |
| | 141 | Investments | | 47 | | **35** |
| | **3,596** | **Fixed assets** | | **4,359** | | **5,076** |
| | **(242)** | **Net working capital** | | **(402)** | | **(456)** |
| | **128** | **Net assets held for sale including related net borrowings** | | **203** | | **80** |
| | (153) | Provision for employee benefits | | (167) | | **(172)** |
| | **3,329** | **Capital employed, net** | | **3,993** | | **4,528** |
| | 1,740 | Shareholders' equity | | 2,295 | | **2,599** |
| | 5 | Minority interest | | 4 | | **6** |
| | 1,584 | Net borrowings | | 1,694 | | **1,923** |
| | **3,329** | **Total liabilities and shareholders' equity** | | **3,993** | | **4,528** |
| | **0.91** | **Leverage (net borrowings/shareholders' equity including minority interest)** | | **0.74** | | **0.74** |
| | **441,410,900** | **Shares issued and outstanding** | | **441,410,900** | | **441,410,900** |

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement' on page 62.

Management uses the summarised group balance sheet to calculate key ratios such as Return On Average Capital Employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage), which is used to evaluate whether Saipem's financing structure is sound and well-balanced.

**Fixed assets** at June 30, 2008 stood at €5,076 million, an increase of €717 million compared to December 31, 2007. This increase is due to capital expenditures of €979 million, depreciation, amortisation and impairment of €163 million, disposals of €44 million and the translation effect on financial statements in foreign currencies and other variations of €55 million.

**Net working capital** at June 30, 2008 decreased by €54 million from minus €402 million at December 31, 2007 to minus €456 million at June 30, 2008.

The **provision for employee benefits** amounted to €172 million, which represents an increase of €5 million versus December 31, 2007.

As a result of the above, **net capital employed** increased by €535 million, reaching €4,528 million at June 30, 2008, compared to €3,993 million at December 31, 2007.

**Shareholders' equity**, including minority interest, increased by €306 million, to €2,605 million at June 30, 2008, versus €2,299 million at December 31, 2007. This increase reflected net profit for the period of €504 million and the fair value of exchange and interest rate

hedges of €35 million, partly offset by the payment of dividends (€192 million), the variation in treasury shares for the company's incentive schemes reclassified as a reduction in shareholders' equity of €14 million, as well as a decrease as a result of translation effects and other variations (€28 million).

The increase in net capital employed, only partially offset by the increase in shareholders' equity, led to an increase in **net borrowings**, which, at June 30, 2008, stood at €1,923 million, compared to €1,694 million at December 31, 2007, representing an increase of €229 million.

## Analysis of net borrowings

| June 30, 2007 | (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|---|
| (12) | Financing receivables due after one year | - | - |
| 479 | Payables to banks due after one year | 475 | 475 |
| 343 | Payables to other financial institutions due after one year | 416 | 452 |
| **810** | **Net medium/long-term debt** | **891** | **927** |
| (1,496) | Accounts c/o bank, post and Group finance companies | (2,164) | (2,061) |
| (14) | Cash and cash equivalents | (6) | (20) |
| (30) | Financing receivables for non-operating purposes due within 90 days | - | - |
| - | Financial assets held for trading or for sale | - | - |
| (58) | Financing receivables due within one year | (65) | (126) |
| 76 | Payables to banks due within one year | 264 | 103 |
| 2,296 | Payables to other financial institutions due within one year | 2,774 | 3,100 |
| **774** | **Net short-term debt** | **803** | **996** |
| **1,584** | **Net debt** | **1,694** | **1,923** |

The fair value of derivative assets/liabilities is detailed in Note 7 'Other current assets' and Note 19 'Other current liabilities'. Net debt includes the fair value of interest rate swap assets (liabilities).

A breakdown by currency of gross debt, amounting to €4,130 million, is provided in Note 15 'Short-term debt' and Note 20 'Long-term debt and current maturities of long-term debt'.

# Saipem Group- Reclassified cash flow statement and change in net borrowings[1]

Saipem's reclassified group cash flow statement derives from the statutory cash flow statement. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flow statement) and in net borrowings (deriving from the reclassified cash flow statement) that occurred from the beginning of the period to the end of the period. The measure enabling such a link is represented by the free cash flow, which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of treasury shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

| Year 2007 | (€ million) | First half 2007 | First half 2008 |
|---|---|---|---|
| 875 | Net profit | 268 | **501** |
| 3 | Minority interest | 1 | **3** |
| | *Adjustments to reconcile cash generated from operating profit before changes in working capital:* | | |
| 256 | Depreciation/amortisation and other non-monetary items | 107 | **163** |
| (302) | (Net gains) losses on sales of assets | (2) | **(202)** |
| 230 | Dividends, interests, extraordinary income/expenses and income taxes | 131 | **184** |
| **1,062** | **Cash generated from operating profit before changes in working capital** | **505** | **649** |
| 292 | Changes in working capital related to operations | 115 | **7** |
| (289) | Dividends, interests, extraordinary income/expenses and income taxes received (paid) during the period | (137) | **(11)** |
| **1,065** | **Net cash provided by operating activities** | **483** | **645** |
| (1,644) | Capital expenditure | (521) | **(979)** |
| (8) | Acquisition of investments and businesses | - | **-** |
| 401 | Disposals | 4 | **323** |
| 8 | Other cash flow related to capital expenditures, investments and disposals | - | **-** |
| **(178)** | **Free cash flow** | **(34)** | **(11)** |
| 6 | Borrowings (repayment) of debt related to financing activities | (19) | **(61)** |
| 1,076 | Changes in short and long-term debt | 406 | **201** |
| (13) | Treasury shares | (6) | **(14)** |
| (126) | Dividends paid and changes in minority interest and reserves | (126) | **(193)** |
| 83 | Effect of changes in consolidation and exchange differences | (3) | **(11)** |
| **848** | **CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD** | **218** | **(89)** |
| **(178)** | **Free cash flow** | **(34)** | **(11)** |
| 12 | Changes in consolidation | - | **-** |
| (13) | Treasury shares | (6) | **(14)** |
| (126) | Dividends paid and changes in minority interest and reserves | (126) | **(192)** |
| 28 | Exchange differences on net borrowings and other changes | (1) | **(12)** |
| **(277)** | **CHANGE IN NET BORROWINGS** | **(167)** | **(229)** |

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement' on page 62.

In the first half of 2008, **net cash provided by operating activities** (€645 million), coupled with cash from disposals, only partially funded capital expenditures, thus generating a negative free cash flow of €11 million.

**Dividends paid and changes in minority interest and reserves** generated a negative cash flow of €192 million, due to the payment of dividends. The purchase of treasury shares for incentive schemes for managers generated a negative cash flow of €14 million. The effect of exchange differences on net borrowings and other changes produced a net negative cash flow of €12 million.
As a result, net borrowings at June 30, 2008 increased by €229 million.

The **cash generated from operating profit before changes in working capital** of €649 million related to:
- net profit of €504 million, including minority interest of €3 million;
- depreciation, amortisation and impairment of tangible and intangible assets of €163 million;
- recoveries from current financial receivables of €10 million and losses (gains) which had a negative effect of €192 million;
- net finance expense of €51 million, income taxes of €131 million, a positive effect was generated by the change in the provision for employee benefits of €5 million and the negative change in provisions of €3 million.

The increase in working capital of €7 million related to operations is due to financial flows generated by projects underway.

Dividends, interest and income taxes received (paid) during the period of €11 million were mainly related to taxes paid and refunded and to the purchase and sale of tax credits.

Capital expenditure in the first half of 2008 amounted to €979 million. Details of investments by sector are as follows: Offshore (€385 million), Offshore Drilling (€449 million), Onshore Drilling (€112 million) and Onshore (€33 million). Additional information concerning capital expenditure in the first half of 2008 can be found in the 'Operating Review' section.

Cash flow generated by disposals amounted to €323 million.

# Research and development

During the first half of 2008, innovation technology activities were implemented as planned.
Responsibilities for the development of new technologies and implementation of new initiatives were divided among the three Saipem hubs: Saipem SpA, Saipem sa and Snamprogetti SpA, who were responsible for asset technology, offshore technology and onshore technology, respectively.

## Asset technology

The first half of 2008 saw asset technology continue to make an important contribution to the Group's activities, with the implementation of initiatives aimed at ensuring the feasibility of frontier projects, improving competitiveness and the reliability of operations, and reducing the environmental impact of construction activities.
Meanwhile work progressed rapidly on the detailed design of the main technical systems and subsystems for the launch and production facilities of the new pipelay vessel.
Work also began on the enhancement of the J-lay tower of the Saipem 7000 with the objective of equipping the vessel for carrying out complex projects involving the installation of international pipeline connections in deep waters.
Other (lower priority) R&D activities carried out during the period regarded high-capacity/quality welding, and the development of innovative Field Joint Coating systems and techniques for performing critical operations such as laying/installing long pipelines using towing.
In addition, successful tests were carried out on an instrument know as EAR (Extended Acoustic Radar), which uses acoustic wave propagation technology to detect objects that may have fallen inside pipelines during the laying phase.
In drilling, operational support studies and specialist support to projects relating to the new semi-submersible drilling rigs Scarabeo 8 and Scarabeo 9 continued, while a study for the optimisation of a riser string for ultra deep waters (over 3,000 metres) is underway. At present configuration and operating strategies are being studied.
Eight patent applications were lodged during the first half of 2008.

## Offshore technology

The aim of offshore technology is to develop improved solutions (in terms of architecture, concepts and technologies) for oil and gas field development in deep and ultra deep waters.
R&D activities carried out in the period in the subsea process and SURF (Subsea, Umbilical, Riser e Flowline) areas – which were closely followed and supported by Clients – focused on the following:

- development of solutions for liquid/liquid separation processes in deep waters. Two tests were planned during the period and will be conducted in the second half of 2008;
- development of a gas/liquid separation system. On the basis of activities commenced in 2007, preliminary studies and calculations were carried out for an innovative gas/liquid separation system for ultra deep water applications. The studies will lead to the preparation of a qualification/test programme for which preliminary tests will be conducted at end 2008/beginning of 2009;
- the development of new architectures to provide competitive long tie-back and heavy oil fields solutions. 2008 activities will focus on specific Client requests, with a preliminary screening stage to select the best architectures and a technology gap analysis;

- integration of solutions for energy electrical production within subsea process activities, particularly long distance electric power transmission and subsea electric power distribution;
- important test/qualification programs for SURF developments: development of new flowlines and risers, and thermal insulation and anti-corrosion technologies for subsea pipelines in deep waters.

The period saw the following activity in the FPSO segment:

- renewed Client interest in dry tree solutions (Well-head Barge) for specific applications (in West Africa);
- maturation of the market for offshore regasification solutions, with Saipem being awarded its first FSRU (Floating Storage Regasification Unit) project;
- implementation of preliminary offshore LNG projects, in particular relating to floating liquefaction units. Activities relating to floating liquefaction are underway for a number of Clients, with feasibility or pre-FEED studies being carried out for small and medium scale LNG FPSO. Major contracts were assigned regarding specific liquefaction processes, based especially on nitrogen cycles;
- new activities were commenced in connection with ocean energy recovery, with analyses of thermodynamic cycles carried out in collaboration with Clients and universities.

Work was carried out during the period on the following projects in the renewable energy source sector:

- installation of a prototype tidal energy conversion plant off the coast of Brittany in France. The prototype is due to be removed in autumn 2008;
- involvement in a cost optimisation programme for a wave energy conversion system;
- various studies for offshore aeolic plants (market analysis, solutions for foundations) and solutions for floating aeolic plants (preparations for a publicly funded research programme);
- $CO_2$ management research projects, with the specific objective of $CO_2$ storage in deep saline aquifers. These projects are partially financed by public bodies and are carried out in conjunction with industrial and academic partners;
- activities related to large-scale offshore energy storage systems in cooperation with universities.

## Onshore technology

Snamprogetti, which carries out most of the onshore technology activities in the Saipem Group, continued to pursue its objectives of: improving its proprietary technologies that are already on the market, optimising partner/supplier technologies in support of its own EPC activities, and developing new proprietary technologies.

The main results achieved in this area during the first half of 2008 were as follows:

- work at the Sannazzaro refinery on the development of a technology for the dehydrogenation of light hydrocarbons was intensified with a view to rapid application. The technology was derived from the styrene monomer production technology developed recently in collaboration with Dow Chemical. Experiments on a pilot plant at Eni R&M's Bolgiano laboratories produced excellent results in terms of conversion and selectivity for the dehydrogenation of $C_4$ paraffins. Tests are due to continue in the second half of the year using hydrocarbon mixtures of the kind available at the Sannazzaro refinery;
- in connection with the technology for the production of high-octane components, the new ETBE plant at

Copesul (Brazil) was successfully launched, using a new proprietary liquid dispenser inside the reactor to ensure production output remains unvaried. The plant was converted from the production of MTBE, which can no longer be exported. The technology will be next applied in the revamping of the Ravenna plant;
- following the development with the US company ATI Wah Chang of the Omegabond advanced tubing technology for Snamprogetti's proprietary urea synthesis technology, GPIC (Bahrain) and Fauji (Pakistan) issued purchase orders for the technology's first two industrial applications.

Finally, the support for Eni's research and development activities continued:
- development of the preliminary engineering for the application of EST technology in the plant proposed in Eni's Sannazzaro refinery and feasibility studies on the application of EST technology in Eni target sectors/markets;
- as part of the Eni research project for the reduction of greenhouse gases, Snamprogetti will carry out environmental monitoring on the pilot geological sequestration of $CO_2$ Eni is planning at its Cortemaggiore site;
- following the creation of the Eni/Enel working group for the joint $CO_2$ capture and sequestration project, Snamprogetti will provide support by conducting feasibility studies on the first integrated plant built in Italy.

# Quality Assurance, Health, Safety, the Environment and Sustainability

## Quality

The first half of 2008 saw all Saipem Group companies continue to fulfil their commitment to ensuring the implementation of the principles of the Group Quality Policy in the management of projects of all types and complexities and in the coordination of organisational processes.
Significant progress was made, with the direct involvement of top management, in defining improvement targets for Group companies and in identifying indicators for monitoring the performance of organisational processes and projects, including the use of the continuous measurement of Client satisfaction levels.
To ensure compliance with market requirements and international standard ISO 9001:2000, advanced project quality management and quality control tools were implemented, while, rigorous recruitment, selection and induction procedures and activities aimed at ensuring the appointment of qualified human resources capable of bringing proven added value to the Group were applied.

The following initiatives continued or were commenced during the first half of 2008:
- continued integration of the Saipem and Snamprogetti Quality Management procedures and systems;
- mapping and redefinition of all Snamprogetti performance indicators for projects and permanent processes;
- issue of sector specific Quality bulletins to raise the awareness of Saipem personnel with regard to new improvement initiatives launched in 2008;
- development of integrated methods for carrying out design reviews which also deal with interfaces with construction and installation processes;
- significant increase in support for vessel investment projects in terms of management approach and careful, accurate control and monitoring of suppliers and yards;
- extension of management review of quality management system to staff processes, through the involvement of asset function management;
- creation of a QHSE intranet portal for sharing Best Practices and Lessons Learned at Group level;
- definition of structured procedures for gathering, capitalising on and sharing experiences acquired within Onshore Process Engineering departments using the Lessons Learned work process and software. Consolidation of methods used for gathering and managing Offshore Engineering Lessons Learned, particularly in relation to projects in remote areas and hostile environments;
- implementation on main offshore vessels of quality management and control systems for maintenance and upgrading activities;
- implementation of new training and awareness programmes aimed at Saipem personnel, such as the 'Focus on Quality', an e-training initiative designed to familiarise personnel from the Asset, Drilling and Offshore Construction areas with the ISO 9001 standard and the Saipem Quality Management System;
- continued support with the implementation of internal initiatives aimed at improving operating processes used in the management of EPIC projects;
- training on key quality issues for main offices and project personnel;
- consolidation of brainstorming methodologies as part of system/project training;

- start of integrated audit activities on projects, with special focus on the level of application of the Golden Rules defined by Top Management;
- increased auditing of/follow-up on main suppliers of materials and services, through direct involvement of Project Managers and relevant technical functions;
- monitoring of measuring instruments and related management/calibration procedures for construction yards and construction and drilling vessels, with special focus on savings achieved through optimisation of calibration procedures;
- continuous improvement and circulation at Group level of tools and methodologies for monitoring and measuring Quality Management System processes and analysing related trends;
- support from all disciplines with the definition and implementation of quality control and management activities for new fabrication yards;
- update of integrated construction system (SICON) to include all new customised quality control standards for Aramco and Pipelines;
- development by quality coordination personnel of periodic assessment/self-assessment forms for onshore projects;
- six-monthly knowledge sharing meetings for Drilling BU quality personnel.

The following Client Satisfaction monitoring initiatives were pursued during the period:
- beginning of data collection for the evaluation of satisfaction levels of internal Clients in the Asset area. Planning for the development of similar methods to be used in Procurement;
- meetings held with a number of offshore engineering/onshore project Clients to analyse performance and services provided;
- interviews with the Client's project teams for onshore projects carried out by the hubs of San Donato Milanese and Fano (Italy).

## Health

In Health, the first half of 2008 saw the continuation of the integration of Snamprogetti into the Saipem Health Management System. All personnel leaving for foreign locations, whether on an assignment or under contract, receive training and information, and must pass a medical examination to obtain a Medical Fitness Certificate. The Occupational Health Team schedules preventive/periodic check ups as part of the health surveillance programme.
Following a marked increase in the number of medical examinations, the process for the accreditation of medical facilities with the SIMEL department is currently being revised, with a view to better meeting individual requirements. With this in mind, detailed plans for a collaboration with the Occupational Medicine section of Milan's San Raffaele-Resnati hospital have already been drawn up.
The programme of rationalisation currently underway in Italy will also have an impact on the figure of the Company Doctor (Medico Competente). Appointments are in fact currently being 'regionalised' in order to achieve compliance with the requirements of the new consolidated act on health and safety in the workplace (81/2008).
The health surveillance programme for computer monitor risk at the 3rd and 4th Palazzo Uffici, San Donato Milanese, is progressing. Personnel are required to take an eye-test, undergo a medical examination and have an interview with the Company Doctor.
Job-specific health guidelines have been created for personnel working on Italian sites in order to ensure that their health is constantly monitored. A specific protocol for personnel that travel frequently to Italian work sites on assignments has also been created.
In accordance with the new consolidated act on health and safety in the workplace, a register of carcinogens has been introduced at the Fano offices, in collaboration with Snamprogetti Prevention and Protection Services, for those activities that require it.
The new Saipem central health archive has been set up at the 3rd Palazzo Uffici.

Meanwhile, the health portal is now fully operational for both medical personnel and public users. Useful guides to managing health issues in accordance with Saipem Standards have been published on the portal in order to assist health personnel in their daily duties. Access to the portal has been made user-friendly, to ensure that workers can easily obtain all of the

information they need on Saipem's approach to Health issues.

Saipem health functions are in the process of implementing a proactive prevention programme for all workers exposed to modifiable and non-modifiable risk factors for cardiovascular disease. The programme has been designed to involve all Group employees. The telecardiology service offers specialised assistance and the interpretation of electrocardiograms. Using telemedicine technology, branch medical departments are able to request specialised cardiological assistance, meaning that more accurate follow-ups can be offered for cases requiring constant medical monitoring.

A study of the benefits of anti-malaria chemoprophylaxis in Saipem Offshore units was presented during the period to the International Conference on Health, Safety and Environment in Oil and Gas organised by the Society of Petroleum Engineers (SPE) in Nice.

The anti-smoking campaign was intensified during the period, with the implementation of a massive information programme, including conferences, video presentations and the distribution of leaflets.
Saipem, in collaboration with the University of Camerino, organised the postgraduate course, Master In Oil and Gas, Telemedicine and Telepharmacy (MIOGATE). The course is the first Masters programme in the world aimed at health professionals working in the Oil and Gas Industry.

## Safety

**'Leadership in Safety'**

Leadership in Safety is an innovative and highly interactive training program with the far-reaching aim of creating a strong safety culture within Saipem.
The first half of the year saw a large number of Leadership in Safety Workshops held.
The Leadership in Safety programme has been rolled out within the Group internationally, thanks to the efforts of the LiS facilitators in organising the workshops. 100 workshops were organised and more than 1,500 people participated – statistics which confirm that excellent progress is being made.
To help with the process of transforming our leaders into fully fledged safety leaders, additional support tools have been created for their professional self development. One of these tools is the 'Safety Leadership Profiler', a web-based questionnaire that allows leaders to understand the focus they personally give to different safety leadership practices, enabling them to take a clear direction in self development process.
Other features of the program include the Five Stars - Safety Intervention Tool, which has been developed to provide Saipem's leaders with an effective structure for delivering positive reinforcing feedback for safe behaviours and for taking action when unsafe acts are observed.
Another key learning tool created exclusively for the workshops is a leadership in safety film called 'The Safer, the Better'. This film provides interactivity throughout the workshop, showing scenes at strategic points to prompt group discussion, exercises and simulations.

**New Italian safety legislation**

2008 presented Saipem with the task of addressing significant changes in Italian safety legislation Legislative Decree 81/2008, the consolidated act on health and safety in the workplace, which was 'previewed' in enabling statute 123/2007, and which came into force on May 15, 2008, confirmed the new requirements introduced under the statute and also brought with it some additional changes.
Saipem began immediately to act to achieve compliance with the new requirements, implementing checks to identify the most critical areas in home offices and on external activities. The compliance process has already involved (and will continue to involve) a large number of Group departments and offices (e.g. Procurement, in relation to contract management and the definition of safety costs).

**GAP Analysis**

In parallel, the Saipem Prevention and Protection Service (SPP) launched an internal analysis of the current state of compliance with safety laws and regulations for the entire company. Any gaps identified will be used as the basis of a programme for rapid corrective action. Critical areas will be given priority. The first Gap Analysis (which will also prove useful in terms of assessing the effectiveness of the process, and improving the methods of enquiry used) is currently being conducted for the Asset department. If the first analysis is completed satisfactorily, an analysis of the whole Group will be conducted.

**Safety training for Datori di Lavoro ('Employers')**

Another important area of activity during the period concerned efforts to increase knowledge and awareness of the new safety legislation and the responsibilities of the principal safety positions, which under the legislation are the Employers, Senior Managers and Supervisors.
A series of training programmes were launched, with the objective of increasing involvement, awareness and responsibility in relation to safety issues.

**Industrial Hygiene Campaign - Occupational and environmental monitoring (noise, vibrations)**

Starting in September 2007, Saipem began to carry out monitoring of the work environments in its fleet and production sites/plants. The new campaign integrated the work carried out during the previous campaign, which focused on asbestos, noise and vibrations, and included analyses of.
- indoor microclimates, including air quality analyses and detection of airborne pollutants in accommodation;
- chemical risk;
- manual load handling;
- electromagnetic fields.

To ensure maximum protection and guarantee the completeness and effectiveness of the Industrial Hygiene Campaign and compliance with national and international regulations regarding health and safety at work, all Saipem personnel were given training on the following issues:
- noise exposure;
- vibration exposure;
- manual load handling.

The completeness and effectiveness of the training provided was evaluated using Course Assessment Forms completed by the participants, which measured levels of participation and knowledge acquired.
Other significant initiatives conducted during the first half of 2008 included:
- consolidation of HSE in design skills;
- HSE checks on the design of new offshore vessels included in Saipem investment plans;
- OHSAS 18001 certification of Saipem Contracting Nigeria Ltd's Health and Safety System;
- HSE Audits on projects and sites operating.

These activities, together with other supporting objectives defined in the 2008 safety plan have the aim of meeting the ambitious target set for 2008 of zero fatal incidents and a 15% reduction in accidents.

## The Environment

In the first half of 2008, Saipem continued to work towards reducing and minimising environmental impacts through the development, implementation and continuous improvement of its management system and auditing and training activities.
The main activities carried out during the period were as follows:

- monitoring of atmospheric emissions, mainly on offshore vessels, to verify the emission factors used in environmental reporting and checking compliance with the requirements of MARPOL 73/78 Annex VI;
- implementation of Eni Corporate greenhouse gas accounting software (opsGHG);
- ISO 14001 certification of Saipem Contracting Nigeria Ltd's Environment System;
- increase in ISO 14001 certified operating companies;
- monitoring of environmental performance through consolidation of environmental KPI monitoring system;
- revision of models used to calculate atmospheric emissions from results of monitoring;
- environmental impact study relating to the use of an FPSO for the development of the Aquila field.

## Sustainability

The start of 2008 saw the publication of the first Saipem Sustainability Report, certified by PricewaterhouseCoopers. The completed report was result of the hard work and commitment of all those involved in its production, all the Saipem operating companies and all Saipem projects worldwide.
Saipem intends to involve Stakeholders in the preparation of the 2008 Sustainability Report, by canvassing their opinions of the completed report. Gfk Eurisko, domestic and world leader in the field of market research, has been engaged to gather the necessary data, the results of which will be applied in the production of the following report, with a view to achieving continuous improvement.

Saipem's commitment to Sustainability was demonstrated in 2008 in its continued efforts on a number of local level initiatives. The month of May saw the organisation of an awards ceremony in Lima for a project that was launched in 2007 in collaboration with Petrex and with the participation of two local NGOs that work with disadvantaged children.

The period also saw the implementation of two related initiatives designed to foster sustainable communication within the Saipem Group and encourage participation and the exchange of information and experiences: the creation of a newsletter entitled 'Saipem Group Sustainability Talent News', containing articles from Saipem offices and projects around the world, and the introduction of a special section of the QHSE portal dedicated to 'Newsletters from Saipem world'.
Finally, a number of new Sustainability case studies regarding specific geographical areas are due to be published within the year.

# Human resources

The Organisation department focused its efforts during the first half of the year on the optimisation of the Group organisational structure.
In particular, the department reviewed the organisational structure of the Offshore Business Unit and:
- confirmed the business model under which the Offshore Area Manager is assigned full commercial and executive responsibility for the initiatives and projects implemented in his/her area of competence, with a central overall coordination structure supported by separate functions responsible for providing methodological and specialist coordination and support to the individual areas making up the Offshore business;
- carried out the reorganisation of the areas of the Group dedicated to the acquisition and implementation of 'Floaters and Facilities' and 'Leased FPSO' business, through the creation of the 'Floaters, Facilities and Leased FPSO' business line and the rationalisation/modification of the Saipem SpA, Saipem Energy Services and Saipem sa functions involved in this business.

In addition, the organisational structures of a number of foreign companies, in particular those in the Asia-Pacific area, as well as the subsidiaries Saipem UK Ltd, Saipem Contracting (Nigeria) Ltd and Petromar Lda were reviewed.
Finally, the period saw the launch of two important activities, due to continue in the second half of the year, which will have long-term effects on Saipem's organisational structure:
- the New Saipem Operating Model Development Programme, whose objective is the definition, in a short period of time, of a new Group operating model designed to consolidate and improve operating results;
- the project for the merger by incorporation of Snamprogetti which, once the integration of the two companies has been completed, will lead to a complete redefinition of the organisational structures of Saipem SpA.

As part of the IBIS Programme, harmonisation initiatives have been commenced for a number of processes and activities common to several business areas, such as project documentation management, control cost, and construction management, with the aim of identifying best practices at Group level, and defining common models and support applications.
With regard to the integration of Saipem and Snamprogetti professional roles, work continued during the period on the fine-tuning of the Professional Roles System, with the identification of specific requirements, particularly in Engineering, Process, QHSE, Procurement, Project Management and Construction.
A large proportion of the organisational development activities carried out during the period were concerned with the development of EPC capabilities at the India Hub, specifically:
- revision of the organisational structure of SIP in accordance with the EPC development model;
- beginning of integration of Procurement and commercial activities;
- revision of selection strategy and processes and launch of Employer Branding and internal and external communication activities;
- mapping of existing and/or lacking critical skills and beginning of training and development activities for development of the skills required for autonomous management of EPC projects;
- revision of retention strategies and systems and introduction of performance appraisal systems for critical resources.

Selection, training, development and compensation in the first half of 2008 were affected by the dynamic labour market in the Oil & Gas industry services sector. The strategies adopted in this regard prioritised the search and creation (using innovative methods) of the professional skills necessary for the current phase of development of the business, and the retention of holders of critical know-how.

The recruitment and selection of young graduates from Italian universities continued during the period through the partnership with Eni Corporate University aimed at establishing long-term relationships with Italian and overseas universities. Investments also continued to be made in specialised Masters courses, particularly in Italian universities, with the objective of developing specific skills useful for Saipem's business that are not currently available on the market. In this connection, the following students have been recruited: 6 students from the Second Level (specialised) Masters in Subsea Electro-acoustics, in association with the University of Pisa and the Italian Navy; 8 students from the First Level Masters on Safety Management in the Oil & Gas Industry at Aquila University; 3 students from the Second Level Masters in Oil & Gas Law and Economics at Cattolica University; 2 students that participated in the MEDEA Masters course in 2007-2008.

Special focus on 'early recruitment' of high school graduates for participation in special training and development programmes tailored to prepare them for technical positions within Saipem:

- creation of a Saipem School in Rome (in collaboration with the Consortium ELIS) for 30 young graduates of technical institutes from central and southern Italy, who participated in classes of a general nature, such as team work, communication and English, as well as technical lessons taught by Saipem managers from the company functions in which the students will carry out their internships;
- launch of a project (with the support of the Milan municipal authorities and the Central Directorate for Labour and Employment Policies and the Labour Market Observatory) involving the participation of 15 technical institutes from the Milan municipal area with the objective of presenting Saipem as a potential employer and establishing innovative training-work relationships with the institutes in question;
- start of a collaboration organised through the Snamprogetti Fano offices with technical institutes from Pesaro and Ancona which takes advantage of the schools' didactic autonomy to give the syllabuses for classes III, IV and V an Oil & Gas industry focus, with a view to accelerating and simplifying students' post-diploma recruitment within the company.

The recruitment portal eFesto, which is currently in the process of being implemented for overseas offices and companies, starting with Romania, UK and India, has become fully operational.

The planning of training activities is also influenced by the adopted selection strategy, which it aims to complement and support. The training activities carried out during the first half of 2008 included the following:

- completion of the planning of a 2-year training course for Onshore Site Assistants aimed at young high school graduates, starting in September;
- presentation of the business plan for the creation of a training centre in India for the recruitment and training of resources for cost control, planning, QA/QC, HSE, contract management and administration roles;
- in the drilling sector, completion of a course for Subsea Drilling Engineers and the start of a new

course for assistant drilling superintendents at the Cortemaggiore training facilities;
- definition, for the Offshore sector, as an integral part of the Group's recruitment and development plans, of training plans for critical roles such as Field Engineer, Marine Operations Superintendent and Hook-Up & Commissioning Engineer, involving technical/ professional and managerial training and a detailed 'on-the-job-training' programme with its own dedicated appraisal and monitoring system.

The Project Management course, which leads to participants receiving international Project Manager certification, was successfully implemented in overseas offices.
The collaboration with Eni Corporate University continued to ensure strong ties with academic institutions, with the period seeing the start of the second edition of the Masters in General Management for recently appointed senior managers.
In view of the growing difficulty of identifying resources on the external labour market possessing the necessary know-how and capabilities, human resources development activities were above all focused on resource retention and the sharing of technical/ specialist know-how.
Saipem focuses special attention on the identification and monitoring of critical resources with the aim of attracting, retaining and developing such resources. This activity is also crucial, however, for ensuring the sharing/dissemination of company culture and know-how and for this reason, the Group has concentrated specific efforts in this area both in Italy and abroad, including defining dedicated detailed development and training paths for the specific critical professional areas of offshore construction, onshore construction, and process engineering.
In addition, in order to capitalise on the technical/specialist capabilities and skills existing within the company, promote the dissemination of such skills and increase the visibility of highly-skilled resources, a programme was implemented involving the identification of resources possessing strategic know-how ('Knowledge Owners') and their 'certification'. Certified Knowledge Owners are requested, in the course of their duties, to carry out activities aimed at developing and disseminating their skills, such as the tutoring of young resources from their departments, the formulation of proposals for knowledge/skills development and teaching duties. In view of the strategic value assigned to knowledge development and dissemination, specific management systems and policies have also been introduced for Knowledge Owners.

Compensation in the first half of 2008 saw increased investment in both Italian and foreign personnel

| Year | | First half | |
|---|---|---|---|
| 2007 | (resource units) | Ave. wk. force 2007 | **Ave. wk. force 2008** |
| 9,209 | Offshore | 9,259 | **9,817** |
| 16,560 | Onshore | 16,269 | **15,029** |
| 1,327 | Offshore Drilling | 1,271 | **1,551** |
| 3,263 | Onshore Drilling | 3,221 | **3,695** |
| 3,014 | Staff positions | 2,953 | **3,160** |
| **33,373** | **Total** | **32,973** | **33,252** |
| 6,530 | Italian personnel | 6,431 | **6,894** |
| 26,843 | Other nationalities | 26,542 | **26,358** |
| **33,373** | **Total** | **32,973** | **33,252** |
| 5,493 | Italian personnel under open-ended contract | 5,367 | **5,841** |
| 1,037 | Italian personnel under fixed-term contract | 1,064 | **1,053** |
| **6,530** | **Total** | **6,431** | **6,894** |

| Dec. 31, 2007 | (resource units) | June 30, 2007 | **June 30, 2008** |
|---|---|---|---|
| 6,608 | Number of engineers (1) | 6,354 | **6,806** |

(1) Following the disposals of the French company Camom sa and the holding in Haldor Topsoe AS, the corresponding number of engineering resources was deducted from June 30, 2007.

compared to previous years in order to maintain a good level of retention. The application of the retention bonus and the deferred bonus increased and the number of incentives available grew. Incentivisation schemes were implemented in a number of geographical areas (Nigeria, Caspian Sea area and the Middle East) and in particular in the drilling sector.
An international global grading project was launched, involving the classification of all international resources. The aim of the project was to provide a standard and effective method of benchmarking for all foreign companies which will aid the interpretation of local compensation analyses and the definition of local compensation structures.
Finally, support continued on Saipem's local content initiatives, which included the selection and training in Kazakhstan of 38 local engineering graduates, who will be employed in the Groups' business activities in the Caspian Sea area.

In the first half of 2008, Saipem completed negotiations with national energy and maritime trade unions with regard to the following issues:
- Production Bonus for the two-year period 2006-2007, in relation to amounts payable on the basis of profitability and productivity indicators;
- compensation, allowances and benefits for Master Mariners, Chief Engineers and maritime personnel working on 'special-purpose vessels' for the four-year period 2007-2010, with salary increases over the period of 3.5% per annum.

The period also saw the introduction of standard regulations governing pay and shifts for Italian expatriate Saipem and Snamprogetti personnel and the planning of standardisation for a number of administrative processes (working hours, appraisals as per the terms of CCNL/national contract of employment, etc.).

# Information technology

The first half of 2008 saw the inclusion in the IT systems of additional companies and projects. Roll-outs progressed for SAP R/3 modules, as per the IBIS plan, at the Trinidad & Tobago office, and at the companies Snamprogetti Sud SpA, Saipem UK Ltd, Saipem America Inc and Global Petroprojects Services AG.
The consolidation of the IBIS standard model was completed, enhanced by adding significant functions gained from the implementation of Snamprogetti's SAP R/3 module. The principal areas of activity were procurement and project control.
The Snamprogetti SpA roll-out plan was revised to take into account the announced merger.
The design phase was completed on the IBIS-based Workload Management System (WMS) - an integrated system for project resource workload planning and control - and implementation is currently taking place. Partial roll-out occurred at Snamprogetti Sud SpA, and full roll-out is expected to take place in October 2008.
The new release of SAP BW for the Data Warehouse application was implemented in the production environment, while the definition of requirements was completed and development started on the new consolidated reporting model.
With regard to business area applications, the use of Intergraph's SmartPlant Material for the management of project materials was consolidated.
Meanwhile, a new IBIS project was launched for the development of a new document management system for managing project documentation and assets that satisfies the requirements of all Saipem companies.
ICT infrastructure activities during the period consisted of updating and upgrading work to improve the performance, availability, accessibility and security of company applications and to support the provision of services that use new web-based technology.

Specific activities carried out during the first half of the year included:

- complete replacement of the data storage infrastructure for Corporate applications and email;
- study of the disaster recovery plan for SAP R/3;
- enhancement of connections to fleet and main sites - in particular the engineering hubs in Fano, Chennai and Sharjah - and the activation of new satellite links to rigs in Algeria.

New cost-saving services introduced during the period include IP telephony - i.e. the transmission of telephone calls over a data network - and 'Business Voice' - an international telephony service that uses the Orange data network in cooperation with Eni. In the first half of the year, IP telephony was implemented at the Fano and Rome offices, while 'Business Voice' was implemented in all the Saipem offices involved in the project.
With regard to ICT governance, the monitoring required to ensure compliance with the Sarbanes Oxley Act and Law 262 has become an integral part of ICT processes. A control system based on the international ISO framework 27001 is currently being implemented with a view to improving the ICT Governance Model.

# Risk management

The main risks that Saipem is facing and actively monitoring and managing are the following:

(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company, and in residual measurement, the risk deriving from the exposure to commodity price volatility;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;
(iv) the operational risk deriving from the occurrence of accidents, malfunctioning, failures with injury to persons and damage to the environment affecting operating and financial results;
(v) country risk.

During the 2007, Saipem adopted the new Eni policies on managing and controlling financial risks.

## Market risk

Market risk is the possibility that changes in currency exchange rates or interest rates will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Saipem actively manages market risk in accordance with a set of policies and guidelines that provide a centralised model of conducting finance, treasury and risk management operations based on the Group Treasury Structures.

**Exchange rate risk**

Exchange rate risk derives from the fact that Saipem's operations are conducted in currencies other than the euro and revenues (costs) from a significant portion of operational contracts are denominated in or linked to non-euro currencies. Revenues and costs denominated in foreign currencies may be significantly affected by exchange rate fluctuations due to conversion differences on specific transactions arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated commercial and financial payables and receivables (transactional risk). Exchange rate fluctuations affect the Group's reported results and shareholders' equity, as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transactional exposures arising from foreign currency movements. Saipem does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis.

In compliance with International Financial Reporting Standards (IFRS), Saipem hedges net exposure to economic and transactional risk through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated by the Eni Corporate Finance Unit of Eni SpA at fair value on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards (IFRS).

**Interest rate risk**

The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning and management for this activity at Saipem Group level is the responsibility of the Treasury Department.

## Credit risk

Credit risk is the potential exposure of the Saipem Group to losses that would be recognised if counterparties failed to perform or failed to pay amounts due. The credit risk arising from the Group's normal commercial operations is controlled by the business units and the administration department on the basis of standard procedures and periodic reporting. As for financial investments and the utilisation of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA. At present, Saipem has no significant exposure to credit risk or non-performance/non-payments by counterparties.

## Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and settle obligations causing material financial losses in the case the Group is required to incur additional expenses to meet its obligations or under the worst of conditions a default. Saipem manages liquidity risk by targeting an optimal ratio between equity and total debt consistent with management plans and business objectives including prescribed limits in terms of maximum indebtedness rate and of minimum debt ratio between medium/long-term debt and total debt as well as between fixed rate debt and total medium/long-term debt. This enables Saipem to maintain an appropriate level of liquidity and financial capacity as to minimise borrowing expenses and to achieve an optimal profile of composition and duration of indebtedness. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. Effective management of the liquidity risk has the objective of ensuring both availability of adequate funding to meet short-term requirements and due obligations, and a sufficient level of flexibility in order to fund Saipem's development plans, maintaining an adequate finance structure in terms of debt composition and maturity.

## Operational risk

Saipem's business activities conducted in and outside of Italy are subject to a broad range of legislation and regulations, including specific rules concerning activities currently in force in countries in which it operates. In particular, these laws and regulations require the acquisition of a license before operations may commence and the compliance with the health, safety and environment rules.

These environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water, and require companies to adopt correct waste management practices. In particular Saipem is required to follow strict operating practices and standards to protect biodiversity when conducting exploration, drilling and production activities in certain ecologically sensitive locations (protected areas). Failure to comply with these requirements is punishable by criminal and civil sanctions. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations and the expenses and liabilities that Saipem may incur in ensuring they are complied with are expected to remain material to the Group's results of operations or financial position. For this purpose, Saipem adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Saipem's employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations.

The ongoing process of identifying, evaluating and mitigating risks is fundamental to HSE management in all phases of the business activity and is performed through the adoption of management procedures and systems tailored to the peculiarities of each business and industrial site and designed to achieve continual improvement of plants and process. Additionally, coding activities and proceduralisation on operating phases reduce the human component in plant risk

management. Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the business units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimise damage in the event of an incident. The integrated management system for health, safety and environmental matters is supported by the adoption of a Saipem/Eni Model of HSE operations in all the Divisions and companies of the Saipem Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Saipem's facilities are certified to international environmental standards, such as ISO 14001, OHSAS 18001 and even EMAS. Saipem provides a program of specific training and development for HSE staff in order to:
- promote the execution of behaviours consistent with guidelines;
- drive people's learning growth process by developing professionalism, management and corporate culture;
- support management knowledge and control of HSE risks.

## Country risk

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Saipem constantly monitors the political, social and economic risk of countries in which it operates or intends to invest. Country risk is mitigated in accordance with guidelines on risk management that Saipem defined in the procedure 'Project Risk Assessment and Management'.

## Risk and opportunity and knowledge management

In 2006, the Risk and opportunity and knowledge management department was formally created to:
- promote the use of risk and opportunity knowledge management in tenders and projects driven by the various Business Units;
- ensure the spread of a risk and opportunity and knowledge management culture within Saipem focused on projects, improvement and contingency management;
- provide advice, support and guidelines to the Business Units and projects in identifying and evaluating risks and opportunities in addition to all activities related to the implementation of mitigation and improvement measures, for risk management and optimisation of opportunities;
- define, develop and update tools and methods so as to collate and organise information on lessons learned and make them available to projects;
- ensure adequate training and the necessary support to risk engineers;
- ensure the constant update of guidelines, procedures and Corporate standards, promoting their adherence within Saipem and subsidiary companies.

# Additional information

## BUY-BACK OF TREASURY SHARES

The Shareholders' Meeting of April 28, 2008 authorised the Board of Directors to purchase up to 1,700,000 treasury shares on the open market, for a maximum outlay not exceeding €58 million, in order to implement the 2008 Stock Option Scheme.

From January 1 to June 30, 2008, the number of treasury shares purchased amounted to 695,300. Following the end of the period, 1,550,000 treasury shares were purchased. On July 25, 2008 the Company held 6,989,819 treasury shares.

| Period | Shares (No.) | Average cost (€) | Total cost (€ thousand) | Share capital (%) |
|---|---|---|---|---|
| **Treasury shares bought back** | | | | |
| 2003 (from May 2) | 2,125,000 | 6.058 | 12,873 | 0.48 |
| 2004 | 1,395,000 | 7.044 | 9,826 | 0.32 |
| 2005 | 3,284,589 | 10.700 | 35,146 | 0.74 |
| 2006 | 1,919,355 | 18.950 | 36,371 | 0.43 |
| 2007 | 848,700 | 25.950 | 22,024 | 0.19 |
| 2008 | 2,245,300 | 25.836 | 58,010 | 0.51 |
| **Treasury shares bought back as of July 25, 2008** | **11,817,944** | **14.745** | **174,250** | **2.67** |
| Less: | | | | |
| - treasury shares allocated as stock grants | | 1,365,600 | | |
| - treasury shares allocated as stock options | 3,462,525 | | | |
| **Treasury shares held as of July 25, 2008** | **6,989,819** | **18.887** | **132,017** | **1.58** |

On July 25, 2008, the share capital amounted to €441,410,900. On the same day, the number of shares in circulation was 434,421,081.

## INCENTIVE SCHEMES

From 2006, stock grants were replaced by a deferred monetary incentive. The latter, allocated in 2007, may be paid out after a three-year vesting period depending on the achievement of EBITDA annual targets (actual results versus targets) set for the years 2007-2010.

**Stock options**

In accordance with the AGM resolution of April 28, 2008 and at the proposal of the Compensation Committee, the Board of Directors approved the implementation of the 2008 Stock Option Plan. This, in line with previous Saipem incentive plans, is an incentive tool aimed at improving the loyalty of executive managers directly responsible for Group results and/or holding strategic positions. Specifically, the plan provides for the allocation of a total of 1,339,000 stock options, equal to 0.3% of Saipem's share capital, to 93 Group executive managers, including the Deputy Chairman and CEO, the Managing

Director, and the General Manager of Saipem SpA, who have been assigned 131,000, 63,000 and 30,500 options respectively; and the Chairman of Saipem sa, assigned 63,000 options. The stock purchase price, as determined by the criteria set by the Shareholders' Meeting of April 28, 2008, is €25.87. This is calculated as the higher of the official average share price recorded on the Italian Stock Exchange for the month preceding the date of stock option allocation and the average cost of treasury shares held by the company on the day preceding the date of stock option allocation. Assignees bear the full purchase price, as the plan does not provide for any reductions or concessions. A percentage of allocated options will be exercised as determined by the Board of Directors based on the achievement of the TSR performance of the Saipem share versus its six main international competitors by market capitalisation over the three-year vesting period; individual stock allocations range from 1.5 to 4 times gross annual remuneration, depending on managerial category, while options can be exercised three years after allocation – four years for managers resident in France – for a maximum subsequent period of three years. Options are personal and cannot be disposed of or transferred, although, once purchased, stock can be disposed of without restriction.

**Audit Committee**

The Audit Committee, in compliance with the Board resolution of November 9, 2000, fulfils a preparatory, consultative and propositive role regarding the general management of the Company. In compliance with the amendments made to the Code in July 2002, the Committee approved the 'Audit Committee Regulations' on February 25, 2003. In accordance with the Regulations, the Chairman of the Board of Statutory Auditors, or an Auditor appointed by the Chairman takes part in the Committee's activities; meetings can be attended by Saipem's Chairman. The Internal Audit Manager (being the senior manager in charge of the Internal Control System) assists the Audit Committee and carries out duties assigned as part of his/her role. The Internal Audit department, reporting to the Chairman, is responsible for the following: (i) assessing the conformity of accounting and non-accounting criteria and principles, the efficiency of administrative procedures and control systems; (ii) ensuring the implementation and updating of the risk assessment, mapping and classification systems for auditing purposes.

The Audit Committee's responsibilities are: (i) assisting the Board of Directors in the following areas: (a) setting guidelines for the internal control system; (b) periodically checking that it is adequate and operates effectively; (c) ensuring that major risks facing the Company are suitably identified and properly managed; (ii) evaluating, together with the CFO and the External Auditors, the adequacy of accounting principles adopted and their consistency throughout the consolidated financial statements; (iii) assessing together with the External Auditors: (a) accounting principles considered 'critical' for the correct financial and economic representation of Saipem's position; (b) alternative accounting standards provided for by the accounting principles and reviewed with management, the consequences of the application of said alternative standards and related information, as well as the methods preferred by the external auditors; (c) the contents of every relevant written exchange between the external auditors and the Company's management; (d) issues,relating to statutory and consolidated financial statements of major Group companies; (iv) evaluating the work programme prepared by the Internal Audit Manager and receiving

from the latter reports, at least quarterly, on work performed; (v) evaluating issues raised in Internal Audit reports, communications from the Board of Auditors or individual Auditors, reports and the management letter issued by the External Auditors, the annual report issued by the Guarantor of the Internal Code of Practice, inquiries and studies by third parties; (vi) assessing offers received from external auditing firms for the award of the auditing contract, the work programmes submitted and works carried out by said auditing firms, including in terms of their independence; (vii) verifying the independence of the External Auditors; (viii) evaluating requests made by departmental managers to utilise the auditing firm appointed to audit the financial statements for non-audit services and formulating proposals in this regard to the Board of Directors.
The Audit Committee convened four times between January 1, 2008 and June 30, 2008. It took note of the Risk Assessment methodology implemented for the definition of the 2008 Integrated Audit Plan, which it approved; examined the audit programmes issued by the Internal Auditing Department and studied and approved their findings; met with the Chief Financial Officer, the Chairman of the Board of Statutory Auditors and the partners of the External Auditing firm to examine the main issues pertaining to the 2007 financial statements; monitored Company activities related to the implementation of accounting processes necessary to implement the new International Financial Reporting Standards (IFRS); monitored the development of the operating model of the Internal Auditing Department; took note of Company activities relating to Law Decree 231/2001, particularly those activities relating to compliance, training and the analysis of sensitive processes; studied in-depth the model for the risk analysis and risk management of the Saipem Group; analysed, on a three-monthly basis, information regarding reports (including anonymous reports) received by Saipem. The Audit Committee reports to the Board of Directors every six months, providing a detailed account of work carried out and the adequacy of the internal control system.

**Compensation Committee**

The Compensation Committee fulfils a propositive role for the Board of Directors vis-à-vis management incentive systems, the annual remuneration of the Chairman and CEO/Managing Director and the criteria for setting the remuneration of the Group's top management.

During the first half of 2008, the Compensation Committee convened once and carried out the following: reviewed the objectives of the 2008 Group performance and incentive schemes and the results of the 2007 schemes, in view of the allocation of annual and deferred monetary incentives to Group senior managers; proposed the remuneration of the Chairman and the CEO/Managing Director; proposed the 2007 management incentive scheme allocations (stock options, annual and deferred monetary incentives).

# SUBSEQUENT EVENTS

## New contracts

In July 2008, Saipem was awarded additional orders in the Onshore sector amounting to €4.4 billion. The most important contracts won during this period are:
- for Sonatrach, the EPC-type contract for the new Arzew LNG Train, encompassing the engineering, procurement and construction of a gas liquefaction plant, in Arzew, Algeria. This is the first time that Saipem has been named as the main contractor of a large gas liquefaction (LNG) plant, asserting its reputation as an integrated player, capable of managing large and complex turnkey projects in the high tech market of the LNG sector. The project will be carried out in joint venture with Chiyoda;
- for Saudi Aramco, the EPC contract for package No. 1 of the Manifa Central Processing Facilities (CPF) project, which is part of the Manifa Field Development Program to increase the production capacity of the Kingdom of Saudi Arabia. The contract encompasses the engineering, procurement and construction of three gas/oil separation trains, gas dehydration, crude inlet manifolds and the flare gas system.

Saipem has also been awarded additional works related to projects already ongoing in Nigeria for which the Client requested additional activities not originally included in the initial scope of work.

# OUTLOOK

Market conditions in all of the sectors in which the Saipem Group operates are expected to remain favourable for the rest of 2008.
Global spending by the Oil Industry is also expected to remain high in the medium-term, enabling an increase in oil and gas production to meet expected growth in demand.

In light of this positive market scenario, Saipem has set itself the objective of combining rapid growth in order to strengthen its market position with financial results that compare favourably with those of its peers. Following additional initiatives in the Onshore Drilling sector, the purchase of a tanker for conversion into an FPSO vessel and the enhancement of the firing line of the Saipem 7000 to allow the vessel to lay pipelines in depths of up to 3,000 metres, investments in 2008 are expected to amount to approximately €1.9 billion. With regard to financial performance, the devaluation of the US dollar – the currency in which approximately 70% of revenues are denominated – has had a negative impact on results due to the translation into euro of revenues and profits originally denominated in US dollars. Both in terms of contracts in the backlog that have already been hedged and those to be awarded, Saipem's average euro/US dollar exchange rate is now expected, following further devaluation of the US dollar, to 1.46. In 2007 this stood at 1.34 while the estimate at the beginning of the year was 1.41 for 2008. This will negatively impact 2008 revenues by approximately €600 million (versus €400 million estimated at the beginning of the year) and operating profit by approximately €60 million (versus €40 million estimated at the beginning of the year).
This notwithstanding, in view of the strong backlog, management expects revenues in the second half of the year – particularly in the Onshore sector – to be higher than in the first half, leading to overall annual revenues in the region of €10 billion, versus €9.3 billion in 2007. In addition, the positive development of the contracts under execution supports and confirms management's expectations of an improvement of at least 20% in operating income and net profit with respect to the 2007 adjusted figures.

# Reconciliation of reclassified balance sheet, income statement and cash flow statement

## Reclassified balance sheet

| (€ million) | Dec. 31, 2007 | | June 30, 2008 | |
|---|---|---|---|---|
| **Items from reclassified balance sheet** (where not stated otherwise, item comply with statutory scheme) | Partial amounts from statutory scheme | Amounts from reclassified scheme | Partial amounts from statutory scheme | Amounts from reclassified scheme |
| A) Net tangible assets | | 3,562 | | 4,291 |
| *Note 8 - Property, plant and equipment* | 3,562 | | 4,291 | |
| B) Net intangible assets | | 750 | | 750 |
| *Note 9 - Intangible assets* | 750 | | 750 | |
| C) Investments | | 47 | | 35 |
| *Note 10 - Investments accounted for using the equity method* | 35 | | 28 | |
| *Note 11 - Other investments* | 13 | | 7 | |
| *Recl. from E) - Provision for investments losses* | (1) | | - | |
| D) Working capital | | (219) | | (269) |
| *Note 3 - Trade and other receivables* | 3,333 | | 3,117 | |
| *Recl. to I) - Financing receivables held for non-operating purposes* | (58) | | (113) | |
| *Note 4 - Inventories* | 998 | | 1,423 | |
| *Note 5 - Current tax assets* | 43 | | 29 | |
| *Note 6 - Other current tax assets* | 228 | | 252 | |
| *Note 7 - Other assets* | 272 | | 278 | |
| *Note 12 - Other financial assets* | 8 | | 14 | |
| *Recl. to I) - Financing receivables held for non-operating purposes* | (7) | | (13) | |
| *Note 13 - Deferred tax assets* | 61 | | 59 | |
| *Note 14 - Other non-current assets* | 10 | | 11 | |
| *Note 16 - Trade and other payables* | (4,681) | | (4,813) | |
| *Note 17 - Income tax payables* | (163) | | (231) | |
| *Note 18 - Other tax payables* | (73) | | (62) | |
| *Note 19 - Other current liabilities* | (136) | | (154) | |
| *Note 23 - Deferred tax liabilities* | (52) | | (66) | |
| *Note 24 - Other non-current liabilities* | (2) | | - | |
| E) Provisions | | (183) | | (187) |
| *Note 21 - Provisions* | (184) | | (187) | |
| *Recl. to C) - Provisions for investments losses* | 1 | | - | |
| Net assets held for sale | | 203 | | 80 |
| F) Provision for employee benefits | | (167) | | (172) |
| *Note 22 - Provision for employee benefits* | (167) | | (172) | |
| **CAPITAL EMPLOYED NET** | | 3,993 | | 4,258 |
| G) Net equity | | 2,295 | | 2,599 |
| *Note 26 - Saipem shareholders' equity* | 2,295 | | 2,599 | |
| H) Minority interest | | 4 | | 6 |
| *Note 25 - Minority interest* | 4 | | 6 | |
| I) Net borrowings | | 1,694 | | 1,923 |
| *Note 1 - Cash and cash equivalents* | (2,170) | | (2,081) | |
| *Note 2 - Other financial assets held for trading or for sale* | - | | - | |
| *Note 15 - Short-term financial liabilities* | 3,033 | | 3,198 | |
| *Note 20 - Long-term debt* | 891 | | 927 | |
| *Note 20 - Current portion of long-term debt* | 5 | | 5 | |
| *Recl. from D) - Financing receivables held for non-operating purpose (Note 3)* | (58) | | (113) | |
| *Recl. from D) - Financing receivables held for non-operating purpose (Note 12)* | (7) | | (13) | |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | 3,993 | | 4,258 |

**Reclassified income statement**

The only items of the reclassified income statement which differ from the statutory scheme are those stated hereafter:

- revenues related to reimbursements for non-core business services, insurance claims and costs paid by the Client which feature under the statutory scheme as 'other income and revenues' have been recorded as reductions of the corresponding cost items in the reclassified income statement;
- the items 'financial income' and 'financial expenses', which are indicated separately under the statutory scheme, are stated under the item 'finance (expense) income' in the reclassified income statement;
- items 'effect of accounting for using the equity method' and 'other income (expenses) from investments' which are indicated separately under the statutory scheme, are stated under the item 'net income from investments' in the reclassified income statement.

All other items are unchanged.

**Reclassified cash flow statement**

The reclassified cash flow statement differs from the statutory cash flow statement in the following item:

- the items 'short-term financial receivables' and 'collection and transfer of short-term receivables' stated separately under 'cash flow from investments' in the statutory scheme, are stated under the item 'borrowings (repayment) of debt related to financing activities' in the reclassified cash flow statement.

All other items are unchanged.


Eni
Saipem

# Condensed Consolidated Interim Financial Statements

## Consolidated balance sheet

(€ million)

| June 30, 2007 | | Note (*) | Dec. 31, 2007 | of which with related parties | June 30, 2008 | of which with related parties |
|---|---|---|---|---|---|---|
| | **ASSETS** | | | | | |
| | **Current assets** | | | | | |
| 1,540 | Cash and cash equivalents | (1) | 2,170 | 1,409 | 2,081 | 1,612 |
| - | Other financial assets held for trading or available for sale | (2) | - | | - | |
| 3,251 | Trade and other receivables | (3) | 3,333 | 822 | 3,117 | 647 |
| 1,159 | Inventories | (4) | 998 | 4 | 1,423 | 3 |
| 262 | Current tax assets | (5) | 43 | | 29 | |
| - | Other current tax assets | (6) | 228 | | 252 | |
| 141 | Other current assets | (7) | 272 | 90 | 278 | 113 |
| **6,353** | **Total current assets** | | **7,044** | | **7,180** | |
| | **Non-current assets** | | | | | |
| 2,650 | Property, plant and equipment | (8) | 3,562 | | 4,291 | |
| 805 | Intangible assets | (9) | 750 | | 750 | |
| 137 | Investments accounted for using the equity method | (10) | 35 | | 28 | |
| 6 | Other investments | (11) | 13 | | 7 | |
| 13 | Other financial assets | (12) | 8 | 8 | 14 | 13 |
| 37 | Deferred tax assets | (13) | 61 | | 59 | |
| 32 | Other non-current assets | (14) | 10 | 3 | 11 | - |
| **3,680** | **Total non-current assets** | | **4,439** | | **5,160** | |
| 356 | Assets classified as held for sale | (44) | 203 | | 80 | |
| **10,389** | **TOTAL ASSETS** | | **11,686** | | **12,420** | |
| | **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| | **Current liabilities** | | | | | |
| 2,335 | Short-term debt | (15) | 3,033 | 2,660 | 3,198 | 2,858 |
| 37 | Current portion of long-term debt | (20) | 5 | - | 5 | 3 |
| 4,607 | Trade and other payables | (16) | 4,681 | 248 | 4,813 | 273 |
| 184 | Income tax payables | (17) | 163 | | 231 | |
| - | Other current tax payables | (18) | 73 | | 62 | |
| 68 | Other current liabilities | (19) | 136 | 96 | 154 | 111 |
| **7,231** | **Total current liabilities** | | **8,091** | | **8,463** | |
| | **Non-current liabilities** | | | | | |
| 822 | Long-term debt | (20) | 891 | 400 | 927 | 436 |
| 157 | Provisions | (21) | 184 | | 187 | |
| 153 | Provision for employee benefits | (22) | 167 | | 172 | |
| 53 | Deferred tax liabilities | (23) | 52 | | 66 | |
| - | Other non-current liabilities | (24) | 2 | | - | |
| **1,185** | **Total non-current liabilities** | | **1,296** | | **1,352** | |
| 228 | Liabilities directly associated with assets classified as held for sale | | - | | - | |
| **8,644** | **TOTAL LIABILITIES** | | **9,387** | | **9,815** | |
| | **SHAREHOLDERS' EQUITY** | | | | | |
| 5 | Minority interest | (25) | 4 | | 6 | |
| 1,740 | Saipem shareholders' equity: | (26) | 2,295 | | 2,599 | |
| 441 | - share capital | (27) | 441 | | 441 | |
| 55 | - share premium reserve | (28) | 55 | | 55 | |
| 188 | - other reserves | (29) | 128 | | 168 | |
| 862 | - retained earnings | | 873 | | 1,525 | |
| 268 | - net profit for the period | | 875 | | 501 | |
| (74) | Treasury shares | (30) | (77) | | (91) | |
| **1,745** | **Total shareholders' equity** | | **2,299** | | **2,605** | |
| **10,389** | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **11,686** | | **12,420** | |

(*) The notes constitute an integral part of the condensed consolidated interim financial statements.

## Consolidated income statement

(€ million)

| Year 2007 | | Note (*) | First half 2007 | of which with related parties | First half 2008 | of which with related parties |
|---|---|---|---|---|---|---|
| | **REVENUES** | | | | | |
| 9,530 | Net sales from operations | (32) | 4,735 | 475 | 4,619 | 494 |
| 66 | Other income and revenues | (33) | 5 | 3 | 14 | 4 |
| **9,596** | **Total revenues** | | **4,740** | | **4,633** | |
| | **OPERATING EXPENSES** | | | | | |
| (7,078) | Purchases, services and other | (34) | (3,523) | (36) | (3,308) | (35) |
| (1,370) | Payroll and related costs | (35) | (669) | | (673) | |
| (281) | Depreciation, amortisation and impairment | (36) | (139) | | (163) | |
| **(8,729)** | **Total operating expenses** | | **(4,331)** | | **(4,144)** | |
| **867** | **OPERATING PROFIT** | | **409** | | **489** | |
| | **Finance income (expense)** | | | | | |
| 834 | Finance income | | 406 | 47 | 586 | 132 |
| (939) | Finance expense | | (463) | (95) | (635) | (169) |
| **(105)** | **Total finance income (expense)** | (37) | **(57)** | | **(49)** | |
| | **Income (expense) from investments** | | | | | |
| 56 | Share of profit (loss) of investments accounted for using the equity method | | 25 | | 7 | |
| 305 | Other gain (loss) from investments | | 3 | | 188 | |
| **361** | **Total income from investments** | (38) | **28** | | **195** | |
| **1,123** | **PROFIT BEFORE INCOME TAXES** | | **380** | | **635** | |
| (245) | Income taxes | (39) | (111) | | (131) | |
| **878** | **NET PROFIT** | | **269** | | **504** | |
| | Attributable to: | | | | | |
| 875 | - Saipem | | 268 | | 501 | |
| 3 | - minority interest | (40) | 1 | | 3 | |
| | **Earnings per share attributable to Saipem** (€ per share) | | | | | |
| 2.00 | Basic | (41) | 0.62 | | 1.16 | |
| 1.98 | Diluted | (41) | 0.61 | | 1.14 | |

(*) The notes constitute an integral part of the condensed consolidated interim financial statements.

## Consolidated statement of changes in shareholders' equity

| | Saipem shareholders' equity | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (€ million) | Share capital | Share premium reserve | Other reserves | Legal reserve | Reserve for treasury shares | Cash flow hedge reserve | Cumulative currency translation differences | Retained earnings | Net profit for the period | Treasury shares | Total | Minority interest | Total shareholders' equity |
| **Balance at December 31, 2006** | 441 | 55 | 7 | 65 | 16 | 67 | (13) | 632 | 384 | (73) | 1,581 | 4 | 1,585 |
| **Net profit for the first half of 2007** | - | - | - | - | - | - | - | - | 268 | - | 268 | 1 | 269 |
| **Gains (losses) recognised directly in equity** | | | | | | | | | | | | | |
| Change in the fair value of cash flow hedging derivatives net of tax | - | - | - | - | - | 20 | - | - | - | - | 20 | - | 20 |
| Foreign currency translation differences | - | - | - | - | - | - | (5) | - | - | - | (5) | - | (5) |
| **Total** | - | - | - | - | - | 20 | (5) | - | - | - | 15 | - | 15 |
| **Transactions with shareholders** | | | | | | | | | | | | | |
| Dividend distribution | - | - | - | - | - | - | - | - | (126) | - | (126) | - | (126) |
| Retained earnings and transfer to legal reserve | - | - | - | 7 | - | - | - | 251 | (258) | - | - | - | - |
| Treasury shares repurchased | - | - | - | - | 24 | - | - | (24) | - | (1) | (1) | - | (1) |
| **Other changes in shareholders' equity** | | | | | | | | | | | | | |
| Cost related to stock options/grants | - | - | - | - | - | - | - | 3 | - | - | 3 | - | 3 |
| **Total** | - | - | - | 7 | 24 | - | - | 230 | (384) | (1) | (124) | - | (124) |
| **Balance at June 30, 2007** | 441 | 55 | 7 | 72 | 40 | 87 | (18) | 862 | 268 | (74) | 1,740 | 5 | 1,745 |
| **Net profit for the second half of 2007** | - | - | - | - | - | - | - | - | 607 | - | 607 | 2 | 609 |
| **Gains (losses) recognised directly in equity** | | | | | | | | | | | | | |
| Change in the fair value of cash flow hedging derivatives net of tax | - | - | - | - | - | 21 | - | - | - | - | 21 | - | 21 |
| Investments carried at fair value | - | - | - | - | - | - | - | 6 | - | - | 6 | - | 6 |
| Foreign currency translation differences | - | - | - | - | - | - | (60) | - | - | - | (60) | - | (60) |
| **Total** | - | - | - | - | - | 21 | (60) | 6 | - | - | (33) | - | (33) |
| **Transactions with shareholders** | | | | | | | | | | | | | |
| Treasury shares repurchased | - | - | - | - | (6) | - | - | 6 | - | (3) | (3) | - | (3) |
| **Other changes in shareholders' equity** | | | | | | | | | | | | | |
| Cost related to stock options/grants | - | - | - | - | - | - | - | (5) | - | - | (5) | - | (5) |
| Currency translation differences deriving from the distribution of dividends and other changes | - | - | - | - | - | - | (15) | 4 | - | - | (11) | (3) | (14) |
| **Total** | - | - | - | - | (6) | - | (15) | 5 | - | (3) | (19) | (3) | (22) |
| **Balance at December 31, 2007** | 441 | 55 | 7 | 72 | 34 | 108 | (93) | 873 | 875 | (77) | 2,295 | 4 | 2,299 |

## Consolidated statement of changes in shareholders' equity *cont'd*

| | Saipem shareholders' equity | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (€ million) | Share capital | Share premium reserve | Other reserves | Legal reserve | Reserve for treasury shares | Cash flow hedge reserve | Cumulative currency translation differences | Retained earnings | Net profit for the period | Treasury shares | Total | Minority interest | Total shareholders' equity |
| **Balance at December 31, 2007** | 441 | 55 | 7 | 72 | 34 | 108 | (93) | 873 | 875 | (77) | 2,295 | 4 | 2,299 |
| **Net profit for the first half of 2008** | - | - | - | - | - | - | - | - | 501 | | 501 | 3 | 504 |
| **Gains (losses) recognised directly in equity** | | | | | | | | | | | | | |
| Change in the fair value of cash flow hedging derivatives net of tax | - | - | - | - | - | 35 | - | - | - | - | 35 | - | 35 |
| Investments carried at fair value | - | - | - | - | - | - | - | (6) | - | - | (6) | - | (6) |
| Foreign currency translation differences | - | - | - | - | - | - | (32) | - | - | - | (32) | (1) | (33) |
| **Total** | - | - | - | - | - | 35 | (32) | (6) | - | - | (3) | (1) | (4) |
| **Transactions with shareholders** | | | | | | | | | | | | | |
| Dividend distribution | - | - | - | - | - | - | - | - | (192) | - | (192) | - | (192) |
| Retained earnings and transfer to legal reserve | - | - | - | 15 | - | - | - | 668 | (683) | - | - | - | - |
| Treasury shares repurchased | - | - | - | - | 24 | - | - | (24) | - | (14) | (14) | - | (14) |
| **Other changes in shareholders' equity** | | | | | | | | | | | | | |
| Cost related to stock options/grants | - | - | - | - | - | - | - | 4 | - | - | 4 | - | 4 |
| Currency translation differences deriving from the distribution of dividends and other changes | - | - | - | - | - | - | (2) | 10 | - | - | 8 | - | 8 |
| **Total** | - | - | - | 15 | 24 | - | (2) | 658 | (875) | (14) | (194) | - | (194) |
| **Balance at June 30, 2008** (Note 26) (*) | 441 | 55 | 7 | 87 | 58 | 143 | (127) | 1,525 | 501 | (91) | 2,599 | 6 | 2,605 |

(*) The notes constitute an integral part of the condensed consolidated interim financial statements.

# Consolidated cash flow statement

| (€ million) | First half 2007 | | First half 2008 | |
|---|---|---|---|---|
| Net profit for the period | 268 | | 501 | |
| Minority interest | 1 | | 3 | |
| Depreciation and amortisation | 139 | | 163 | |
| Impairments (write-ups) | (15) | | - | |
| Net change in provisions | (12) | | (3) | |
| Net change in the provision for employee benefits | (5) | | 5 | |
| Losses (recoveries) on financing receivables | (1) | | (10) | |
| Losses (gains) and impairment losses/reversals receivables from disinvesting activities | (1) | | - | |
| Losses (gains) on the sale of consolidated investments | - | | 4 | |
| Losses (gains) on investments accounted for using the equity method | - | | (8) | |
| Gain on disposal of assets, net | - | | (188) | |
| Dividend income | (4) | | (1) | |
| Interest income | (19) | | (59) | |
| Interest expense | 32 | | 86 | |
| Unrealised exchange (gains) losses | 11 | | 25 | |
| Current and deferred income taxes | 111 | | 131 | |
| *Cash generated from operating profit before changes in working capital* | | 505 | | 649 |
| (Increase) decrease: | | | | |
| - inventories | (106) | | (425) | |
| - trade and other receivables | 54 | | 246 | |
| - other assets | 30 | | (17) | |
| - trade and other payables | 172 | | 132 | |
| - other liabilities | (35) | | 75 | |
| *Cash from operations* | | 620 | | 660 |
| Dividends received | 43 | | 24 | |
| Interest received | 26 | | 59 | |
| Interest paid | (31) | | (86) | |
| Income taxes paid | (195) | | (8) | |
| Income tax refunds and credits | 21 | | - | |
| Realised exchange gains or losses on dividends | (1) | | (4) | |
| **Net cash provided by operating activities** | | **483** | | **645** |
| *- of which with related parties* | 292 | | 626 | |
| Investing activities: | | | | |
| - intangible assets | (2) | | (4) | |
| - tangible assets | (519) | | (974) | |
| - short-term financing receivables | (6) | | - | |
| - long-term financing receivables | (43) | | - | |
| - investments | - | | (1) | |
| *Cash flow from investing activities* | | (570) | | (979) |
| Disposals: | | | | |
| - tangible assets | 4 | | 46 | |
| - collection and transfer of short-term financing receivables and other short-term financial assets | 30 | | - | |
| - investments | - | | 282 | |
| - other changes relating to disposals | - | | (5) | |
| *Cash flow from disposals* | | 34 | | 323 |
| **Net cash used in investing activities** | | **(536)** | | **(656)** |
| *- of which with related parties* | - | | - | |

## ☐ Consolidated cash flow statement *cont'd*

| (€ million) | **First half 2007** | | **First half 2008** | |
|---|---|---|---|---|
| Net repurchase of treasury shares | (6) | | (14) | |
| Proceeds from short-term finance debt | 378 | | (61) | |
| Proceeds from long-term finance debt | 18 | | 36 | |
| Repayments of short-term finance debt | (60) | | - | |
| Repayments of long-term finance debt | (32) | | - | |
| Increase (decrease) in short-term finance debt | 102 | | 165 | |
| Dividends paid | (126) | | (192) | |
| Return of capital to minority interest | - | | (1) | |
| **Net cash used in financing activities** | | **274** | | **(67)** |
| *- of which with related parties* | *(434)* | | 232 | |
| Currency translation differences relating to cash and cash equivalents | | 4 | | (5) |
| Effect of changes in the consolidation area and other changes | | (7) | | (6) |
| **Net cash flow for the period** | | **218** | | **(89)** |
| **Cash and cash equivalents - beginning of the period** | | **1,322** | | **2,170** |
| **Cash and cash equivalents - end of the period** | | **1,540** | | **2,081** |

# Basis of presentation

The Condensed Consolidated Interim Financial Statements of Saipem have been prepared in accordance with IAS 34 'Interim Financial Reporting'. This report includes a complete set of financial statements and selected explanatory notes. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the same principles of consolidation and evaluation criteria described in the Annual Report 2007.
Income taxes were calculated based on the estimated taxable profit. Tax payables and receivables were measured at the amount expected to be paid to/recovered from tax authorities, applying tax laws that have been enacted or substantively enacted at the end of the period and using tax rates estimated on an annual basis.
Consolidated companies, non-consolidated subsidiaries, associates and relevant shareholdings as set forth in Article 126 of Consob Resolution 11971 of May 14, 1999 and subsequent addenda, are indicated in the section 'Consolidation area'. This section also shows the changes in the consolidation area during the period.
The Condensed Consolidated Interim Financial Statements at June 30, 2008, were approved by Saipem's Board of Directors on July 29, 2008 and a limited review has been carried out by the independent auditor PricewaterhouseCoopers SpA (PwC). A limited review is substantially less in scope than an audit performed in accordance with generally accepted auditing standards.
Data relating to the first half of 2007 has been restated for comparative purposes.

## Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted into euro applying: (i) period-end exchange rates to assets and liabilities; (ii) historical exchange rates to equity accounts; and (iii) average rates for the period to the income statement (source: Bank of Italy).
Exchange rate differences deriving from the application of different exchange rates for assets and liabilities, shareholders' equity and income statement are recognised in equity under the item 'Cumulative currency translation differences' for the portion relating to the Group's interests and under the item 'Minority interest' for the portion related to minority shareholders. Upon the disposal of the investments or repayment of the capital employed, the reserve is taken to the income statement.
The financial statements translated into euros are those denominated in the functional currency, i.e. the local currency or the currency in which most financial transactions and assets and liabilities are denominated.

The exchange rates applied for the translation of financial statements in foreign currencies are as follows:

| Currency | Exchange rate at Dec. 31, 2007 | Exchange rate at June 30, 2008 | 2008 average exchange rate |
|---|---|---|---|
| US Dollar | 1.4721 | 1.5764 | 1.53042 |
| British Pound Sterling | 0.73335 | 0.79225 | 0.775206 |
| Algerian Dinar | 98.2547 | 98.4846 | 99.7212 |
| Angolan Kwanza | 110.43 | 118.219 | 114.809 |
| Argentine Peso | 4.63693 | 4.76603 | 4.80057 |
| Australian Dollar | 1.6757 | 1.6371 | 1.6546 |
| Azerbaijan Manat | 1.24451 | 1.28621 | 1.27514 |
| Brazilian Real | 2.61078 | 2.5112 | 2.59459 |
| Canadian Dollar | 1.4449 | 1.5942 | 1.54013 |
| Central African CFA Franc | 655.957 | 870.173 | 842.523 |
| Croatian Kuna | 7.3308 | 7.2365 | 7.27016 |
| Danish Krone | 7.4583 | 7.4579 | 7.4579 |
| Dominican Peso | 49.6969 | 53.9759 | 51.9504 |
| Egyptian Pound | 8.13006 | 8.41127 | 8.31824 |
| Indian Rupee | 58.021 | 67.7974 | 62.39 |
| Indonesian Rupee | 13,826.7 | 14,550.2 | 14,165.9 |
| Kazakhstan Tenge | 177.307 | 190.36 | 184.47 |
| Malaysian Ringgit | 4.8682 | 5.1509 | 4.92585 |
| Mexican Peso | 16.0547 | 16.2298 | 16.2399 |
| Nigerian Naira | 174.37 | 185.728 | 179.93 |
| Norwegian Kroner | 7.958 | 8.009 | 7.94907 |
| Peruvian New Sol | 4.40894 | 4.67041 | 4.35986 |
| Qatar Riyal | 5.35894 | 5.73847 | 5.56961 |
| Romanian New Leu | 3.6077 | 3.6415 | 3.67011 |
| Russian Rouble | 35.986 | 36.9477 | 36.615 |
| Saudi Arabian Riyal | 5.52096 | 5.91122 | 5.73919 |
| Singaporean Dollar | 2.1163 | 2.1446 | 2.12281 |
| Swiss Franc | 1.6547 | 1.6056 | 1.60648 |
| UAE Dirham | 5.40656 | 5.79028 | 5.6224 |
| Venezuela Bolivar | 3,161.04 | 3,385 | 3,286.27 |

## Use of accounting estimates

For a description of the accounting estimates used see the Annual Report 2007.

# Consolidation area at June 30, 2008

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| **CONSOLIDATING COMPANY** | | | | | | | |
| **Saipem SpA** | San Donato Milanese | EUR | 441,410,900 | Eni Corporate SpA<br>Saipem SpA<br>Third parties | 42.91<br>1.34<br>55.75 | | |
| **CONTROLLED COMPANIES** | | | | | | | |
| ITALY | | | | | | | |
| **Consorzio Sapro** | San Giovanni Teatino | EUR | 10,329 | Saipem SpA<br>Third parties | 51.00<br>49.00 | | Co. |
| **Ecos Group Srl** | Rome | EUR | 10,400 | Snamprogetti SpA | 100.00 | | E.M. |
| **Intermare Sarda SpA** | Tortolì | EUR | 6,708,000 | Saipem SpA | 100.00 | 100.00 | F.C. |
| **Saipem Energy Italia SpA** | Venezia | EUR | 120,000 | Saipem Energy Services SpA | 100.00 | 100.00 | F.C. |
| **Saipem Energy Services SpA** | San Donato Milanese | EUR | 9,020,216 | Saipem SpA | 100.00 | 100.00 | F.C. |
| **Saipem Projects SpA** | San Donato Milanese | EUR | 216,500,000 | Saipem SpA | 100.00 | 100.00 | F.C. |
| **Snamprogetti SpA** | San Donato Milanese | EUR | 103,200,000 | Saipem Projects SpA | 100.00 | 100.00 | F.C. |
| **Snamprogetti Sud SpA** | Vibo Valentia | EUR | 5,000,040 | Snamprogetti SpA | 100.00 | 100.00 | F.C. |
| ABROAD | | | | | | | |
| **Andromeda Consultoria Tecnica e Rapresentações Ltda** | Rio de Janeiro (Brazil) | BRL | 322,350,000 | Snamprogetti SpA<br>Snamprogetti Netherlands BV | 99.00<br>1.00 | 100.00 | F.C. |
| **Bannorsud - Comercio, Serviçõs de Consultoria e Investimentos Lda** | Funchal (Portugal) | EUR | 5,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 99.99<br>0.01 | | E.M. |
| **Boscongo sa** | Pointe Noire (Congo) | XAF | 200,000,000 | Saipem sa<br>Third parties | 99.99<br>0.01 | 100.00 | F.C. |
| **BOS Investment Ltd** | London (United Kingdom) | GBP | 5,000,000 | Saipem sa | 100.00 | 100.00 | F.C. |
| **BOS-UIE Ltd** | London (United Kingdom) | GBP | 3,300,000 | BOS Investment Ltd | 100.00 | 100.00 | F.C. |
| **Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda** | Funchal (Portugal) | EUR | 5,000 | Saipem sa | 100.00 | 100.00 | F.C. |
| **Entreprise Nouvelle Marcellin sa** | Marseille (France) | EUR | 1,018,700 | Saipem sa | 100.00 | 100.00 | F.C. |
| **ER SAI Caspian Contractor Llc** | Almaty (Kazakhstan) | KZT | 1,105,930,000 | Saipem International BV<br>Third parties | 50.00<br>50.00 | 50.00 | F.C. |
| **ERS - Equipment Rental & Services BV** | Amsterdam (Netherlands) | EUR | 90,760 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **European Maritime Commerce BV** | Amsterdam (Netherlands) | EUR | 18,000 | ERS - Equipment Rental & Services BV | 100.00 | 100.00 | F.C. |
| **European Marine Contractors Ltd** | London (United Kingdom) | GBP | 1,000,000 | European Marine Investments Ltd<br>Saipem UK Ltd | 50.00<br>50.00 | 100.00 | F.C. |
| **European Marine Investments Ltd** | London (United Kingdom) | USD | 20,000,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Frigstad Discoverer Invest Ltd** | British Virgin Islands (United Kingdom) | USD | 215,000 | Saipem SpA | 100.00 | 100.00 | F.C. |
| **Frigstad Discoverer Invest (S) Pte Ltd** | Singapore (Singapore) | USD | 2 | Frigstad Discoverer Invest Ltd | 100.00 | 100.00 | F.C. |
| **Global Petroprojects Services AG** | Zurich (Switzerland) | CHF | 5,000,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Guangdong Contractor Snc** | Montigny le Bretonneux (France) | EUR | 1,000 | Entreprise Nouvelle Marcellin sa<br>Third parties | 60.00<br>40.00 | 60.00 | P.C. |

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| Hazira Cryogenic Engineering & Construction Management Private Ltd | Mumbai (India) | INR | 100,000 | Services et Equipements Gaziers et Petroliers sa<br>Third parties | 55.00<br>45.00 | 55.00 | E.M. |
| Hazira Marine Engineering & Construction Management Private Ltd | Mumbai (India) | INR | 100,000 | Saipem sa<br>Sofresid sa | 99.99<br>0.01 | 100.00 | E.M. |
| Katran-K Llc | Krasnodar (Russian Federation) | RUB | 1,603,800 | Saipem International BV | 100.00 | 100.00 | F.C. |
| Moss Arctic Offshore AS | Lysaker (Norway) | NOK | 100,000 | Moss Maritime AS | 100.00 | 100.00 | F.C. |
| Moss Maritime AS | Lysaker (Norway) | NOK | 40,000,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| Moss Maritime Inc | Houston (USA) | USD | 145,000 | Moss Maritime AS | 100.00 | 100.00 | F.C. |
| Moss Offshore AS | Lysaker (Norway) | NOK | 20,000,000 | Moss Maritime AS | 100.00 | 100.00 | F.C. |
| Nigerian Services & Supply Co Ltd | Lagos (Nigeria) | NGN | 40,000,000 | Saipem sa | 100.00 | | E.M. |
| North Caspian Service Co Llp | Almaty (Kazakhstan) | KZT | 1,910,000,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| Petrex SA | Iquitos (Peru) | PEN | 100,719,045 | Saipem International BV | 100.00 | 100.00 | F.C. |
| Petromar Lda | Luanda (Angola) | USD | 357,143 | Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda<br>Third parties | 70.00<br>30.00 | 70.00 | F.C. |
| PT Saipem Indonesia | Jakarta (Indonesia) | USD | 30,290,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| Sagio - Companhia Angolana de Gestão de Instalações Offshore Lda | Luanda (Angola) | AOA | 1,600,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 60.00<br>40.00 | | E.M. |
| Saibos Akogep Snc | Montigny le Bretonneux (France) | EUR | 39,000 | Saipem sa<br>Third parties | 70.00<br>30.00 | 70.00 | P.C. |
| Saibos Construções Maritimas Lda | Funchal (Portugal) | EUR | 27,551,052 | Saipem sa | 100.00 | 100.00 | F.C. |
| Saigut SA de Cv | Ensenada (Mexico) | MXN | 90,050,000 | Saimexicana SA de Cv | 100.00 | 100.00 | F.C. |
| Saimexicana SA de Cv | Mexico City (Mexico) | MXN | 50,000 | Saipem sa | 100.00 | 100.00 | F.C. |
| Saipem (Beijing) Technical Services Co Ltd | Beijing (China) | USD | 250,000 | Saipem International BV | 100.00 | 100.00 | E.M. |
| Saipem (Malaysia) Sdn Bhd | Kuala Lumpur (Malaysia) | MYR | 1,033,500 | Saipem International BV<br>Third parties | 41.94<br>58.06 | 100.00 | F.C. |
| Saipem (Nigeria) Ltd | Lagos (Nigeria) | NGN | 259,200,000 | Saipem International BV<br>Third parties | 89.41<br>10.59 | 89.41 | F.C. |
| Saipem (Portugal) Comércio Marítimo Lda | Funchal (Portugal) | EUR | 299,278,738 | Saipem (Portugal) - Gestão de Participações SGPS SA | 100.00 | 100.00 | F.C. |
| Saipem (Portugal) - Gestão de Participações SGPS SA | Funchal (Portugal) | EUR | 49,900,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| Saipem America Inc | Wilmington (USA) | USD | 50,000,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| Saipem Argentina Samic y F. (**)(***) | Buenos Aires (Argentina) | ARS | 444,500 | Saipem International BV<br>Third parties | 99.58<br>0.42 | | E.M. |

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the period.

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| **Saipem Asia Sdn Bhd** | Kuala Lumpur (Malaysia) | MYR | 8,116,500 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Saipem Australia Pty Ltd (***)** | Sydney (Australia) | AUD | 10,661,000 | Saipem International BV | 100.00 | | E.M. |
| **Saipem Contracting (Nigeria) Ltd** | Lagos (Nigeria) | NGN | 827,000,000 | Saipem International BV<br>Third parties | 97.94<br>2.06 | 97.94 | F.C. |
| **Saipem Contracting Algerie SpA** | Hassi Messaoud (Algeria) | DZD | 1,556,435,000 | Sofresid sa | 100.00 | 100.00 | F.C. |
| **Saipem do Brasil Serviçõs de Petroleo Ltda** | Rio de Janeiro (Brazil) | BRL | 14,719,299 | Saipem Energy Services SpA | 100.00 | 100.00 | F.C. |
| **Saipem Engineering Nigeria Ltd (***)** | Lagos (Nigeria) | NGN | 72,000,000 | Saipem International BV<br>Third parties | 98.96<br>1.04 | | E.M. |
| **Saipem Holding France sas** | Montigny le Bretonneux (France) | EUR | 40,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Saipem India Project Ltd** | Chennai (India) | INR | 47,000,000 | Saipem sa | 100.00 | 100.00 | F.C. |
| **Saipem International BV** | Amsterdam (Netherlands) | EUR | 172,444,000 | Saipem SpA | 100.00 | 100.00 | F.C. |
| **Saipem Logistics Services Ltd** | Lagos (Nigeria) | NGN | 55,000,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Saipem Luxembourg SA** | Luxembourg (Luxembourg) | EUR | 31,002 | Saipem (Portugal) - Gestão de Participações SGPS SA | 100.00 | 100.00 | F.C. |
| **Saipem Mediterranean Services Llc** | Rijeka (Croatia) | HRK | 1,500,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Saipem Misr for Petroleum Services (S.A.E.)** | Port Said (Egypt) | EUR | 2,000,000 | Saipem International BV<br>ERS - Equipment Rental & Services BV<br>European Maritime Commerce BV | 99.92<br>0.04<br>0.04 | 100.00 | F.C. |
| **Saipem Perfurações e Construções Petrolíferas Lda** | Funchal (Portugal) | EUR | 224,459 | Saipem (Portugal) - Gestão de Participações SGPS SA | 100.00 | 100.00 | F.C. |
| **Saipem sa** | Montigny le Bretonneux (France) | EUR | 26,488,695 | Saipem SpA | 100.00 | 100.00 | F.C. |
| **Saipem Services México SA de Cv** | Mexico City (Mexico) | MXN | 50,000 | Saimexicana SA de Cv | 100.00 | 100.00 | F.C. |
| **Saipem Services SA** | Bruxelles (Belgium) | EUR | 61,500 | Saipem International BV<br>ERS - Equipment Rental & Services BV | 99.98<br>0.02 | 100.00 | F.C. |
| **Saipem Singapore Pte Ltd** | Singapore (Singapore) | SGD | 25,000 | Saipem sa | 100.00 | 100.00 | F.C. |
| **Saipem UK Ltd** | New Malden (United Kingdom) | GBP | 6,470,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Saipem Ukraine Llc** | Kiev (Ukraine) | EUR | 106,061 | Saipem International BV<br>Saipem Luxembourg SA | 99.00<br>1.00 | 100.00 | E.M. |
| **Saipem Venezuela SA** | Caracas (Venezuela) | VEB | 20,000,000 | Saipem sa<br>Third parties | 99.95<br>0.05 | | Co. |
| **Saipon snc** | Montigny le Bretonneux (France) | EUR | 20,000 | Saipem sa<br>Third parties | 60.00<br>40.00 | | E.M. |
| **SAIR Construções Mecanicas de Estruturas Maritimas Lda** | Funchal (Portugal) | EUR | 5,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 86.00<br>14.00 | | E.M. |
| **SAS Port de Tanger** | Montigny le Bretonneux (France) | EUR | 37,000 | Saipem sa | 100.00 | 100.00 | F.C. |
| **Saudi Arabian Saipem Ltd** | Al-Khobar (Saudi Arabia) | SAR | 5,000,000 | Saipem International BV<br>Third parties | 60.00<br>40.00 | 100.00 | F.C. |
| **Services et Equipements Gaziers et Petroliers sa** | Donges (France) | EUR | 38,125 | Saipem sa<br>Third parties | 99.76<br>0.24 | 100.00 | F.C. |

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(***) Inactive throughout the period.

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| **Shipping and Maritime Services Ltd (***)** | Lagos (Nigeria) | NGN | 13,000,000 | ERS - Equipment Rental & Services BV | 100.00 | | E.M. |
| **Sigurd Rück AG** | Zurich (Switzerland) | CHF | 100,000 | Saipem International BV | 100.00 | 100.00 | E.M. |
| **Snamprogetti Africa (Nigeria) Ltd (***)** | Lagos (Nigeria) | NGN | 5,000,000 | Snamprogetti Netherlands BV<br>Snamprogetti Management Services SA | 99.00<br>1.00 | | E.M. |
| **Snamprogetti Canada Inc** | Montreal (Canada) | CAD | 100,100 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Snamprogetti Engineering BV** | Amsterdam (Netherlands) | EUR | 18,151 | Snamprogetti Netherlands BV | 100.00 | | F.C. |
| **Snamprogetti France sarl** | Paris (France) | EUR | 22.867 | Snamprogetti Netherlands BV | 100.00 | 100.00 | F.C. |
| **Snamprogetti Ltd** | Basingstoke (United Kingdom) | GBP | 15,000,000 | Snamprogetti Netherlands BV | 100.00 | 100.00 | F.C. |
| **Snamprogetti Lummus Gas Ltd** | Sliema (Malta) | EUR | 50,000 | Snamprogetti Netherlands BV<br>Third parties | 99.00<br>1.00 | 99.00 | F.C. |
| **Snamprogetti Management Services SA** | Geneva (Switzerland) | CHF | 10,000,000 | Snamprogetti Netherlands BV<br>Third parties | 99.99<br>0.01 | 99.99 | F.C. |
| **Snamprogetti Netherlands BV** | Amsterdam (Netherlands) | EUR | 92,117,340 | Snamprogetti SpA | 100.00 | 100.00 | F.C. |
| **Snamprogetti Romania Srl** | Bucharest (Romania) | RON | 5,034,100 | Snamprogetti Netherlands BV<br>Saipem International BV | 99.00<br>1.00 | 100.00 | F.C. |
| **Snamprogetti Saudi Arabia Co Ltd Llc** | Al-Khobar (Saudi Arabia) | SAR | 10,000,000 | Saipem International BV<br>Snamprogetti Netherlands BV | 95.00<br>5.00 | 100.00 | F.C. |
| **Snamprogetti USA Inc** | Dover (USA) | USD | 2,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **SNC Saipem - Bouygues TP** | Monaco (Principality of Monaco) | EUR | 10,000 | Saipem sa<br>Third parties | 70.00<br>30.00 | 70.00 | P.C. |
| **Société de Construction d'Oleoducs Snc** | Donges (France) | EUR | 39,000 | Services et Equipements Gaziers et Petroliers sa<br>Entreprise Nouvelle Marcellin sa | 99.90<br>0.10 | 100.00 | F.C. |
| **Sofresid Engineering sa** | Montigny le Bretonneux (France) | EUR | 1,267,143 | Sofresid sa<br>Third parties | 99.99<br>0.01 | 100.00 | F.C. |
| **Sofresid sa** | Montigny le Bretonneux (France) | EUR | 8,253,840 | Saipem sa | 100.00 | 100.00 | F.C. |
| **Sonsub AS** | Randaberg (Norway) | NOK | 1,882,000 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Sonsub International Pty Ltd** | Sydney (Australia) | AUD | 13,157,570 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Sonsub Ltd (**)** | Aberdeen (United Kingdom) | GBP | 5,901,028 | Saipem International BV | 100.00 | 100.00 | F.C. |
| **Star Gulf Free Zone Co** | Dubai (United Arab Emirates) | AED | 500,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Saipem (Portugal) Comércio Marítimo Lda | 80.00<br>20.00 | 100.00 | F.C. |
| **STTS Snc** | Montigny le Bretonneux (France) | EUR | 1,000 | Saipem sa<br>Third parties | 60.00<br>40.00 | 60.00 | P.C. |
| **Sud Est Cie** | Aix en Provence (France) | EUR | 95,440 | Sofresid sa<br>Third parties | 99.62<br>0.38 | | Co. |

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the period.

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| **TBE Ltd** | Damietta (Egypt) | EGP | 50,000 | Saipem sa<br>Third parties | 70.00<br>30.00 | | E.M. |
| **Varisal - Serviços de Consultadoria e Marketing Lda** | Funchal (Portugal) | EUR | 500,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | 50.00 | F.C. |

## ASSOCIATES

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| ITALY | | | | | | | |
| **ASG Scarl** | San Donato Milanese | EUR | 50,864 | Snamprogetti SpA<br>Third parties | 55.41<br>44.59 | 55.41 | P.C. |
| **CEPAV (Consorzio Eni per l'Alta Velocità) Uno** | San Donato Milanese | EUR | 51,646 | Snamprogetti SpA<br>Saipem SpA<br>Third parties | 50.10<br>0.26<br>49.64 | 50.36 | P.C. |
| **CEPAV (Consorzio Eni per l'Alta Velocità) Due** | San Donato Milanese | EUR | 51,646 | Snamprogetti SpA<br>Saipem SpA<br>Third parties | 40.00<br>12.00<br>48.00 | | E.M. |
| **Consorzio Bonifica Aree e Siti Inquinati (**)** | Milan | EUR | 20,658 | Snamprogetti SpA<br>Third parties | 50.00<br>50.00 | | E.M. |
| **Consorzio Snamprogetti Abb Lg Chemicals (**)** | San Donato Milanese | EUR | 50,000 | Snamprogetti SpA<br>Third parties | 50.00<br>50.00 | 50.00 | E.M. |
| **Consorzio U.S.G. (**)** | Parma | EUR | 25,823 | Saipem SpA<br>Third parties | 40.00<br>60.00 | | Co. |
| **ITA - Consorzio Italiano per il Telerilevamento dell'Ambiente e dell'Agricoltura** | Rome | EUR | 12,395 | Snamprogetti SpA<br>Third parties | 49.00<br>51.00 | | E.M. |
| **Modena Scarl** | San Donato Milanese | EUR | 400,000 | Snamprogetti SpA<br>Third parties | 59.33<br>40.67 | 59.33 | P.C. |
| **Rodano Consortile Scarl** | San Donato Milanese | EUR | 250,000 | Snamprogetti SpA<br>Third parties | 53.57<br>46.43 | 53.57 | P.C. |
| **Rosfin Srl** | Ravenna | EUR | 9,649,200 | Saipem sa<br>Third parties | 33.33<br>66.77 | | Co. |
| **SP - TKP Fertilizer Srl** | San Donato Milanese | EUR | 50,000 | Snamprogetti SpA<br>Third parties | 50.00<br>50.00 | 50.00 | E.M. |
| **TSKJ Italia Srl (**)** | San Donato Milanese | EUR | 50,000 | Snamprogetti SpA<br>Third parties | 25.00<br>75.00 | | E.M. |
| ABROAD | | | | | | | |
| **02 Pearl snc** | Montigny le Bretonneux (France) | EUR | 1,000 | Saipem sa<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **Africa Oil Services sa (**)** | Guyancourt (France) | EUR | 37,500 | Services et Equipements Gaziers et Petroliers sa<br>Third parties | 44.88<br>55.12 | | E.M. |
| **Barber Moss Ship Management AS** | Lysaker (Norway) | NOK | 1,000,000 | Moss Maritime AS<br>Third parties | 50.00<br>50.00 | | E.M. |
| **Bonny Project Management Co Ltd** | Greenford (United Kingdom) | GBP | 1,000 | LNG - Serviçõs e Gestão de Projectos Lda | 100.00 | | E.M. |
| **BOS Shelf Ltd Society** | Baku City (Azerbaijan) | AZM | 2,000 | Star Gulf Free Zone Co<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **Charville - Consultores e Serviços, Lda** | Funchal (Portugal) | EUR | 5,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **CMS&A WII** | Doha (Qatar) | QAR | 500,000 | Snamprogetti Netherlands BV<br>Third parties | 20.00<br>80.00 | 50.00 | P.C. |
| **Dalia Floater Angola Snc** | Courbevoie (France) | EUR | 0.1 | Entreprise Nouvelle Marcellin sa<br>Third parties | 27.50<br>72.50 | 27.50 | P.C. |

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| **Doris Development Canada Ltd** | St. John's (Canada) | CAD | 10,000 | Doris Engineering sa | 100.00 | | Co. |
| **Doris Engenharia Lda** | Rio de Janeiro (Brazil) | BRL | 2,203,170 | Doris Engineering sa<br>Third parties | 50.00<br>50.00 | | E.M. |
| **Doris Engineering sa** | Paris (France) | EUR | 3,571,440 | Sofresid sa<br>Third parties | 40.00<br>60.00 | | E.M. |
| **Doris USA Inc** | Houston (USA) | USD | 1,500,000 | Doris Engineering sa | 100.00 | | E.M. |
| **Fertilizantes Nitrogenados de Oriente CEC** (1) | Caracas (Venezuela) | VEB | 9,667,827,216 | Snamprogetti Netherlands BV<br>Third parties | 20.00<br>80.00 | | E.M. |
| **Fertilizantes Nitrogenados de Oriente SA** (1) | Caracas (Venezuela) | VEB | 286,549 | Snamprogetti Netherlands BV<br>Third parties | 20.00<br>80.00 | | E.M. |
| **Fertilizantes Nitrogenados de Venezuela CEC** (1) | Josè - Edo. Anzategui (Venezuela) | VEB | 312,214,634,511 | Fertilizantes Nitrogenados de Oriente CEC | 100.00 | | Co. |
| **Fertilizantes Nitrogenados de Venezuela Srl** (1) | Josè - Edo. Anzategui (Venezuela) | VEB | 287,000 | Fertilizantes Nitrogenados de Oriente CEC | 100.00 | | Co. |
| **FPSO Firenze Produção de Petròleo, Lda** | Funchal (Portugal) | EUR | 50,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **FPSO Mystras (Nigeria) Ltd** | Lagos (Nigeria) | NGN | 15,000,000 | FPSO Mystras - Produção de Petròleo Lda | 100.00 | 50.00 | P.C. |
| **FPSO Mystras - Produção de Petròleo, Lda** | Funchal (Portugal) | EUR | 50,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **Kazakhoil Bouygues Offshore Sarl** | Almaty (Kazakhstan) | KZT | 1,000,000 | Saipem sa<br>Third parties | 50.00<br>50.00 | | Co. |
| **Kwanda Suporto Logistico Lda** | Luanda (Angola) | AOA | 25,510,204 | Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda<br>Third parties | 40.00<br>60.00 | | E.M. |
| **Lipardiz - Construção de Estruturas Maritimas, Lda** | Funchal (Portugal) | EUR | 5,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | 50.00 | C.P |
| **LNG - Serviços e Gestão de Projectos Lda** | Funchal (Portugal) | EUR | 5,000 | Snamprogetti Netherlands BV<br>Third parties | 25.00<br>75.00 | | E.M. |
| **Mangrove Gas Netherlands BV** | Amsterdam (Netherlands) | EUR | 2,000,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **Moss Krylov Maritime** | St. Petersburg (Russian Federation) | RUB | 98,000 | Moss Maritime AS<br>Third parties | 50.00<br>50.00 | | E.M. |
| **Moss Mosvold II Management Lda** | Funchal (Portugal) | EUR | 5,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | | E.M. |
| **Nigetecsa Free Zone Enterprise** | Olokola (Nigeria) | USD | 40,000 | Saipem International BV<br>Third parties | 50.00<br>50.00 | | E.M. |
| **Offshore Design Engineering Ltd** | London (United Kingdom) | GBP | 100,000 | Saipem sa<br>Doris Engineering sa | 50.00<br>50.00 | 50.00 | P.C. |
| **PT Singgar - Doris** | Jakarta (Indonesia) | IDR | 2,298,750,000 | Doris Engineering sa<br>Third parties | 50.00<br>50.00 | | E.M. |
| **RPCO Enterprises Ltd** | Nicosia (Cyprus) | EUR | 17,100 | Snamprogetti Netherlands BV<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(†) Investments reclassified in the item 'Assets classified as held for sale'.

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| **Saipar Drilling Co BV** | Amsterdam (Netherlands) | EUR | 20,000 | Saipem International BV<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **Saipem Aban Drilling Co Private Ltd** | Chennai (India) | INR | 50,000,000 | Saipem International BV<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **Saipem Kharafi National MMO Fz Co** | Dubai (United Arab Emirates) | AED | 600,000 | Saipem International BV<br>Third parties | 50.00<br>50.00 | | E.M. |
| **Saipem Taqa Al Rushaid Fabricators Co Ltd** | Dammam (Saudi Arabia) | SAR | 10,000,000 | Saipem International BV<br>Third parties | 40.00<br>60.00 | | E.M. |
| **Saipem Triune Engineering Private Ltd** | New Delhi (India) | INR | 200,000 | Saipem International BV<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **SC TCPI Romania - Tecnoprojecto Internacional Projectos e Realizações Industriais SA** | Bucharest (Romania) | RON | 172,500 | Tecnoprojecto Internacional Projectos e Realizações Industriais SA | 100.00 | | E.M. |
| **SEA Tank Co sa** | Paris (France) | EUR | 46,800 | Doris Engineering sa<br>Third parties | 99.62<br>0.38 | | Co. |
| **Servicios de Construçiones Caucedo sa** | Santo Domingo (Dominican Republic) | DOP | 100,000 | Saipem sa<br>Third parties | 49.70<br>50.30 | | E.M. |
| **Société pour la Realisation du Port de Tanger Mediterranée** | Anjra (Morocco) | EUR | 33,000 | SAS Port de Tanger<br>Third parties | 33.33<br>66.67 | 33.33 | P.C. |
| **Southern Gas Constructors Ltd** | Lagos (Nigeria) | NGN | 10,000,000 | Saipem (Portugal) - Gestão de Participações SGPS SA<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **SPF - TKP Omifpro Snc** | Paris (France) | EUR | 50,000 | Snamprogetti France sarl<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **SSS-Capital Llc** | Moscow (Russian Federation) | RUB | 100,000 | Starstroi Security Llc<br>Third parties | 99.00<br>1.00 | | E.M. |
| **Starstroi Llc** | Krasnodar (Russian Federation) | RUB | 7,699,490 | Saipem sa<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **Starstroi - Maintenance Llc** | Krasnodar (Russian Federation) | RUB | 1,000,000 | Starstroi Llc | 100.00 | | E.M. |
| **Starstroi - Sakhalin - Bezopasnost sarl** | Yuzhno (Russian Federation) | RUB | 300,000 | Starstroi Security Llc | 100.00 | | E.M. |
| **Starstroi Security Llc** | Krasnodar (Russian Federation) | RUB | 300,000 | Starstroi Llc | 100.00 | | E.M. |
| **Stat Assets Management sas** | Nimes (France) | EUR | 50,000 | Stat Holding International Ltd | 100.00 | | E.M. |
| **Stat Holding International Ltd** | North Harrow (United Kingdom) | GBP | 10,000 | Doris Engineering sa<br>Third parties | 70.00<br>30.00 | | E.M. |
| **Stat Marine Llc** | Huston (USA) | USD | 10,000 | Stat Holding International Ltd<br>Third parties | 94.00<br>6.00 | | E.M. |
| **Stat Marine Ltd** | North Harrow (United Kingdom) | GBP | 1,000 | Stat Holding International Ltd<br>Third parties | 94.00<br>6.00 | | E.M. |
| **Stat Marine sas** | Nimes (France) | EUR | 40,582 | Stat Holding International Ltd<br>Third parties | 94.00<br>6.00 | | E.M. |
| **Stat Services sa** | La Seyne sur Mer (France) | EUR | 38,112 | Stat Holding International Ltd<br>Third parties | 99.84<br>0.16 | | E.M. |
| **Sud-Soyo Urban Development Lda** | Soyo (Angola) | AOA | 20,000,000 | Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda<br>Third parties | 49.00<br>51.00 | | E.M. |
| **T.C.P.I. Angola Tecnoprojecto Internacional sa** | Luanda (Angola) | AOA | 9,000,000 | Petromar Lda<br>Third parties | 35.00<br>65.00 | | E.M. |

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

| Company | Registered office | Currency | Share capital | Shareholders | % held | Saipem's consolidation (%) | Method of consolidation or accounting principle (*) |
|---|---|---|---|---|---|---|---|
| **Tchad Cameroon Maintenance BV** | Schiedam (Netherlands) | EUR | 18,000 | Saipem sa<br>Third parties | 40.00<br>60.00 | | E.M. |
| **Technip-Zachry-Saipem LNG Lp** | Houston (USA) | USD | 5,000 | TZS Llc (NV)<br>TZS Llc (TX) | 99.00<br>1.00 | 20.00 | P.C. |
| **Tecnoprojecto Internacional Projectos e Realizações Industriais SA** | Linda a Velha Oeiras (Portugal) | EUR | 700,000 | Saipem sa<br>Third parties | 42,50<br>57,50 | | E.M. |
| **TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda** | Funchal (Portugal) | EUR | 5,000 | TSKJ - Serviços de Engenharia Lda | 100.00 | | E.M. |
| **TSKJ - Nigeria Ltd** | Lagos (Nigeria) | NGN | 50,000,000 | TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda | 100.00 | | E.M. |
| **TSKJ - Serviços de Engenharia Lda** | Funchal (Portugal) | EUR | 5,000 | Snamprogetti Netherlands BV<br>Third parties | 25.00<br>75.00 | | E.M. |
| **TSLNG snc** | Courbevoie (France) | EUR | 20,000 | Saipem sa<br>Third parties | 50.00<br>50.00 | 50.00 | P.C. |
| **TSS Dalia snc** | Courbevoie (France) | EUR | 0 | Saipem sa<br>Third parties | 27.50<br>72.50 | 27.50 | P.C. |
| **TS USAN snc** | Courbevoie (France) | EUR | 20,000 | Saipem sa<br>Third parties | 50.00<br>50.00 | | E.M. |
| **TZS Llc (NV)** | Reno (USA) | USD | 10,000 | Saipem America Inc<br>Third parties | 20.00<br>80.00 | 20.00 | P.C. |
| **TZS Llc (TX)** | San Antonio (USA) | USD | 5,000 | Saipem America Inc<br>Third parties | 20.00<br>80.00 | 20.00 | P.C. |

The Saipem Group comprises 176 companies: 75 are consolidated using the full consolidation method, 32 with the proportionate consolidation method, 59 with the equity method and 10 are valuated with the cost method.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

## Changes in the consolidation area

Changes in the consolidation area with respect to the consolidated financial statements at December 31, 2007, are detailed below in date order:

New incorporations, disposals, liquidations and changes to the consolidation method:
- on January 1, 2008, **Snamprogetti Engineering BV**, previously consolidated using the equity method, was consolidated using the full consolidation method since it has reached relevant size;
- on January 1, 2008, Doris Engineering sa increased its stake in **Stat Holding International Ltd.** As a result, the company was consolidated using the equity method;
- on January 1, 2008, following the increase in Doris Engineering's stake in Stat Holding International Ltd, the subsidiaries **Stat Marine Ltd, Stat Marine Llc, Stat Marine sas, Stat Services sa,** and **Stat Assets Management sas** were consolidated using the equity method;
- on January 1, 2008, **Saipem Energy International SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Energy Maintenance Services SpA (now Saipem Energy Services SpA);
- on January 1, 2008, **Engineering & Management Services SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Energy Maintenance Services SpA (now Saipem Energy Services SpA);
- on January 1, 2008, **Saipem FPSO SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Energy Maintenance Services SpA (now Saipem Energy Services SpA);
- on January 1, 2008, the Indonesian company **PT Singgar - Doris** was incorporated. The company is consolidated using the equity method;
- on January 9, 2008, the consortium **Rosbos Scrl**, in liquidation, previously consolidated using the equity method, was delisted from the Register of Companies;
- on January 15, 2008, **Consorzio Ras - Realizzazione Attraversamenti Sotterranei**, in liquidation, previously consolidated using the equity method, was delisted from the Register of Companies;
- on January 17, 2008, **Consorzio Snamprogetti Abb Lg Chemicals**, previously consolidated using the proportional method, was put into liquidation and consolidated using the equity method since it has reached immaterial size;
- on February 13, 2008, **Consorzio Controlli Integrati in Agricoltura**, previously consolidated using the equity method, was delisted from the Register of Companies;
- on March 6, 2008, **Gaztransport et Technigaz sas**, previously consolidated using the equity method, was sold to third parties;
- on March 11, 2008 the Russian company **Starstroi - Maintenance Llc** was incorporated and is consolidated using the equity method;
- on April 14, 2008, **SP-TKP Fertilizer Srl**, previously consolidated using the proportional method, was put into liquidation and consolidated using the equity method since it has reached immaterial size;
- on April 14, 2008, the Italian company, **Saipem Energy Italia SpA**, was incorporated and was consolidated using the full consolidation method;
- on April 16, 2008, **TSKJ - US Llc**, previously consolidated using the equity method, was put into liquidation and delisted from the Register of Companies;
- on April 25, 2008, the Swiss company, **Sigurd Rück AG**, was incorporated and is consolidated using the equity method;
- on May 7, 2008, the French company, **Saipon snc**, was incorporated, and is consolidated using the equity method;
- on May 13, 2008, **Hazira Marine Engineering & Construction Management Private Ltd**, previously consolidated using the full consolidation method, was consolidated using the equity method since it has reached immaterial size;
- on May 13, 2008, **Hazira Cryogenic Engineering & Construction Management Private Ltd**, previously consolidated using the full consolidation method, was consolidated using the equity method since it has reached immaterial size;
- on May 13, 2008, **Servicios de Construçiones Caucedo sa**, previously consolidated using the proportional method, was consolidated using the equity method since it has reached immaterial size;
- on May 29, 2008, the Ukrainian company, **Saipem Ukraine Llc**, was incorporated and is consolidated using the equity method;
- on June 16, 2008, the Chinese company, **Saipem (Beijing) Technical Services Co**, was incorporated and is consolidated using the equity method.

Change of company names or transfer of holdings between group companies not affecting the consolidation area:
- on January 2, 2008, Saipem India Project Services Ltd changed its name to **Saipem India Projects Ltd**;

- on January 11, 2008, Energy Maintenance Services SpA changed its name to **Saipem Energy Services SpA**;
- on February 13, 2008, Snamprogetti Saudi Arabia Ltd changed its name to **Snamprogetti Saudi Arabia Co Ltd Llc**.

**Changes in functional currencies**

**ERS Equipment Rental & Services BV** and **FPSO Mystras - Produção de Petròleo, Lda** changed their functional currencies from the US dollar to the euro as of January 1, 2008.

# Notes to the condensed consolidated interim financial statements

## Current assets

### 1 Cash and cash equivalents

Cash and cash equivalents amounted to €2,081 million (€2,170 million at December 31, 2007), representing a decrease of €89 million versus the previous year, and mainly related to Snamprogetti SpA and Saipem sa.

Cash and cash equivalents at period-end, 71% of which were denominated in euro, 21% in US dollars and 8% in other currencies, received an average interest rate of 3.45%. €1,612 million thereof (€1,409 million at December 31, 2007) were on deposit at Eni Group financial companies. Cash and cash equivalents included cash on hand of €20 million (€6 million at December 31, 2007). At June 30, 2008, there were no financial receivables or securities maturing within 90 days, as at December 31, 2007.

The breakdown of cash and cash equivalents of Saipem and other Group companies at June 30, 2008 by geographical area (based on the country of domicile of the relevant company) was as follows:

| (€ million) | |
|---|---|
| Italy | 1,322 |
| Rest of Europe | 471 |
| Asia-Pacific | 151 |
| Africa | 111 |
| Americas | 26 |
| **Total** | **2,081** |

### 2 Other financial assets held for trading or available for sale

At June 30, 2008, there were no other financial assets held for trading or available for sale.

### 3 Trade and other receivables

Trade and other receivables of €3,117 million (€3,333 million at December 31, 2007) consisted of the following:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Trade receivables | 2,897 | 2,544 |
| Financing receivables held for operating purpose | 18 | 34 |
| Financing receivables held for non-operating purpose | 58 | 113 |
| Other receivables: | | |
| - for disposals purpose | - | - |
| - other | 360 | 426 |
| **Total** | **3,333** | **3,117** |

Receivables are stated net of the allowance for impairment losses of €69 million:

| (€ million) | Value at Dec. 31, 2007 | Additions | Write-downs | Translation differences | Other changes | Value at June 30, 2008 |
|---|---|---|---|---|---|---|
| Trade receivables | 66 | 2 | (2) | - | - | 66 |
| Other receivables | 3 | - | - | - | - | 3 |
| **Total** | **69** | **2** | **(2)** | **-** | **-** | **69** |

Trade receivables amounted to €2,544 million, representing a decrease of €353 million. €200 million (€212 million at December 31, 2007) were due from parent companies (Eni SpA and its divisions).

Trade receivables from related parties are shown in Note 43 'Transactions with related parties'.

Trade receivables included advances paid as guarantees of contract work in progress of €206 million (€156 million at December 31, 2007), of which €17 million due within one year and €189 million due after one year.
Financing receivables held for non-operating purposes of €113 million related to the receivable held by Saipem SpA and Snamprogetti SpA for the loan of working capital to the CEPAV Due Consortium of €49 million, to funds held by the subsidiaries Snamprogetti Sud SpA and Saipem sa in time deposit accounts with, respectively, Eni Corporate/Eni SpA (€26 million) and Eni Coordination Center SA (€25 million), and to funds held by Saipem sa in time deposit accounts with third parties (€11 million).
Receivables from jointly controlled companies, with regard to the non-consolidated portion, were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| 02 Pearl snc | 6 | 5 |
| Charville - Consultores e Serviços, Lda | 8 | 8 |
| CMS&A WII | 1 | - |
| FPSO Mystras - Produção de Petròleo, Lda | - | 1 |
| Lipardiz - Construção de Estruturas Maritimas, Lda | 11 | 4 |
| RPCO Enterprises Ltd | 1 | 1 |
| Saipar Drilling Co BV | 1 | 1 |
| Société pour la Realisation du Port de Tanger Mediterranée | 1 | 2 |
| Starstroi Llc | 7 | 6 |
| TSLNG snc | - | 1 |
| TSS Dalia snc | - | 1 |
| **Total** | **36** | **30** |

Other receivables of €426 million consisted of the following:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Receivables from: | | |
| - insurance companies | 7 | 6 |
| - employees | 15 | 21 |
| - national insurance/social security contributions | - | 2 |
| - non-financial public administrations | 4 | 4 |
| - bank accounts due within/after one year | 30 | 14 |
| Prepayments for services | 75 | 189 |
| Receivables from joint ventures | 27 | 28 |
| Guarantee deposits | 19 | 10 |
| Retention money | - | 28 |
| Other | 183 | 124 |
| **Total** | **360** | **426** |

Other receivables due from related parties are shown in Note 43 'Transactions with related parties'.
The fair value of trade and other receivables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

## 4 Inventories

Inventories of €1,423 million (€998 million at December 31, 2007) were as follows:

| | Dec. 31, 2007 | | | June 30, 2008 | | |
|---|---|---|---|---|---|---|
| (€ million) | Work in progress | Other | Total | Work in progress | Other | Total |
| Raw and auxiliary materials and consumables | - | 246 | 246 | - | 275 | 275 |
| Work in progress | 573 | - | 573 | 991 | - | 991 |
| Advances | 179 | - | 179 | 157 | - | 157 |
| **Total** | **752** | **246** | **998** | **1,148** | **275** | **1,423** |

Inventories are stated net of the valuation allowance of €2 million.

| (€ million) | Value at Dec. 31, 2007 | Additions | Deductions | Other changes | Value at June 30, 2008 |
|---|---|---|---|---|---|
| Inventories valuation allowance | 2 | 1 | (1) | - | 2 |
| | **2** | **1** | **(1)** | **-** | **2** |

Contract work in progress, amounting to €991 million (€573 million at December 31, 2007) includes sums associated with requests for payments not yet formally accepted by clients, but which are deemed probable and reasonably estimated.
Advances of €157 million refers to sums paid to third party suppliers to purchase materials relating to contract work in progress on long-term jobs and concerns Snamprogetti and its subsidiaries.
Work in progress with related parties is shown in Note 43 'Transactions with related parties'.

## 5 Current tax assets

Current tax assets of €29 million (€43 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| - Italian tax authorities | 2 | 3 |
| - Foreign tax authorities | 41 | 26 |
| **Total** | **43** | **29** |

The decrease in current tax assets of €14 million was mainly related to changes in the amounts due to foreign group companies (principally Saipem sa) from foreign tax authorities.

## 6 Other current tax assets

Other current tax assets of €252 million (€228 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| - Italian tax authorities: | 127 | 162 |
| . VAT credits | 120 | 150 |
| . other | 7 | 12 |
| - Foreign tax authorities: | 101 | 90 |
| . VAT credits | 68 | 56 |
| . other | 33 | 34 |
| **Total** | **228** | **252** |

The increase in other current tax assets of €24 million was mainly related to changes in the amounts of VAT credits due from Italian and foreign tax authorities to the associates Snamprogetti SpA (increase of €28 million), Saipem Energy Services SpA (increase of €3 million) and PT Saipem Indonesia (decrease of €11 million).

## 7 Other current assets

Other current assets of €278 million (€272 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Fair value of non-hedging derivatives | 14 | 21 |
| Fair value of hedging derivatives | 74 | 93 |
| Other | 184 | 164 |
| **Total** | **272** | **278** |

At June 30, 2008, the fair value of derivative instruments was equal to a positive amount of €114 million (€88 million at December 31, 2007).
The fair value of interest rate swaps, amounting to €13 million, is shown under Note 12 'Other financial assets', while the fair value of long-term currency swaps, amounting to €5 million, is shown under Note 14 'Other non-current assets'.
The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on period-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at June 30, 2008, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the period-end exchange rate and the respective forward interest rate curves.
The fair value of interest rate swaps was determined by comparing the net present value at contractual conditions of swaps outstanding at June 30, 2008, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on EUR forward interest rates.

The fair value of derivative contracts by type is provided in the following table:

| | Assets Dec. 31, 2007 | | | Assets June 30, 2008 | | |
|---|---|---|---|---|---|---|
| | Fair value | Commitments | | Fair value | Commitments | |
| (€ million) | | purchase | sale | | purchase | sale |
| 1) Derivative contracts qualified for hedge accounting: | | | | | | |
| - interest rate derivatives | | | | | | |
| . interest rate swaps | 6 | 400 | | 13 | 400 | |
| - forward currency contracts (Spot component) | | | | | | |
| . purchase | 5 | | | 7 | | |
| . sale | 85 | | | 89 | | |
| Total | 90 | | | 96 | | |
| - forward currency contracts (Forward component) | | | | | | |
| . purchase | - | | | - | | |
| . sale | (13) | | | 2 | | |
| Total | (13) | 186 | 2,034 | 2 | 439 | 3,426 |
| **Total derivative contracts qualified for hedge accounting** | 83 | | | 111 | | |
| 2) Derivative contracts not qualified for hedge accounting: | | | | | | |
| - interest rate derivatives | | | | | | |
| . interest rate swaps | 1 | 100 | | - | - | |
| - forward currency contracts (Spot component) | | | | | | |
| . purchase | 1 | | | 3 | | |
| . sale | 11 | | | 11 | | |
| Total | 12 | | | 14 | | |
| - forward currency contracts (Forward component) | | | | | | |
| . purchase | - | | | - | | |
| . sale | (1) | | | 1 | | |
| Total | (1) | 107 | 523 | 1 | 264 | 608 |
| - commodities | | | | | | |
| . futures | 1 | 5 | | 3 | 14 | |
| . other derivative contracts | 2 | | - | 3 | | 105 |
| Total | 3 | | | 6 | | |
| **Total derivative contracts not qualified for hedge accounting** | 15 | | | 21 | | |
| Total | 98 | | | 132 | | |

Derivatives designated as cash flow hedges relate to forward purchase and sale transactions (forward outrights and currency swaps).
The cash flows and the income statement impact of hedged highly probably forecast transactions at June 30, 2008 are expected to occur up until 2010.
During the first half of 2008, there were no cases of hedged items being no longer considered highly probable.
The fair value of derivatives designed as hedges at June 30, 2008 was equal to a positive amount of €98 million (€77 million at December 31, 2007). The effective portion (spot component) of fair value movements in these derivatives, amounting to €96 million (€90 million at December 31, 2007), was deferred in a hedging reserve in equity, while the forward component (the ineffective portion of fair value movements), amounting to €2 million (€13 million at December 31, 2007), was recognised in the income statement as finance income.

The fair value of derivatives designed as hedges at June 30, 2008 was equal to a negative amount of €91 million (€79 million at December 31, 2007). The effective portion (spot component) of fair value movements in these derivatives, amounting to €97 million (€91 million at December 31, 2007), was deferred in a hedging reserve in equity, while the forward component (the ineffective portion of fair value movements), amounting to €6 million (€12 million at December 31, 2007), was recognised in the income statement as finance income.

During the first half of 2008, operating revenues and expenses were adjusted by a net positive amount of €15 million to reflect the effects of hedging. Another approximately €4 million was recorded as a reduction of the cost of construction of tangible assets.

Other assets at June 30, 2008 amounted to €164 million, representing a decrease of €20 million on the previous year and consisted mainly of prepayments.

Other current assets due from related parties are shown in Note 43 'Transactions with related parties'.

## Non-current assets

### 8 Property, plant and equipment

Property, plant and equipment amounting to €4,291 million (€3,562 million at December 31, 2007) was as follows:

| (€ million) | Carrying amount at Dec. 31, 2007 | Accumulated depreciation and impairment at Dec. 31, 2007 | Net carrying amount at Dec. 31, 2007 | Acquisitions | Depreciation | Impairments | Impairment reversals | Disposals | Currency translation differences | Other changes | Net carrying amount at June 30, 2008 | Carrying amount at June 30, 2008 | Accumulated depreciation and impairment at June 30, 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Property, plant and equipment | 5,954 | 2,392 | 3,562 | 974 | (160) | - | - | (44) | (63) | 22 | 4,291 | 6,754 | 2,463 |
| **Total** | **5,954** | **2,392** | **3,562** | **974** | **(160)** | **-** | **-** | **(44)** | **(63)** | **22** | **4,291** | **6,754** | **2,463** |

Acquisitions for the period of €974 million (€1,635 million at December 31, 2007) related to the following sectors: Offshore Drilling (€447 million), Offshore (€380 million), Onshore Drilling (€112 million), Onshore (€28 million) and offices (€7 million).

The main items of capital expenditure made during the period included:

- the continuation, in the Offshore Drilling sector, of the construction of two semi-submersible rigs (€187 million), an ultra deepwater drillship (€48 million) and two jack-ups (€167 million);
- the continuation of the construction of a new pipelay vessel (€78 million);
- the continuation of the conversion of a tanker into an FPSO unit for the execution of a project in Angola for Sonangol P&P (€76 million);
- in the Onshore Drilling sector, the construction of 7 rigs and the upgrading of existing assets for which long-term contracts have already been secured (€112 million);
- the purchase of a tanker to be converted into an FPSO vessel for future contracts currently being negotiated (€20 million);
- strengthening the operating bases/yards in Kazakhstan, West Africa and the Far East (€23 million);
- the beginning of investments for the construction of the new Saipem FDS 2 deepwater field development ship (€11 million);
- the construction of a new fabrication yard in Indonesia (€5 million).

Disposals mainly related to the sale to Agip Energy and Natural Resources (Nigeria) Ltd of the FPSO Mystras (€41 million).

The changes included in 'Other changes' mainly relate to the increase in cost for the acquisition of Frigstad Discoverer Invest Ltd (€10 million).

Finance expenses capitalised during the period amounted to €19 million (€23 million at December 31, 2007).

Exchange rate differences arising on the translation of financial statements prepared in currencies other than the euro of €63 million mainly related to companies whose financial statements were denominated in US dollars.

During the period, no government grants were recorded as a decrease of the carrying value of property, plant and equipment.

At June 30, 2008, all property, plant and equipment was free from pledges, mortgages and/or other obligations.

The total commitment on current items of capital expenditure at June 30, 2008 amounted to €1,306 million (€1,317 million at December 31, 2007).
During the period, the purchase option was exercised for the semi-submersible platform Scarabeo 5, which up until December 31, 2007 was held under a finance lease.

## 9 Intangible assets

Intangible assets of €750 million (€750 million at December 31, 2007) were as follows:

| (€ million) | Carrying amount at Dec. 31, 2007 | Accumulated amortisation and impairment at Dec. 31, 2007 | Net carrying amount at Dec. 31, 2007 | Acquisitions | Amortisations | Impairments | Impairment reversals | Disposals | Currency translation differences | Other changes | Net carrying amount at June 30, 2008 | Carrying amount at June 30, 2008 | Accumulated amortisation and impairment at June 30, 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Intangible assets with finite useful lives | 165 | 146 | 19 | 4 | (3) | - | - | - | (2) | 1 | 19 | 156 | 137 |
| Other intangible assets with indefinite useful lives: | | | | | | | | | | | | | |
| - goodwill | 731 | - | 731 | - | - | - | - | - | - | - | 731 | 731 | - |
| **Total** | **896** | **146** | **750** | **4** | **(3)** | **-** | **-** | **-** | **(2)** | **1** | **750** | **887** | **137** |

Goodwill of €731 million referred to the difference between the purchase price, inclusive of related costs, and the shareholders' equity of Saipem sa (€689 million), Sofresid sa (€21 million), the Moss Maritime Group (€15 million), Snamprogetti SpA (€3 million), Saipem India Project Services Ltd (€2 million), and Saipem Energy Services SpA (€1 million).
For impairment purposes, goodwill has been allocated to the following cash-generating units:

| (€ million) | June 30, 2008 |
|---|---|
| Offshore | 416 |
| Onshore | 315 |
| **Total** | **731** |

The recoverable amount of cash generating units was determined based on expected future cash flows estimated using Saipem's 2008-2011 Strategic Plan, and applying discount rates that reflect current market assessments of the time value of money and the risks specific to the asset and terminal growth rates in line with the inflation level implicit in the discount rates.

## 10 Investments accounted for using the equity method

Investments accounted for using the equity method of €28 million (€35 million at December 31, 2007) were as follows:

| (€ million) | Value at Dec. 31, 2007 | Acquisitions and subscriptions | Share of profit of investments accounted for using the equity method | Share of loss of investments accounted for using the equity method | Deduction for dividends | Change in consolidation area | Currency translation differences | Other changes | Value at June 30, 2008 | Provision for impairment |
|---|---|---|---|---|---|---|---|---|---|---|
| Investments in controlled companies | 6 | - | - | - | - | (1) | - | - | 5 | - |
| Investments in associates | 29 | - | 10 | (3) | (14) | 3 | - | (2) | 23 | - |
| **Total** | **35** | - | **10** | **(3)** | **(14)** | **2** | - | **(2)** | **28** | - |

Investments in subsidiaries and associates are shown in the consolidation area at June 30, 2008.

Share of profit of investments accounted for using the equity method of €10 million related to TSKJ - Serviçöes de Engenharia Lda (€6 million), Doris Engineering SA (€2 million) and Kwanda Suporto Logistico Lda (€2 million).

Share of losses of investments accounted for using the equity method of €3 million related to Tecnoprojecto International Projectos e Realizações Industriais SA, Tchad Cameroon Maintenance BV and Starstroi Security Llc (€1 million each).

Deductions following the distribution of dividends of €14 million related to TSKJ - Serviçöes de Engenharia Lda (€8 million), LNG - Serviços e Gestão de Projectos Lda (€2 million), SP-TKP Fertilizer Srl (€2 million), Kwanda Suporto Logistico Lda (€1 million) and Doris Engineering BV (€1 million).

The change in the consolidation area related to SP-TKP Fertilizer Srl, previously consolidated using the proportional method (€3 million) and Snamprogetti Engineering BV, consolidated using the full consolidation method as of June 30, 2008 (€1 million).

The net carrying value of investments accounted for using the equity method related to the following companies:

| (€ million) | Group Interest (%) | Net carrying value at Dec. 31, 2007 | Net carrying value at June 30, 2008 |
|---|---|---|---|
| Ecos Group Srl | 100.00 | 4 | 4 |
| Saipem Engineering Nigeria Ltd | 98.96 | 1 | 1 |
| Snamprogetti Engineering BV | 100.00 | 1 | - |
| **Total subsidiaries** | | 6 | 5 |
| Doris Engineering sa | 40.00 | 10 | 10 |
| Kwanda Suporto Logistico Lda | 40.00 | 6 | 6 |
| TSKJ - Serviçöes de Engenharia Lda | 25.00 | 4 | 2 |
| LNG - Serviços e Gestão de Projectos Lda | 25.00 | 3 | 1 |
| Tchad Cameroon Maintenance BV | 40.00 | 2 | 1 |
| Tecnoprojecto Internacional Projectos e Realizações Industriais SA | 42.50 | 2 | 1 |
| Saipem Taqa Al Rushaid Fabricators Co Ltd | 40.00 | 1 | 1 |
| SP-TKP Fertilizer Srl | 50.00 | - | 1 |
| Starstroi Security Llc | 50.00 | 1 | - |
| **Total associates** | | **29** | **23** |

## 9 Other investments

Other investments of €7 million (€13 million at December 31, 2007) were as follows:

| (€ million) | Net value at Dec. 31, 2007 | Acquisitions, subscriptions and disposals | Revaluations | Impairment | Deduction for dividends | Change in consolidation area | Currency translation differences | Other changes | Net value at June 30, 2008 | Provision for impairment |
|---|---|---|---|---|---|---|---|---|---|---|
| Investments in subsidiaries | 1 | - | - | - | - | - | - | - | 1 | 2 |
| Investments in associates | 4 | - | - | - | - | - | - | - | 4 | - |
| Investments in other companies | 8 | (2) | - | - | - | - | - | (4) | 2 | - |
| **Total** | **13** | **(2)** | - | - | - | - | - | **(4)** | **7** | **2** |

Investments in subsidiaries and associates are shown in the consolidation area at June 30, 2008.
'Acquisitions, subscriptions and disposals' of a negative €2 million related to the sale of the investment in Chambal Fertilizer and Chemicals Ltd.
'Other changes' of €4 million related mainly to the investments in Chambal Fertilizer and Chemicals Ltd (transfer of the fair value reserve of €1 million to the income statement upon sale of the investment) and in Nagarjuna Fertilizer and Chemicals Ltd (€3 million relating to a fair value adjustment of the investment).
The net carrying value of the investments in other companies related to the following companies:

| (€ million) | Group Interest (%) | Net carrying value at Dec. 31, 2007 | Net carrying value at June 30, 2008 |
|---|---|---|---|
| Sud Est Cie | 99.70 | 1 | 1 |
| **Total subsidiaries** | | 1 | 1 |
| Rosfin Srl | 33.33 | 4 | 4 |
| **Total associates** | | 4 | 4 |
| Nagarjuna Fertilizer and Chemicals Ltd | 0.93 | 5 | 2 |
| Chambal Fertilizer and Chemicals Ltd | 0.48 | 3 | - |
| **Total investments in other companies** | | 8 | 2 |

The total amount of assets and liabilities of subsidiaries accounted for using the equity and cost method was negligible and therefore the effects of exclusion from the consolidation area were considered immaterial.

## 12 Other financial assets

Other financial assets of €14 million (€8 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Non current financing receivables for operating purposes | 1 | 1 |
| Financing receivables held for non-operating purposes (IRS) | 7 | 13 |
| **Total** | **8** | **14** |

Financing receivables held for non-operating purposes refer to the fair value of an interest rate swap entered into by Saipem SpA (€13 million).

There were no receivables due after five years at June 30, 2008.

Other financing receivables due from related parties are shown in Note 43 'Transactions with related parties'.

## 13 Deferred tax assets

Deferred tax assets amounted to €59 million (€61 million at December 31, 2007).

| (€ million) | Value at Dec. 31, 2007 | Increases (utilisations) | Currency translation differences and other changes | Value at June 30, 2008 |
|---|---|---|---|---|
| Deferred tax assets | 61 | (8) | 6 | 59 |
| **Total** | **61** | **(8)** | **6** | **59** |

## 14 Other non-current assets

Other non-current assets of €11 million (€10 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Fair value of hedging derivatives | 3 | 5 |
| Other receivables | 7 | 6 |
| **Total** | **10** | **11** |

The fair value of hedging derivatives related to forward currency contracts maturing after June 2009 entered into by a foreign associate. The amount consisted of the spot component (€7 million) and the forward component (-€2 million). Further details can be found in Note 7 'Other current assets'.

Other receivables related mainly to amounts paid in compliance with local regulations to government bodies, to be refunded after a set period.

## Current liabilities

### 15 Short-term debt

Short-term debt of €3,198 million (€3,033 million at December 31, 2007) was as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Banks | 264 | 101 |
| Other financial institutions | 2,769 | 3,097 |
| **Total** | **3,033** | **3,198** |

The increase in short-term debt of €165 million was primarily due to increased financial requirements needed to implement the planned investment programme.

The current portion of long-term debt, amounting to €5 million (€5 million at December 31, 2007) is detailed in Note 20 'Long-term debt and current portion of long-term debt'.

The breakdown of short-term debt by issuing entity, currency and average interest rate was as follows:

(€ million)

| | | Dec. 31, 2007 | | | June 30, 2008 | | |
|---|---|---|---|---|---|---|---|
| Issuing institution | Currency | Amount | Interest rate % | | Amount | Interest rate % | |
| | | | from | to | | from | to |
| Eni SpA | Euro | 1,621 | 3.821 | 3.852 | 1,539 | 4.381 | - |
| Eni SpA | US Dollar | - | - | - | - | - | - |
| Eni SpA | Swiss Franc | 14 | 2.462 | - | 9 | 3.201 | - |
| Eni Coordination Center SA | Euro | 597 | 3.853 | 5.385 | 836 | 4.506 | 5.318 |
| Eni Coordination Center SA | US Dollar | 105 | 5.484 | 6.545 | 128 | 3.201 | 4.301 |
| Eni Coordination Center SA | Norwegian Kroner | 3 | 4.955 | - | 1 | 6.19 | - |
| Eni Coordination Center SA | Swiss Franc | 4 | 2.462 | - | 32 | 3.201 | - |
| Eni Coordination Center SA | British Pound Sterling | 227 | 6.251 | - | 259 | 5.884 | - |
| Eni Coordination Center SA | Russian Rouble | 5 | 6.540 | - | 6 | 4.201 | - |
| Eni Coordination Center SA | Kazakhstan Tenge | 81 | 5.540 | - | - | - | - |
| Eni Coordination Center SA | Nigerian Naira | - | - | - | 1 | 4.551 | - |
| Eni Coordination Center SA | Saudi Arabian Ryal | - | - | - | 43 | 3.661 | - |
| Eni Dación BV | US Dollar | 3 | 5.970 | - | 4 | 13.76 | - |
| Third parties | Euro | 55 | 3.761 | 4.722 | 91 | 4.458 | 5.318 |
| Third parties | US Dollar | 238 | 5.222 | 6.545 | 211 | 3.071 | 10.50 |
| Third parties | Nigerian Naira | 39 | 14.510 | - | 27 | 12.50 | 14.50 |
| Third parties | Other | 41 | variable | | 11 | variable | |
| **Total** | | **3,033** | | | **3,198** | | |

At June 30, 2008, Saipem had unused lines of credit amounting to €1,068 million (€926 million at December 31, 2007). These agreements carry interest charges based on prevailing market conditions. Commission fees on unused lines of credit were not significant.

At June 30, 2008, there were no unfulfilment of terms and conditions or violation of agreements in relation to financing contracts.

## 18 Trade and other payables

Trade and other payables of €4,813 million (€4,681 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Trade payables | 2,626 | 2,868 |
| Prepayments | 1,736 | 1,711 |
| Other payables: | | |
| - from investing activities | - | - |
| - other | 319 | 234 |
| **Total** | **4,681** | **4,813** |

Trade payables amounted to €2,868 million, representing an increase of €242 million, due to increased Group activities.
Prepayments of €1,711 million (€1,736 million at December 31, 2007) consisted mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (€1,446 million at June 30, 2008 – €1,385 million at December 31, 2007) and advances on contract work in progress received by Saipem SpA and foreign subsidiaries (€265 million at June 30, 2008 - €351 million at December 31, 2007).
Trade payables and advances to parent companies (Eni Corporate and Divisions) amounted to €46 million (€50 million at December 31, 2007).
Trade payables to Eni Group companies are shown in Note 43 'Transactions with related parties'.
Payables to jointly controlled companies, with regard to the non-consolidated portion, consisted of the following:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| BOS Shelf Ltd Society | - | 3 |
| Starstroi Llc | 2 | 1 |
| **Total** | **2** | **4** |

Other payables of €234 million were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Payables to: | | |
| - current account holders | - | 11 |
| - employees | 89 | 108 |
| - national insurance/social security contributions | 17 | 37 |
| - factoring companies | 39 | 15 |
| - insurance companies | 7 | 7 |
| - creditors relating to advances | 25 | 44 |
| - consultants and professionals | 2 | 1 |
| - bills of exchange payable | 2 | 1 |
| Other | 138 | 10 |
| **Total** | **319** | **234** |

Payables to factoring companies related to payables of Snamprogetti SpA to suppliers, which in turn sold the corresponding receivables to factoring companies.
Other payables to related parties are shown in Note 43 'Transactions with related parties'.
The fair value of trade and other payables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

## 17 Income tax payables

Income tax payables of €231 million (€163 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| - Italian tax authorities | 97 | 155 |
| - Foreign tax authorities | 66 | 76 |
| **Total** | **163** | **231** |

The increase in income tax payables of €68 million was mainly related to amounts payable by Italian group companies (mainly Saipem SpA), and foreign group companies to local tax authorities.

## 18 Other current tax payables

Other current tax payables of €62 million (€73 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| - Italian tax authorities: | 15 | 6 |
| . VAT | 2 | 2 |
| . other | 13 | 4 |
| - Foreign tax authorities: | 58 | 56 |
| . VAT | 20 | 23 |
| . other | 38 | 33 |
| **Total** | **73** | **62** |

The decrease in other current tax payables of €11 million was mainly related to other amounts payable to the Italian tax authorities by Saipem SpA (€3 million) and Snamprogetti SpA (€3 million).

## 19 Other current liabilities

Other current liabilities of €154 million (€136 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Fair value of non-hedging derivatives | 16 | 18 |
| Fair value of hedging derivatives | 79 | 91 |
| Other | 41 | 45 |
| **Total** | **136** | **154** |

At June 30, 2008, the fair value of derivative instruments was equal to a negative amount of €109 million (€95 million at December 31, 2007).

The following table shows the fair value of derivatives at June 30, 2008:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Fair value assets on derivatives | 91 | 119 |
| Fair value liabilities on derivatives | (95) | (109) |
| **Total** | **(4)** | **10** |

The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on period-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at June 30, 2008, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the period-end exchange rate and the respective forward interest rate curves.
Fair value of derivative contracts by type is provided in the following table:

| | Liabilities Dec. 31, 2007 | | | Liabilities June 30, 2008 | | |
|---|---|---|---|---|---|---|
| | Fair value | Commitments | | Fair value | Commitments | |
| (€ million) | | purchase | sale | | purchase | sale |
| 1) Derivative contracts qualified for hedge accounting: | | | | | | |
| - interest rate derivatives | | | | | | |
| . interest rate swaps | - | | | - | | |
| - forward currency contracts (Spot component) | | | | | | |
| . purchase | 86 | | | 88 | | |
| . sale | 5 | | | 9 | | |
| Total | 91 | | | 97 | | |
| - forward currency contracts (Forward component) | | | | | | |
| . purchase | (12) | | | (5) | | |
| . sale | - | | | (1) | | |
| Total | (12) | 1,747 | 372 | (6) | 2,424 | 486 |
| **Total derivative contracts qualified for hedge accounting** | 79 | | | 91 | | |
| 2) Derivative contracts not qualified for hedge accounting: | | | | | | |
| - interest rate derivatives | | | | | | |
| . interest rate swaps | - | | | - | | |
| - forward currency contracts (Spot component) | | | | | | |
| . purchase | 10 | | | 4 | | |
| . sale | 1 | | | 2 | | |
| Total | 11 | | | 6 | | |
| - forward currency contracts (Forward component) | | | | | | |
| . purchase | - | | | 2 | | |
| Total | - | 546 | 92 | 2 | 518 | 263 |
| - commodities | | | | | | |
| . futures | - | | | - | | |
| . other derivative contracts | 5 | | | 10 | | |
| Total | 5 | | | 10 | | |
| **Total derivative contracts not qualified for hedge accounting** | 16 | | | 18 | | |
| **Total** | 95 | | | 109 | | |

For a comprehensive analysis of the fair value of hedging derivatives, see Note 7 'Other current assets'.
Information on the hedged risks and the hedging policy is given in the Annual Report and in the 'Risk management' section of the 'Operating and Financial Review'.
Other current liabilities amounted to €45 million (€41 million at December 31, 2007).
Other payables to related parties are shown in Note 43 'Transactions with related parties'.

# Non-current liabilities

## 20 Long-term debt and current portion of long-term debt

Long-term debt, including the current portion of long-term debt, amounted to €932 million (€896 million at December 31, 2007) and was as follows:

| (€ million) | Dec. 31, 2007 Current portion of long-term debt | Dec. 31, 2007 Long-term debt | Dec. 31, 2007 Total | June 30, 2008 Current portion of long-term debt | June 30, 2008 Long-term debt | June 30, 2008 Total |
|---|---|---|---|---|---|---|
| Banks | - | 475 | 475 | 2 | 475 | 477 |
| Other financial institutions | 5 | 416 | 421 | 3 | 452 | 455 |
| **Total** | **5** | **891** | **896** | **5** | **927** | **932** |

Long-term debt is shown below by year of maturity:

(€ million)

| Type | Maturity range | 2009 | 2010 | 2011 | 2012 | After |
|---|---|---|---|---|---|---|
| Banks | 2008-2011 | - | 275 | 200 | - | - |
| Other financial institutions | 2008-2017 | 18 | - | - | - | 434 |
| **Total** | | **18** | **275** | **200** | - | **434** |

Long-term debt amounted to €927 million, up €36 million versus December 31, 2007 (€891 million).
Saipem SpA and Saipem sa entered into certain borrowing facilities for €75 million and €18 million, respectively (€75 million and €34 million at December 31, 2007) with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the consolidated financial statements of Saipem and separate financial statements of Saipem sa. Saipem SpA and Saipem sa were in compliance with the covenants contained in their respective financing arrangements.
The following table analyses long-term debt, inclusive of the current portion of long-term debt, by issuing institution, currency, maturity and average interest rate:

(€ million)

| Issuing institution | Currency | Maturity | Dec. 31, 2007 Amount | Dec. 31, 2007 Interest rate % from | Dec. 31, 2007 Interest rate % to | June 30, 2008 Amount | June 30, 2008 Interest rate % from | June 30, 2008 Interest rate % to |
|---|---|---|---|---|---|---|---|---|
| Eni SpA | Euro | | 400 | 4.710 | - | 403 | 4.95 | - |
| Eni Coordination Center SA | US Dollar | | - | - | - | 36 | 4.60 | - |
| Third parties | Euro | 2010-2011 | 480 | 4.527 | 4.542 | 477 | 5.26 | 5.63 |
| Third parties | US Dollar | 2009 | 16 | 5.541 | - | 16 | 4.91 | - |
| **Total** | | | **896** | | | **932** | | |

There was no debt secured by mortgages and liens on fixed assets of consolidated companies or by pledges on securities. At June 30, 2008, there was an outstanding loan of €15 million, granted to a foreign associate, secured by a deposit.
At June 30, 2008, there were no unfulfilment of terms and conditions or violation of agreements in relation to financing contracts.

The fair value of long-term debt, including the current portion of long-term debt, amounted to €716 million (€686 million at December 31, 2007) and was calculated by discounting the expected future cash flows at the following rates:

| (%) | 2007 | 2008 |
|---|---|---|
| Euro | 4.53-4.71 | 5.05-5.35 |
| US Dollar | 3.79 | 3.43-4.43 |

The difference between the fair value of long-term debt and its nominal value was mainly due to the debt of €400 million maturing in 2017.
The following table shows net borrowings as indicated in the section 'Financial and economic results' of the 'Operating and Financial Review'.

| | Dec. 31, 2007 | | | June 30, 2008 | | |
|---|---|---|---|---|---|---|
| (€ million) | Current | Non-current | Total | Current | Non-current | Total |
| A. Cash | 2,170 | - | 2,170 | 2,081 | - | 2,081 |
| B. Cash equivalents: | | | | | | |
| - financing receivables for non-operating purposes due within 90 days | - | - | - | - | - | - |
| C. Available-for-sale and held-to-maturity securities | - | - | - | - | - | - |
| **D. Liquidity (A+B+C)** | **2,170** | - | **2,170** | **2,081** | - | **2,081** |
| E. Financing receivables | 65 | - | 65 | 126 | - | 126 |
| F. Short-term bank debt | 264 | - | 264 | 101 | - | 101 |
| G. Long-term bank debt | - | 475 | 475 | 2 | 475 | 477 |
| H. Short-term related party debt | 2,660 | - | 2,660 | 2,858 | - | 2,858 |
| I. Long-term related party debt | - | 400 | 400 | 3 | 436 | 439 |
| L. Other short-term debt | 109 | - | 109 | 239 | - | 239 |
| M. Other long-term debt | 5 | 16 | 21 | - | 16 | 16 |
| **N. Total borrowings (-E+F+G+H+I+L+M)** | **2,973** | **891** | **3,864** | **3,077** | **927** | **4,004** |
| **O. Net borrowings (N-D)** | **803** | **891** | **1,694** | **996** | **927** | **1,923** |

Net borrowings include IRS liabilities; however it does not include the fair value of derivatives indicated in Notes 7 and 14 'Other current assets' and 'Other non-current assets' and in Note 19 'Other current liabilities'.
Current financing receivables for non-operating purposes of €126 million (€65 million at December 31, 2007) consisted mainly of amounts to be received by Saipem SpA and Snamprogetti SpA from the CEPAV Due Consortium and financing receivables relating to time deposits at financial institutions.

## 21 Provisions

Provisions of €187 million (€184 million at December 31, 2007) were as follows:

| (€ million) | Value at Dec. 31, 2007 | Increases | Utilisations | Other changes | Value at June 30, 2008 |
|---|---|---|---|---|---|
| Provisions for taxes | 49 | 7 | (7) | - | 49 |
| Provisions for contractual penalties and disputes | 25 | 2 | (3) | 9 | 33 |
| Provisions for investments losses | 1 | - | - | (1) | - |
| Provisions for redundancy incentives | 1 | - | - | - | 1 |
| Other | 108 | 11 | (13) | (2) | 104 |
| Total | 184 | 20 | (23) | 6 | 187 |

The **provisions for taxes** amounting to €49 million referred entirely to ongoing or potential disputes with foreign tax authorities, based on recent assessments, are still pending.
The **provisions for contractual penalties and disputes** amounted to €33 million and consisted entirely of accruals by a foreign subsidiary. This represents a best estimate of the amount that may be required to settle current disputes.
The **provisions for redundancy incentives** at June 30, 2008 amounted to €1 million.
**Other provisions** stood at €104 million and principally consisted of an estimate of expected losses on long-term contracts in the Offshore and Onshore sectors. With respect to the foregoing liabilities, Saipem does not reasonably expect any material additional losses beyond those amounts accrued above.

## 22 Provisions for employee benefits

Provisions for employee benefits of €172 million (€167 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Employee termination indemnities | 69 | 69 |
| Other | 98 | 103 |
| Total | 167 | 172 |

## 23 Deferred tax liabilities

Deferred tax liabilities of €66 million (€52 million at December 31, 2007) are shown net of offsettable deferred tax assets.

| (€ million) | Dec. 31, 2007 | Additions | Deductions | Currency translation differences and other changes | June 30, 2008 |
|---|---|---|---|---|---|
| Deferred tax liabilities | 52 | 6 | (1) | 9 | 66 |
| Total | 52 | 6 | (1) | 9 | 66 |

'Currency translation differences and other changes' of positive €9 million mainly related to a decrease in offsetting of deferred tax assets against deferred tax liabilities by individual companies (€7 million), exchange rate losses (€5 million) and the recognition of the tax effect of fair value adjustments to hedging derivatives recorded in equity (€5 million).

Net deferred tax liabilities consisted of the following:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Deferred tax liabilities | (213) | (221) |
| Offsettable deferred tax assets | 161 | 155 |
| | (52) | (66) |
| Non-offsettable deferred tax assets | 61 | 59 |
| **Net deferred tax assets (liabilities)** | **9** | **(7)** |

**Tax losses**

Under Italian tax law, tax losses can be carried forward for up to five subsequent years, except for losses incurred in the first three years of activity of a company, which can be carried forward without time limit. Tax losses of foreign companies can be carried forward on average for more than five years, while a considerable part can be carried forward without limit. Tax recovery corresponds to a tax rate of 27.5% for Italian companies and to an average tax rate of 31% for foreign companies.

Tax losses, amounting to €327 million, related entirely to foreign companies and can be used in the following periods:

| (€ million) | Italian subsidiaries | Foreign subsidiaries |
|---|---|---|
| 2009 | - | 21 |
| 2010 | - | - |
| 2011 | - | 22 |
| 2012 | - | - |
| 2013 | - | 5 |
| After 2013 | - | - |
| Without limit | - | 279 |
| **Total** | **-** | **327** |

Deferred tax assets recognised at June 30, 2008 in respect of tax losses carried forward amounted to €42 million.

## 23 Other non-current liabilities

At June 30, 2008, there were no other non-current liabilities (€2 million at December 31, 2007).

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Trade and other payables | 2 | - |
| **Total** | **2** | **-** |

## Shareholders' equity

### 25 Minority interest

Minority interest at June 30, 2008 amounted to €6 million, up €2 million from December 31, 2007.
Minority interest in profit and shareholders' equity related to the following consolidated subsidiaries:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| ER SAI Caspian Contractor Llc | 2 | 3 |
| Varisal - Serviços de Consultadoria e Marketing Lda | - | 2 |
| Saipem (Nigeria) Ltd | 1 | 1 |
| Saipem Contracting (Nigeria) Ltd | 1 | - |
| **Total** | **4** | **6** |

### 26 Saipem's shareholders' equity

Saipem's shareholders' equity at June 30, 2008, amounting to €2,599 million was as follows:

| (€ million) | Dec. 31, 2007 | June 30, 2008 |
|---|---|---|
| Share capital | 441 | 441 |
| Share premium reserve | 55 | 55 |
| Legal reserve | 72 | 87 |
| Reserve for the buy-back of treasury shares | 34 | 58 |
| Cash flow hedge reserve | 108 | 143 |
| Cumulative currency translation differences | (93) | (127) |
| Other reserves | 7 | 7 |
| Retained earnings | 873 | 1,525 |
| Net profit of the period | 875 | 501 |
| Treasury shares | (77) | (91) |
| **Total** | **2,295** | **2,599** |

Saipem's shareholders' equity, amounting to €2,599 million, increased by €304 million from December 31, 2007 as a result of the following:

| (€ million) | |
|---|---|
| **Shareholders' equity at December 31, 2007** | **2,295** |
| - net profit for the first half of 2008 | 501 |
| - gains (losses) recognised in cash flow hedge reserve | 35 |
| - dividends distributed to Saipem shareholders | (192) |
| - buy-back of treasury shares | (17) |
| - treasury shares transferred under incentive schemes for managers | 3 |
| - effect of fair value measurement of investments not held for trading | (6) |
| - exchange rate differences arising from the translation into euro of financial statements expressed in a currency other than the euro | (34) |
| - other changes | 14 |
| **Total changes** | **304** |
| **Shareholders' equity at June 30, 2008** | **2,599** |

### 27 Share capital

At June 30, 2008, the share capital of Saipem SpA, fully paid-up, amounted to €441 million, corresponding to 441,410,900 shares with a nominal value of €1 each, of which 441,251,800 are ordinary shares and 159,100 are savings shares.

On April 28, 2008, Saipem's Shareholders' Meeting approved a dividend distribution of €0.44 per ordinary share and €0.47 per savings share, with the exclusion of treasury shares.

## 28 Share premium reserve

The share premium reserve at June 30, 2008, amounting to €55 million, was unchanged from December 31, 2007.

## 29 Other reserves

At June 30, 2008, other reserves amounted to €168 million (€128 million at December 31, 2007) and consisted of the following items.

**Legal reserve**

At June 30, 2008, the legal reserve stood at €87 million. This represents the portion of profits, accrued as per Article 2430 of the Italian Civil Code, that cannot be distributed as dividends. The reserve increased by €15 million versus December 31, 2007, following the allocation of 2007 net profit.

**Cash flow hedge reserve**

This reserve amounted to €143 million and related to the fair value valuation of Interest Rate Swaps and the spot component of foreign currency hedging contracts at June 30, 2008.
The tax effect amounted to €52 million (€47 million at December 31, 2007).

**Cumulative currency translation differences**

This reserve amounted to a negative €127 million and related to exchange rate differences arising from the translation into euro of financial statements expressed in a currency other than the euro.

**Reserve for the buy-back of treasury shares**

The reserve for the buy-back of treasury shares amounted to €58 million, an increase of €24 million versus December 31, 2007. The change in the reserve is due to the reclassification of €17 million from retained earnings to complete stock grant and stock option plans, and to the allocation of €58 million by drawing from retained earnings, as per the Shareholders' Meeting resolution of April 28, 2008, which authorised the Board of Directors, pursuant to Article 2357, paragraph 2, of the Italian Civil Code, to buy-back, over a period of 18 months from the date of the shareholders' approval, up to No. 1,700,000 treasury shares with a nominal value of €1 each at a price not lower than their nominal value but not higher than 5% with respect to the reference price on the day preceding each purchase, which shall take place on the Italian market in accordance with the procedures set forth by the Italian Stock Exchange, and for an overall amount not exceeding €58 million.
The decrease of €17 million following the purchase of 695,300 treasury shares during the year was reclassified under the caption 'Treasury shares'.

**Other reserves**

Other reserves, amounting to €7 million, referred to the allocation of part of 2007 net profit, pursuant to Article 2426, 8-*bis* of the Italian Civil Code. This caption also comprises the re-valuation reserve set up by Saipem SpA in previous years, amounting to €2 million.

**Distributable reserves**

Saipem's shareholders' equity at June 30, 2008 included distributable reserves of €2,471 million (€2,215 million at December 31, 2007), some of which are subject to taxation upon distribution. A deferred tax liability has been recorded in relation to the share of reserves the Group expects to distribute (€41 million at June 30, 2008).

## 30 Treasury shares

Saipem SpA holds 5,441,219 treasury shares (5,033,496 at December 31, 2007), amounting to €91 million (€77 million at December 31, 2007). These are ordinary shares of Saipem SpA with a nominal value of €1 each.

Treasury shares are for allocation to the 2002-2007 stock option plans and stock grant plans. Operations involving treasury shares during the year were as follows:

| | Number of shares | Average cost (€) | Total cost (€ million) | Share capital (%) |
|---|---|---|---|---|
| **Treasury shares bought back** | | | | |
| 2003 (from May 2) | 2,125,000 | 6.058 | 13 | 0.48 |
| 2004 | 1,395,000 | 7.044 | 10 | 0.32 |
| 2005 | 3,284,589 | 10.700 | 35 | 0.74 |
| 2006 | 1,919,355 | 18.950 | 36 | 0.43 |
| 2007 | 848,700 | 25.950 | 22 | 0.19 |
| 2008 | 695,300 | 24.539 | 17 | 0.16 |
| **Total** | **10,267,944** | **12.982** | **133** | **2.32** |
| Less treasury shares allocated: | | | | |
| - as stock grants | 1,364,200 | | | |
| - as stock options | 3,462,525 | | | |
| **Treasury shares held at June 30, 2008** | **5,441,219** | **16.739** | **91** | **1.23** |

At June 30, 2008, outstanding stock grants totaled No. 242,300 shares and outstanding stock options amounted to No. 5,178,369 shares.

Further information on stock option and stock grant plans are provided in Note 35 'Payroll and related costs'.

**Reconciliation of net profit and shareholders' equity of the parent company Saipem SpA to consolidated net profit and shareholders' equity**

| | Dec. 31, 2006 | | Dec. 31, 2007 | | June 30, 2008 | |
|---|---|---|---|---|---|---|
| (€ million) | Shareholders' equity | Net profit | Shareholders' equity | Net profit | Shareholders' equity | Net profit |
| **As reported in Saipem SpA's financial statements** | **762** | **156** | **923** | **287** | **775** | **46** |
| Difference between the equity value and results of consolidated companies and the equity value and result of consolidated companies as accounted for in Saipem SpA financial statements | 394 | 242 | 757 | 585 | 1,201 | 448 |
| Consolidation adjustments, net of effects of taxation: | | | | | | |
| - difference between cost and underlying value of equity | 676 | 3 | 883 | (2) | 805 | (81) |
| - elimination of unrealized intercompany profits | (287) | (33) | (284) | 26 | (267) | 11 |
| - other adjustments | 40 | 19 | 20 | (18) | 91 | 80 |
| **Total shareholders' equity** | **1,585** | **387** | **2,299** | **878** | **2,605** | **504** |
| Minority interest | (4) | (3) | (4) | (3) | (6) | (3) |
| **As reported in the consolidated financial statements** | **1,581** | **384** | **2,295** | **875** | **2,599** | **501** |

## 31 Guarantees, commitments and risks

**Guarantees**

Guarantees of €4,817 million (€4,298 million at December 31, 2007) were as follows:

| (€ million) | Dec. 31, 2007 Unsecured | Dec. 31, 2007 Other guarantees | Dec. 31, 2007 Total | June 30, 2008 Unsecured | June 30, 2008 Other guarantees | June 30, 2008 Total |
|---|---|---|---|---|---|---|
| Associates | 22 | 65 | 87 | 22 | 66 | 88 |
| Consolidated companies | 506 | 3,332 | 3,838 | 489 | 3,771 | 4,260 |
| Own | 22 | 350 | 372 | 21 | 446 | 467 |
| Other | - | 1 | 1 | - | 2 | 2 |
| **Total** | **550** | **3,748** | **4,298** | **532** | **4,285** | **4,817** |

Other guarantees issued for associated and consolidated companies of €3,837 million (€3,397 million at December 31, 2007) mainly relate to: (i) guarantees given to third parties relating to bid bonds and performance bonds of €3,743 million, including VAT recoverable from tax authorities of €5 million; (ii) letters of patronage issued to commissioning entities of €90 million.

**Commitments**

Saipem SpA, for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by subsidiary or associates where they fail to fulfil the contractual obligations themselves, as well as to paying for any damages incurred as a result of any failure to meet those obligations.

These commitments guarantee contracts whose overall value amounted to €15,737 million (€10,719 million at December 31, 2007), including the backlog quota at June 30, 2008 relating to Group companies.

**Risk management**

The main risks that the Company is facing and actively monitoring and managing are described in the 'Risk management' section of the Operating and Financial Review.

## Legal proceedings

Following the acquisition of Snamprogetti, Saipem is involved in civil and administrative proceedings and legal actions linked with the normal performance of its activities. Based on information at the company's disposal at the time of printing and in consideration of the provisions made for contingencies, Saipem deems that these proceedings and actions will not have significant negative effects on its consolidated balance sheet.

A brief summary of the most important ongoing proceedings is provided hereafter. Unless otherwise stated, no provision has been made in relation to these proceedings, because Saipem deems an adverse outcome to be unlikely.

**CEPAV (Consorzio Eni per l'Alta Velocità) Due**

The arbitration proceedings brought by the Consortium against 'Treno ad Alta Velocità' (High Speed Train, hereafter TAV) to recover damages for delays allegedly attributable to TAV, begun in 2000, is still ongoing. The proceedings recognised the consortium's right to damages with a partial award issued on January 4, 2007. Arbitration is ongoing to quantify those damages. TAV contested the award, pleading the previous termination of the relevant agreement. In fact, Decree Law No. 7 of January 31, 2007 - subsequently converted into law - revoked the concession awarded by Ferrovie dello Stato to TAV SpA, for the construction of the Milan-Verona line. The impact of this revocation would be extended to the agreement that CEPAV Due signed with TAV SpA on October 15, 1991, leading to its termination.

After the decree entered into force, the Consortium brought a second arbitration proceeding aimed at recovering damages for breaches of contract committed by TAV before the issue of the decree. Possible damages include the damages caused by the

revoking of the agreement. TAV has rejected all requests for damages and again pleaded the previous termination of the agreement. The judgment is pending.
It should be noted that by order dated October 9, 2007, the Council of State rejected the request filed by the Consortium and granted by the Lazio Tar (Regional Administrative Court) for the suspension of the revocation of the concession granted to TAV, of the termination of the CEPAV Due/TAV Agreement, and of a subsequent CIPE resolution with which it was decided to award to other parties the construction of the high-speed line which had been previously awarded to CEPAV Due. A proceeding filed by the Consortium with the aim of establishing whether the provisions of Decree Law No. 7 of January 31, 2007 violate the laws of the Treaty establishing the European Community is still pending before the European Court of Justice.
Finally, Article 12 of Decree Law No. 112 of June 25, 2008, whose conversion into law is pending, provided for the 'Annulment of the revocation of the TAV concessions ' and for the continuation without interruption of the framework agreement signed by CEPAV Due with TAV SpA on October 15, 1991 with RFI (Rete Ferroviaria Italiana) SpA.

**CEPAV (Consorzio Eni per l'Alta Velocità) Uno - TAV SpA**

As mentioned in previous financial statements, the CEPAV Uno Consortium (Eni Consortium for the High-Speed Railway Line), consisting of Snamprogetti SpA having a 50.1% stake; Saipem SpA a 0.26% stake; Consorzio Cooperative Costruzioni - CCC, a 21.34% stake; Grandi Lavori - Fincosit and Impresa Pizzarotti & C. a 14.15% stake each, signed an agreement with TAV SpA on October 15, 1991 and, subsequently, a supplemental agreement on August 3, 2000 and an addendum on June 27, 2003, for the construction of the Milan-Bologna high-speed railway line. These agreements were also signed by Eni SpA, acting as guarantor, to ensure the Consortium's timely and complete fulfilment of all the obligations included in the agreement, the subsequent supplemental agreement and addendum as well as any ensuing addenda/modifications. The Consortium has asked for an extension to the completion dates for the works and additional fees (indicated, on November 30, 2005, as in excess of €800 million).
CEPAV Uno and TAV have tried to find an amicable settlement; however this attempt failed on March 14, 2006. For this reason, on April 27, 2006, notification of arbitration was sent to TAV. The deadline for the arbitration committee to file the arbitration award has been set for June 30, 2009.

**Consortium TSKJ - SEC enquiries**

As mentioned in previous financial statements, in June 2004, the Securities and Exchange Commission (SEC) of the USA sent Eni a request for voluntary collaboration, which Eni, Saipem and Snamprogetti promptly accepted, in order to acquire documentation and other information concerning the TSKJ consortium, involved with the construction in Nigeria (Bonny Island) of natural gas liquefaction plants. Snamprogetti has a 25% indirect stake in the TSKJ consortium, while the remainder is held by the subsidiaries of Halliburton/KBR, Technip and JGC. The SEC investigation relates to alleged improper payments made to public officials by TSKJ. Inquiries into this matter are also being conducted by other authorities. Saipem and Snamprogetti have provided the SEC and other authorities with the documentation and information it possesses, and provided all the necessary assistance. Investigations are currently still underway.

**EniPower - Enquiries by the Judiciary**

As mentioned in previous financial statements, as part of the investigation started by the Milan judicial authorities (penal proceedings 2460/03 R.G.N.R. pending at the Procurer of the Republic of Milan) into contracts awarded by EniPower to various companies, Snamprogetti SpA (engineering services and procurement contractor), together with other parties, were served a warning to inform them that they were under investigation, pursuant to Article 25 of Legislative Decree 231/2001. Preliminary investigations ended in August 2007 with the recording of the relevant documents with successful results. Snamprogetti was not included among the parties still under investigation for whom committals for trial have been requested.
Snamprogetti therefore decided to appear as the aggrieved party against the physical and legal persons implicated in transactions that may have related to the Company. Preliminary hearing discussions are currently under way before the GUP (preliminary hearing judge).

## Revenues

The following is a summary of the main components of revenues. Additional information about changes in revenues is provided in the 'Financial and economic results' section of the 'Operating and Financial Review'.

### 32 Net sales from operations

Net sales from operations were as follows:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Net sales from operations | 4,225 | 4,165 |
| Changes in contract work in progress | 510 | 454 |
| **Total** | **4,735** | **4,619** |

Information required by IAS 11, paragraphs 39, 40 and 42 is provided by business sector in Note 42.
Revenues from Eni Group companies amounted to €492 million (€475 million at June 30, 2007).
It should be noted that because of the nature of Saipem's business, revenues are not affected by significant cyclical or seasonal trends.

### 33 Other income and revenues

Other income and revenues were as follows:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Contract penalties and other trade revenues | 1 | 1 |
| Gains on disposal of assets | 2 | 3 |
| Compensation for damages | 2 | 5 |
| Other | - | 5 |
| **Total** | **5** | **14** |

Other income and revenues from Eni Group companies amounted to €4 million (€3 million at June 30, 2007).

## Operating expenses

The following is a summary of the main components of operating expenses. For more information about changes in operating expenses, see the 'Financial and economic results' section of the 'Operating and Financial Review'.

### 34 Purchases, services and other

Purchases, services and other miscellaneous operating expenses included the following:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Production costs - raw, ancillary and consumable materials and goods | 1,221 | 967 |
| Production costs - services | 2,140 | 2,170 |
| Operating leases and other | 262 | 193 |
| Net provisions for contingencies | (11) | (3) |
| Other expenses | 29 | 25 |
| less: | | |
| - capitalised costs directly associated with self-constructed assets | (102) | (11) |
| - variations in inventories | (16) | (33) |
| **Total** | **3,523** | **3,308** |

Production costs for services included agency fees of €19 million (€12 million in the first half of 2007).
Net provisions for contingencies are detailed in Note 21 'Provisions'.
Purchases, services and other expenses towards Eni Group companies amounted to €35 million (€36 million at June 30, 2007).

## 28 Payroll and related costs

Payroll and related costs were as follows:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Payroll | 671 | 678 |
| less: | | |
| - capitalised costs directly associated with self-constructed assets | (2) | (5) |
| **Total** | **669** | **673** |

### Stock-based compensation

Stock-based compensation plans are designed to motivate and retain Saipem SpA's managers. No significant changes were made to these plans as they were described in the Consolidated Financial Statements at December 31, 2007. At June 30, 2008, Saipem SpA had not approved any new stock grant and stock option plans for Saipem managers.

STOCK GRANTS

At June 30, 2008, No. 242,300 grants with a nominal value of €1 each were outstanding and related to the 2005 stock grant plan (shares with a fair value of €11.756 per share).
The following table shows changes in the stock grant plans:

| | 2007 | | | 2008 | | |
|---|---|---|---|---|---|---|
| (€ thousand) | Number of shares | Average strike price [(a)] | Market price [(b)] | Number of shares | Average strike price [(a)] | Market price [(b)] |
| **Stock grants as of January 1** | **1,042,700** | - | **20,583** | **246,100** | - | **6,751** |
| New rights granted | - | - | - | - | - | - |
| (Rights exercised in the period) | (759,400) | - | 20,133 | (2,400) | - | 65 |
| (Rights cancelled in the period) | (37,200) | - | 969 | (1,400) | - | 52 |
| **Stock grants outstanding as of June 30** | **246,100** | - | **6,751** | **242,300** | - | **7,228** |
| **of which exercisable at June 30** | - | - | - | - | - | - |

(a) Since these are stock grants, the strike price is zero.
(b) Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on the Italian stock market in the month preceding the date of the stock grant assignment, the date on which the issue of the shares or, for rights cancelled, the date of the unilateral termination of employment), weighted by the number of shares. The market price of stock grants at the beginning and end of the period is the price recorded at June 30.

STOCK OPTIONS

The following table shows changes in the stock option plans:

| | 2007 | | | 2008 | | |
|---|---|---|---|---|---|---|
| (€ thousand) | Number of shares | Average strike price (€) | Market price [a] | Number of shares | Average strike price (€) | Market price [a] |
| **Stock options as of January 1** | **5,404,088** | **11.642** | **106,677** | **5,482,696** | **16.319** | **150,390** |
| New options granted | 1,332,500 | 26.521 | 36,324 | - | - | - |
| (Options exercised in the period) | (1,253,892) | 7.001 | 31,573 | (285,177) | 7.008 | 8,507 |
| (Options cancelled in the period) [b] | - | - | - | (19,150) | - | 422 |
| **Stock options outstanding as of June 30** | **5,482,696** | **16.319** | **150,390** | **5,178,369** | **16.825** | **154,620** |
| **of which exercisable at June 30** | **827,946** | **6.518** | **22,711** | **548,369** | **6.353** | **16,358** |

(a) The market price relating to new options granted, options exercised in the period and options cancelled in the period corresponds to the average market value. The market price of shares underlying options outstanding at the beginning and end of the period is the price recorded at January 1 and June 30.
(b) Rights cancelled relate to the termination of employment.

At June 30, 2008, outstanding stock options totalled No. 5,178,369 for the purchase of 5,178,369 Saipem SpA shares with a nominal value of €1 each.

| | Number of options | Strike price (€) | Average remaining life (years) | Fair value (€) for assignees resident in Italy | Fair value (€) for assignees resident in France |
|---|---|---|---|---|---|
| 2002 plan | 420,369 | 6.187 | 1 | n.a. | n.a. |
| 2003 plan | 115,000 | 6.821 | 2 | 1.1928 | 1.1806 |
| 2004 plan | 431,000 | 7.594 | 3 | 2.0935 | 2.0085 |
| 2005 plan | 943,000 | 11.881 | 5 | 3.1029 | 2.9795 |
| 2006 plan | 1,936,500 | 17.519 | 4 | 5.7208 | 6.1427 |
| 2007 plan | 1,332,500 | 26.521 | 5 | 8.8966 | 9.5320 |
| **Total** | **5,178,369** | | | | |

**Average number of employees**

The average number of employees, by category, for all the consolidated companies was as follows:

| (number) | First half 2007 | First half 2008 |
|---|---|---|
| Senior managers | 421 | 426 |
| Junior managers | 3,463 | 3,699 |
| White collars | 14,195 | 14,223 |
| Blue collars | 14,735 | 14,648 |
| Seamen | 159 | 256 |
| **Total** | **32,973** | **33,252** |

The average number of employees was calculated as the arithmetic mean of the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries whose position is comparable to senior manager status.

## 36 Depreciation, amortisation and impairment

Depreciation, amortisation and impairment are detailed below:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Depreciation and amortisation | 139 | 163 |
| Impairment | - | - |
| less: | | |
| - capitalised costs directly associated with self-constructed assets | - | - |
| Total | 139 | 163 |

No impairment losses were recognised on tangible or intangible assets during the first half of 2008.

## 37 Finance income (expense)

Finance income (expense) consisted of the following:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| **Positive (negative) exchange differences** | (15) | (7) |
| Positive exchange differences | 266 | 382 |
| Negative exchange differences | (281) | (389) |
| **Gains (losses) on derivatives** | (5) | (9) |
| Net realised gains (losses) on derivatives | (18) | (5) |
| Net realised gains (losses) on foreign currency hedges | 13 | (4) |
| **Net finance expense to Group financial companies** | (34) | (45) |
| Financial income from Group financial companies | 17 | 36 |
| Interest and other finance expense to Group financial companies | (51) | (81) |
| **Net interest to banks** | 3 | (6) |
| Interest income from banks | 10 | 4 |
| Interest expense to banks | (7) | (10) |
| **Interest and other finance expense on debt** | (2) | - |
| **Other net finance income (expense)** | (4) | 18 |
| Other finance income | 5 | 19 |
| Other finance expense | (9) | (1) |
| **Total finance income (expense)** | (57) | (49) |

Gains (losses) on derivatives consisted of the following:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Derivatives on exchange rate | 12 | (6) |
| Derivatives on interest rate | - | - |
| Derivatives on commodities | 1 | 2 |
| | 13 | (4) |

The net loss on derivatives of €4 million (net gain of €13 million in the first half of 2007) was primarily due to the recognition in the income statement of the change in the fair value of those derivatives which cannot be qualified as hedging instruments under IFRS and changes in the value of the forward component of derivatives that qualify for hedge accounting.

## 38 Income (expense) from investments

Share of profit (loss) of investments accounted for using the equity method and other gains (losses) from investments consisted of the following:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Share of profit (loss) of investments accounted for using the equity method | 25 | 7 |
| Gain on disposals | - | 187 |
| Dividends | 3 | 1 |
| **Total** | **28** | **195** |

More information is provided in Note 10 'Investments accounted for using the equity method'.

'Gain on disposal' mainly related (€185 million) to the sale of the investment in Gaztransport & Technigaz sas. This figure takes into account the allocation of a part of the goodwill arising on the acquisition of the Bouygues Offshore Group (€81 million).

## 39 Income taxes

Income taxes consisted of the following:

| (€ million) | First half 2007 | First half 2008 |
|---|---|---|
| Current taxes: | | |
| - Italian subsidiaries | 73 | 68 |
| - foreign subsidiaries | 59 | 50 |
| Net deferred taxes: | | |
| - Italian subsidiaries | (2) | 11 |
| - foreign subsidiaries | (19) | 2 |
| **Total** | **111** | **131** |

The effective tax rate (excluding the effect of the sale of the investment in Gaztransport et Technigaz sas) was 28%, compared with a rate of 29.1% in the first half of 2007.

## 40 Minority interest

Minority interest amounted to €3 million.

## 41 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Saipem's shareholders by the weighted average of ordinary shares issued and outstanding during the period, excluding treasury shares.

The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for 2008 and 2007 was 436,046,616 and 435,680,479, respectively.

Diluted earnings per share are calculated by dividing net profit for the period attributable to Saipem's shareholders by the weighted average of shares fully-diluted issued and outstanding during the period, with the exception of treasury shares and

including the number of shares that could potentially be issued in connection with stock-based compensation plans. The average number of shares used in the calculation of diluted earnings for 2007 and 2008 was 441,752,074 and 441,631,385, respectively. Reconciliation of the average number shares used for the calculation for both basic and diluted earnings per share was as follows:

| | | June 30, 2007 | June 30, 2008 |
|---|---|---|---|
| **Average number of shares used for the calculation of the basic earnings per share** | | **435,680,479** | **436,046,616** |
| Number of potential shares following stock grant plans | | 1,029,400 | 242,300 |
| Number of potential shares following stock option plans | | 4,883,094 | 5,183,369 |
| Number of savings shares convertible into ordinary shares | | 159,101 | 159,100 |
| **Average number of shares used for the calculation of the diluted earnings per share** | | **441,752,074** | **441,631,385** |
| Saipem's net profit | (€ million) | 268 | 501 |
| Basic earnings per share | (€ per share) | 0.62 | 1.16 |
| Diluted earnings per share | (€ per share) | 0.61 | 1.14 |

## 28 Information by industry segment

**Information by industry segment**

| (€ million) | Offshore | Onshore | Offshore Drilling | Onshore Drilling | Not allocated | Total |
|---|---|---|---|---|---|---|
| **First half 2007** | | | | | | |
| Net sales from operations [(a)] | 2,467 | 3,077 | 285 | 162 | - | 5,991 |
| less: intersegment sales | (744) | (413) | (82) | (17) | - | (1,256) |
| Net sales to customers | 1,723 | 2,664 | 203 | 145 | - | 4,735 |
| Operating profit | 197 | 125 | 65 | 22 | - | 409 |
| Depreciation, amortisation and impairment | 73 | 24 | 30 | 12 | - | 139 |
| Net income from investments | 1 | 27 | - | - | - | 28 |
| Capital expenditure | 229 | 55 | 165 | 72 | - | 521 |
| Investments | 15 | 128 | - | - | - | 143 |
| Current assets | 1,671 | 2,497 | 191 | 140 | 1,854 | 6,353 |
| Current liabilities | 1,445 | 2,983 | 145 | 82 | 2,576 | 7,231 |
| Provisions | 17 | 98 | - | - | 42 | 157 |
| **First half 2008** | | | | | | |
| Net sales from operations [(a)] | 2,377 | 2,922 | 357 | 221 | - | 5,877 |
| less: intersegment sales | 636 | 480 | 119 | 23 | - | 1,258 |
| Net sales to customers | 1,741 | 2,442 | 238 | 198 | - | 4,619 |
| Operating profit | 234 | 131 | 91 | 33 | - | 489 |
| Depreciation, amortisation and impairment | 81 | 23 | 32 | 27 | - | 163 |
| Net income from investments | 4 | 191 | - | - | - | 195 |
| Capital expenditure | 380 | 29 | 447 | 112 | 11 | 979 |
| Investments | 20 | 15 | - | - | - | 35 |
| Current assets | 1,828 | 2,569 | 243 | 178 | 2,362 | 7,180 |
| Current liabilities | 1,725 | 2,902 | 217 | 123 | 3,496 | 8,463 |
| Provisions | 12 | 89 | - | - | 86 | 187 |

(a) Before elimination of intersegment sales.

Intersegment sales were conducted on an arm's length basis.

The following table contains information required by IAS 11 paragraphs 39, 40 and 42.

| (€ million) | Offshore | Onshore | Offshore Drilling | Onshore Drilling | Not allocated | Total |
|---|---|---|---|---|---|---|
| Net sales from operations (a) | 1,741 | 2,442 | 238 | 198 | - | 4,619 |
| Change in provision for future losses (b) | (7) | (23) | - | - | - | (30) |
| **Total (a-b)** | **1,748** | **2,465** | **238** | **198** | - | **4,649** |
| Advances from clients | 115 | 150 | - | - | - | 265 |
| Provision for future losses (c) | 5 | 73 | - | - | - | 78 |
| Contract work in progress (d) | (322) | (781) | (5) | (40) | - | (1,148) |
| Deferred income (e) | 473 | 971 | 2 | - | - | 1,446 |
| **Total (c+d+e)** | **156** | **263** | **(3)** | **(40)** | - | **376** |

## 33 Transactions with related parties

Saipem SpA is a subsidiary of Eni SpA. Transactions with related parties entered by Saipem SpA and/or companies within the consolidation area regard essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni SpA subsidiaries or associates. These transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved.

The tables below shows the value of the transactions of a trade, financial or other nature entertained with related parties. The analysis by company is based on the principle of relevance in relation to the total amount of individual transactions. Transactions not itemised because they are immaterial are aggregated under the following captions:

- Eni subsidiary companies;
- Eni associates.

### Trade and other transactions

Trade transactions in the first half of 2007 consisted of the following:

(€ million)

| | June 30, 2007 | | | First half 2007 | | | |
|---|---|---|---|---|---|---|---|
| | | | | Costs | | Revenues | |
| Name | Receivables | Payables | Guarantees | Goods | Services | Goods and services | Other |
| **Unconsolidated associates** | | | | | | | |
| CEPAV (Consorzio Eni per l'Alta Velocità) Due | 13 | 53 | 22 | - | - | - | - |
| Consorzio ITA | 1 | - | - | - | - | - | - |
| Consorzio Bonifica Aree e Siti Inquinati | 2 | - | - | - | - | - | - |
| TSKJ - Serviços de Engenharia Lda | - | - | 25 | - | - | - | - |
| **Total** | **16** | **53** | **47** | - | - | - | - |
| **Unconsolidated subsidiaries** | | | | | | | |
| Snamprogetti Engineering BV | 5 | - | - | - | - | - | - |
| Snamprogetti Africa (Nigeria) Ltd | 1 | - | - | - | - | - | - |
| **Total** | **6** | - | - | - | - | - | - |
| **Eni subsidiaries** | | | | | | | |
| Eni SpA | 66 | 8 | 3,128 | - | 4 | - | - |
| Eni SpA Exploration & Production Division | 81 | 1 | - | 1 | - | 106 | 1 |
| Eni SpA Gas & Power Division | 12 | - | - | - | - | 7 | - |
| Eni SpA Refining & Marketing Division | 100 | 45 | - | 1 | 1 | 59 | - |
| Agip Energy & Natural Resources (Nigeria) Ltd | 9 | - | - | - | - | 11 | - |
| AgipFuel SpA | - | 1 | - | - | 2 | - | - |
| Agip Karachaganak BV | 2 | - | - | - | - | 2 | - |
| Agip Oil Ecuador BV | 2 | - | - | - | - | 4 | - |
| Ecofuel SpA | 1 | - | - | - | - | - | - |
| Eni Algeria Production BV | 1 | - | - | - | - | 2 | - |
| Eni Australia BV | 2 | 8 | - | - | - | 2 | - |
| Eni Congo SA | 68 | 2 | - | - | - | 67 | - |
| Eni Corporate University SpA | - | 3 | - | - | 2 | - | - |
| Eni Gas BV | - | - | 39 | - | - | - | - |
| Eni Iran BV | 10 | 2 | - | - | - | 7 | - |
| Eni Mediterranea Idrocarburi SpA | 9 | - | - | - | - | 12 | - |
| Eni North Africa BV | 1 | - | - | - | - | 1 | - |
| EniPower Ferrara Srl | 6 | 4 | 4 | - | - | 5 | - |
| EniPower Mantova SpA | 1 | - | - | - | - | 1 | - |
| EniPower SpA | 20 | 5 | 1 | - | - | 9 | - |
| EniServizi SpA | 1 | 19 | - | - | 20 | 1 | - |
| Eni Tunisia BV | - | - | - | - | - | 5 | - |
| GreenStream BV | 2 | - | - | - | - | 3 | - |
| Ieoc Exploration BV | 8 | - | - | - | - | 13 | - |
| Ieoc Production BV | 2 | - | - | - | - | 3 | - |
| Naoc - Nigerian Agip Oil Co Ltd | 61 | 15 | - | - | - | 12 | - |
| Padana Assicurazioni SpA | 5 | 10 | - | - | 2 | - | - |
| Polimeri Europa SpA | 19 | 3 | - | - | - | 24 | 2 |
| Praoil Oleodotti Italiani SpA | 1 | - | - | - | - | 1 | - |
| Raffineria di Gela SpA | 6 | 1 | - | - | - | 4 | - |
| Serfactoring SpA | - | 28 | - | - | - | - | - |
| Snam Rete Gas SpA | 16 | 18 | 16 | - | - | 17 | - |
| Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA | 47 | 15 | - | - | - | 43 | - |
| Sofid SpA | - | 2 | - | - | 3 | - | - |
| Stoccaggi Gas Italia SpA | 4 | - | - | - | - | 12 | - |
| Syndial SpA | 54 | 3 | 2 | - | - | 41 | - |
| **Total Eni subsidiaries** | 617 | 193 | 3,190 | 2 | 34 | 474 | 3 |
| Eni associates | 1 | - | - | - | - | 1 | - |
| **Total Eni companies** | 618 | 193 | 3,190 | 2 | 34 | 475 | 3 |
| **Total transactions with related parties** | 640 | 246 | 3,237 | 2 | 34 | 475 | 3 |
| **Overall total** | 2,805 | 2,562 | 4,741 | 1,221 | 2,140 | 4,735 | 5 |
| **Incidence (%)** | 22.42 | 9.6 | 68.27 | 0.1 | 1.6 | 10.0 | 60.0 |

Trade transactions in the first half of 2008 consisted of the following:

(€ million)

| | June 30, 2008 | | | First half 2008 | | | |
|---|---|---|---|---|---|---|---|
| | | | | Costs | | Revenues | |
| Name | Receivables | Payables | Guarantees | Goods | Services | Goods and services | Other |
| **Unconsolidated associates** | | | | | | | |
| CEPAV (Consorzio Eni per l'Alta Velocità) Due | 86 | 43 | 64 | - | - | - | - |
| LNG - Serviços e Gestão de Projectos Lda | - | - | - | - | - | 1 | - |
| Consorzio ITA | 1 | - | - | - | - | 1 | - |
| TSKJ Italia Srl | - | - | 22 | - | - | - | - |
| **Total** | 87 | 43 | 86 | - | - | 2 | - |
| **Unconsolidated subsidiaries** | | | | | | | |
| Snamprogetti Africa (Nigeria) Ltd | 2 | - | - | - | - | - | - |
| **Total** | 2 | - | - | - | - | - | - |
| **Eni subsidiaries** | | | | | | | |
| Eni SpA | 26 | 9 | 3,220 | - | 4 | 1 | - |
| Eni SpA Exploration & Production Division | 117 | 2 | - | - | - | 116 | - |
| Eni SpA Gas & Power Division | 7 | - | - | - | - | 10 | - |
| Eni SpA Refining & Marketing Division | 50 | 35 | - | 3 | - | 44 | - |
| Agip Energy & Natural Resources (Nigeria) Ltd | 19 | - | - | - | - | 11 | 2 |
| Agip Karachaganak BV | 1 | - | - | - | - | 2 | - |
| Dunastyr Polisztirolgyàrtà | 1 | - | - | - | - | 1 | - |
| Ecofuel SpA | - | - | - | - | - | 1 | - |
| Eni Algeria Production BV | 1 | - | - | - | - | 2 | - |
| Eni Australia BV | 43 | 7 | - | - | - | 41 | - |
| Eni Congo SA | 27 | 6 | - | - | - | 52 | - |
| Eni Corporate University SpA | - | 3 | - | - | 2 | - | - |
| Eni Coordination Center SA | 25 | - | - | - | - | - | - |
| Eni Iran BV | 8 | 2 | - | - | - | 3 | - |
| Eni Insurance Ltd | - | - | - | - | - | - | 2 |
| Eni Mediterranea Idrocarburi SpA | 9 | - | - | - | - | 11 | - |
| Eni North Africa BV | 12 | - | - | - | - | 24 | - |
| EniPower Mantova SpA | 5 | - | - | - | - | 4 | - |
| EniPower SpA | 2 | 4 | - | - | - | 3 | - |
| EniServizi SpA | 2 | 20 | - | 1 | 20 | 1 | - |
| Eni Tunisia BV | 17 | - | - | - | - | 17 | - |
| GreenStream BV | 4 | - | - | - | - | 2 | - |
| Ieoc Production BV | 1 | - | - | - | - | 1 | - |
| Naoc - Nigerian Agip Oil Co Ltd | 31 | 1 | - | - | - | 20 | - |
| Nigerian Agip Exploration Ltd | 1 | - | - | - | - | - | - |
| Padana Assicurazioni SpA | - | - | - | - | 2 | - | - |
| Polimeri Europa SpA | 16 | 4 | - | - | 1 | 12 | - |
| Raffineria di Gela SpA | 7 | - | - | - | - | 6 | - |
| Serfactoring SpA | - | 15 | - | - | - | - | - |
| Snam Rete Gas SpA | 31 | 29 | - | - | - | 19 | - |
| Società EniPower Ferrara Srl | 3 | - | - | - | - | 3 | - |
| Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA | 23 | 85 | - | - | - | 41 | - |
| Sofid SpA | 1 | 2 | - | - | 2 | - | - |
| Stoccaggi Gas Italia SpA | 10 | 1 | - | - | - | 10 | - |
| Syndial SpA | 56 | 5 | 2 | - | - | 33 | - |
| **Total Eni subsidiaries** | 556 | 230 | 3,222 | 4 | 31 | 491 | 4 |
| Eni associates | 2 | - | - | - | - | 1 | - |
| **Total Eni companies** | 558 | 230 | 3,222 | 4 | 31 | 492 | 4 |
| **Total transactions with related parties** | 647 | 273 | 3,308 | 4 | 31 | 494 | 4 |
| **Overall total** | 3,117 | 4,813 | 4,817 | 967 | 2,170 | 4,619 | 14 |
| **Incidence (%)** | 20.76 | 5.67 | 68.67 | 0.41 | 1.43 | 10.69 | 28.57 |

Other transactions consisted of the following:

| | June 30, 2007 | | | June 30, 2008 | | |
|---|---|---|---|---|---|---|
| (€ million) | Other receivables | Other payables | Contract work in progress | Other receivables | Other payables | Contract work in progress |
| Eni SpA | 60 | 39 | - | 108 | 100 | - |
| Eni SpA Gas & Power Division | - | - | - | - | - | - |
| Agip Energy and Natural Resources (Nigeria) Ltd | 1 | - | - | - | - | - |
| Banque Eni SA | - | - | - | 2 | - | - |
| Eni Trading & Shipping SpA | - | - | - | 3 | - | - |
| GreenStream BV | - | - | - | - | - | - |
| Naoc - Nigerian Agip Oil Co Ltd | - | - | - | - | - | 3 |
| Padana Assicurazioni SpA | 1 | - | - | - | - | - |
| Polimeri Europa SpA | - | - | 2 | - | - | - |
| Raffineria di Gela SpA | - | - | - | - | - | - |
| Serfactoring SpA | - | - | - | - | 11 | - |
| Sofid SpA | 2 | - | - | - | - | - |
| **Total transactions with related parties** | **64** | **39** | **2** | **113** | **111** | **3** |
| **Overall total** | **141** | **68** | **710** | **278** | **154** | **991** |
| **Incidence (%)** | **45.4** | **57.4** | **0.3** | **40.6** | **72.0** | **0.3** |

### Financing transactions

Financing transactions in the first half of 2007 consisted of the following:

(€ million)

| | June 30, 2007 | | | First half 2007 | |
|---|---|---|---|---|---|
| Name | Receivables | Payables | Guarantees | Charges | Gains |
| Eni SpA | 12 | 1,503 | 6,696 | 80 | 42 |
| Banque Eni SA | - | 1 | - | - | - |
| Eni Coordination Center SA | - | 609 | - | 10 | 4 |
| Eni Dación BV | - | 3 | - | - | - |
| Eni International Bank Ltd | - | 123 | 36 | 5 | 1 |
| Sofid SpA | 1 | 6 | - | - | - |
| **Total transactions with related parties** | **13** | **2,245** | **6,732** | **95** | **47** |

Financing transactions in the first half of 2008 consisted of the following:

(€ million)

| | June 30, 2008 | | | First half 2008 | |
|---|---|---|---|---|---|
| Name | Receivables | Payables | Guarantees | Charges | Gains |
| Eni SpA | 13 | 1,951 | 8,482 | 138 | 123 |
| Banque Eni SA | - | - | 350 | 1 | 4 |
| Eni Coordination Center SA | - | 1,342 | - | 30 | 3 |
| Eni Dación BV | - | 4 | - | - | - |
| Eni International Bank Ltd | - | - | - | - | - |
| Eni Trading & Shipping SpA | - | - | 23 | - | 2 |
| Sofid SpA | - | - | - | - | - |
| **Total transactions with related parties** | **13** | **3,297** | **8,855** | **169** | **132** |

As the result of a special agreement between Saipem and the Eni Corporate Finance Unit (previously Enifin SpA), Eni SpA supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.
The incidence of financial transactions and positions with related parties was as follows:

| | June 30, 2007 | | | June 30, 2008 | | |
|---|---|---|---|---|---|---|
| (€ million) | Total | Related parties | Incidence % | Total | Related parties | Incidence % |
| Short-term debt | 2,335 | 2,158 | 92.40 | 3,198 | 2,858 | 89.36 |
| Long-term debt (including current portion) | 859 | 87 | 10.10 | 933 | 439 | 47.05 |

| | First half 2007 | | | First half 2008 | | |
|---|---|---|---|---|---|---|
| (€ million) | Total | Related parties | Incidence % | Total | Related parties | Incidence % |
| Finance income | 406 | 47 | 11.58 | 586 | 132 | 22.53 |
| Finance expense | 463 | 95 | 20.52 | 635 | 169 | 26.61 |

The main cash flows with related parties were as follows:

| (€ million) | June 30, 2007 | June 30, 2008 |
|---|---|---|
| Revenues and other income | 478 | 498 |
| Costs and other expenses | (36) | (35) |
| Finance income (expense) | (48) | (37) |
| Net change in trade receivables and liabilities | (102) | 200 |
| **Net cash from operating activities** | **292** | **626** |
| Change in financing liabilities (receivables) | (434) | 232 |
| **Net cash used in financing activities** | **(434)** | **232** |
| **Total cash flows with related parties** | **(142)** | **858** |

The incidence of cash flows with related parties was as follows:

| | June 30, 2007 | | | June 30, 2008 | | |
|---|---|---|---|---|---|---|
| (€ million) | Total | Related parties | Incidence % | Total | Related parties | Incidence % |
| Cash from operating activities | 483 | 292 | 60.46 | 645 | 626 | 97.05 |
| Cash used in investing activities | (536) | - | - | (656) | - | - |
| Cash used in financing activities | 274 | (434) | (158.39) | (56) | 232 | (414.29) |

**Information on jointly controlled entities**

Information relating to jointly controlled entities consolidated using the proportional method was as follows:

| (€ million) | June 30, 2007 | June 30, 2008 |
|---|---|---|
| Working capital, net | (5) | (75) |
| Total assets | 1,070 | 749 |
| Total liabilities | 766 | 662 |
| Revenues | 586 | 732 |
| Operating expenses | 553 | 710 |
| Operating profit | 33 | 22 |
| Net profit | 24 | 14 |

## 44 Assets classified as held for sale

Other assets held for sale amounted to €80 million and related to the programme for the disposal of non-core assets, and in particular to the sale of non-strategic investments in Fertilizantes Nitrogenados de Oriente CEC (and its subsidiaries) and in Fertilizantes Nitrogenados de Oriente SA.

Assets and liabilities of assets held for sale were as follows:

| (€ million) | Fertilizantes Nitrogenados de Oriente CEC and Fertilizantes Nitrogenados de Oriente SA |
|---|---|
| **Non-current assets** | |
| Investments accounted for using the equity method | 80 |
| **Total assets held for sale** | 80 |

## 45 Significant non-recurring events and operations

In the first half of 2008, no significant non-recurring events and/or operations took place.

In the first half of 2007, significant non-recurring transactions consisted of a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities ('TFR') following the changes introduced by the 2007 Italian Budget Law and related decrees (€11 million).

## 46 Positions or transactions deriving from atypical and unusual operations

In the first half of 2007 and 2008, no significant atypical and unusual operations were performed.

## 47 Significant post-closing events

Information on significant post-closing events is provided in the 'Subsequent events' section of the 'Operating and Financial Review'.

# Certification by company executive bodies and the senior manager charged with preparing the company's financial reports pursuant to Article 154-*bis*, comma 5 of Legislative Decree No. 58/1998 (Consolidated Finance Act), and prepared in accordance with Issuers' Regulations (attachment 3C-*ter*)

1. The undersigned Pietro Franco Tali and Alessandro Bernini in their quality as Chairman and CEO and manager responsible for the preparation of financial reports of Saipem SpA, respectively, pursuant to Article 154-*bis*, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that the internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2008 and during the period covered by the report, were:

- adequate to the company structure, and
- effectively applied during the process of preparation of the report.

2. Internal controls over financial reporting in place for the preparation of the 2008 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Saipem in accordance with the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers also certify that:

3.1 the 2008 condensed consolidated interim financial statements:

a) were prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b) correspond to the company's evidence and accounting books and entries;

c) fairly represent the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the periods presented in this report.

3.2 The Operating and Financial Review provides information regarding material events occurred during the first half of 2008 and their impact on condensed financial statements, as well as a description of the main risks and uncertainties for the second half of the year and related-party transactions.

July 29, 2008

| Chairman and CEO | Chief Financial Officer |
|---|---|
| Pietro Franco Tali | Alessandro Bernini |

# Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

**AUDITORS' REPORT ON THE REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2008**

To the Shareholders of
Saipem SpA

1. We have reviewed the condensed consolidated interim financial statements of Saipem SpA and subsidiaries (Saipem Group) as of 30 June 2008 and for the six months then ended, comprising the consolidated balance sheet, consolidated income statement, consolidated statement of changes in shareholders' equity and cash flows and related explanatory notes. Saipem SpA's Directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Accounting Standard n° 34 (IAS 34), applicable to interim financial reporting, as adopted by the European Union. Our responsibility is to issue this report based on our review.

2. Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the condensed consolidated interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the above mentioned consolidated financial statements. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual consolidated financial statements, we do not express a professional audit opinion on the condensed consolidated interim financial statements.

   Regarding the comparative amounts of the consolidated financial statements of the prior year and of the consolidated interim financial statements of the prior year presented in the condensed consolidated interim financial statements, reference should be made to our reports dated 5 April 2008 and 27 September 2007, respectively.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Napoli 80121 Piazza dei Martiri 30 Tel. 08136181 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Grazioli 73 Tel. 0461237004 – Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

3. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Saipem Group as of 30 June 2008 have not been prepared, in all material respects, in accordance with IAS 34, applicable to interim financial reporting, as adopted by the European Union.

Milan, 8 August 2008

PricewaterhouseCoopers SpA

*Signed by*

Andrea Alessandri
(Partner)

**This report has been translated into the English language solely for the convenience of international readers.**

(2)



Società per Azioni
Headquarters: San Donato Milanese (Milan), Italy
Via Martiri di Cefalonia, 67
Capital stock: €441,410,900 fully paid
Tax identification number and Milan Companies' Register
No. 00825790157
Branches:
Cortemaggiore (PC) - Via Enrico Mattei, 20

**Information for Shareholders**
Saipem SpA, Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milan) - Italy

**Relation with institutional investors and financial analysts**
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

**Publications**
Bilancio al 31 dicembre (in Italian) redatto ai sensi
del D.Lgs. 9 aprile 1991, n. 127
Annual Report at December 31 (in English)
Relazione finanziaria semestrale consolidata al 30 giugno (in Italian)
Interim Consolidated Report as of June 30 (in English)
Sustainability Report (in English)

Also available on Saipem's website: www.saipem.eni.it

**Website:** www.saipem.eni.it
**Operator:** +39-025201

**Design:** Opera
**Cover:** Grafica Internazionale - Rome - Italy
**Layout and supervision:** Studio Joly Srl - Rome - Italy
**Printing:** Impronta Grafica - Cantù (Como) - Italy

Eni Saipem



Società per Azioni
Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milan) - Italy
Tel. +39.02.5201 - Fax +39.02.52054295
www.saipem.eni.it


END